      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 3, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                              OLD NATIONAL BANCORP
             (Exact name of registrant as specified in its charter)

             INDIANA                              6021                            35-1539838
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

           420 MAIN STREET, EVANSVILLE, INDIANA 47708, (812) 464-1434 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     JEFFREY L. KNIGHT, ESQ.            TIMOTHY M. HARDEN, ESQ.            JEFFREY M. WERTHAN, P.C.
  CORPORATE SECRETARY & GENERAL        MICHAEL J. MESSAGLIA, ESQ.           CRAIG M. SCHEER, ESQ.
             COUNSEL                   KRIEG DEVAULT ALEXANDER &              SILVER FREEDMAN &
       OLD NATIONAL BANCORP                  CAPEHART, LLP                        TAFF, LLP
         420 MAIN STREET             ONE INDIANA SQUARE, SUITE 2800       1100 NEW YORK AVENUE, NW,
    EVANSVILLE, INDIANA 47708       INDIANAPOLIS, INDIANA 46204-2017            SEVENTH FLOOR
          (812) 464-1363                     (317) 636-4341                  WASHINGTON, DC 20005
       (AGENT FOR SERVICE)                     (COPY TO)                        (202) 414-6100
                                                                                  (COPY TO)

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
                                                                   PROPOSED             PROPOSED
TITLE OF EACH CLASS OF                      AMOUNT TO BE       MAXIMUM OFFERING    MAXIMUM AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED                REGISTERED(1)        PRICE PER UNIT     OFFERING PRICE(1)   REGISTRATION FEE(2)
--------------------------------------------------------------------------------------------------------------------------
                                          up to 3,532,100
Common Stock, no par value.............        shares                $N/A             $97,100,000            $25,635
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------

(1) The number of shares of Old National common stock to be registered pursuant to this registration statement is based upon an estimate of the maximum purchase price of $97.1 million.

(2) The registration fee was calculated pursuant to Rule 457(f) under the Securities Act of 1933, as amended as follows: .000264 multiplied by the proposed maximum aggregate offering price.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                      [PERMANENT BANCORP, INC. LETTERHEAD]

     Your Board of Directors and the Board of Directors of Old National Bancorp have agreed that Old National will acquire Permanent Bank and Permanent Bancorp through the merger of Permanent Bank into Old National Bank followed by the merger of Permanent Bancorp into a wholly-owned subsidiary of Old National. Your Board of Directors believes that the mergers are in the best interests of Permanent Bancorp as a whole, including your interests, and that the mergers will result in a combined company with expanded opportunities for profitable growth and enhancement of shareholder value.

     The merger agreement provides for a fixed transaction price to be paid in shares of Old National common stock, with the exchange ratio of Old National shares for Permanent Bancorp shares to be based on the average per share closing price of Old National common stock for the ten trading days immediately preceding the time of the closing of the mergers, subject to adjustment. If the company merger is approved by the shareholders of Permanent Bancorp and all other closing conditions are satisfied, you will receive shares of Old National common stock with a value of approximately $20.75, subject to adjustment, for each share of Permanent Bancorp common stock you own on the date the company merger is completed. Old National's common stock is traded on the Nasdaq National Market System under the symbol "OLDB." For an explanation of how the exchange ratio will work, see "Proposed Mergers -- Merger Consideration" in the accompanying Proxy Statement-Prospectus.

     Permanent Bancorp's financial advisor, Capital Resources Group, Inc., has issued its opinion to the Board of Directors of Permanent Bancorp that the consideration to be paid in the proposed company merger is fair, from a financial point of view, to Permanent Bancorp's shareholders. Your Board of Directors unanimously approved the merger agreement and recommends that the shareholders of Permanent Bancorp adopt it. The company merger cannot be completed unless the holders of at least a majority of the outstanding shares of Permanent Bancorp adopt the merger agreement. The special meeting of Permanent Bancorp shareholders to vote on the merger agreement will be held on:

                                    ,                , 2000
                                       .m. (local time)
                           Evansville, Indiana 47708

     Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and returning the enclosed proxy card in the pre-addressed envelope provided. The enclosed proxy statement-prospectus provides you with detailed information about the meeting and the mergers. We encourage you to read this entire document carefully.

                                            Sincerely,

                                            Donald P. Weinzapfel
                                            Chairman and Chief Executive Officer
                             ---------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THE SECURITIES TO BE ISSUED UNDER THIS PROXY STATEMENT-PROSPECTUS OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SHARES OF OLD NATIONAL COMMON STOCK ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.
                             ---------------------

       THE DATE OF THIS PROXY STATEMENT-PROSPECTUS IS             , 2000
    AND IS BEING MAILED TO PERMANENT BANCORP SHAREHOLDERS ON THE SAME DATE.

                            PERMANENT BANCORP, INC.
                              101 SE THIRD STREET
                           EVANSVILLE, INDIANA 47708
                                 (812) 428-6800

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON             , 2000

To Our Shareholders:

     We will hold a special meeting of shareholders of Permanent Bancorp, Inc.
on:
                                   ,             , 2000
                                          .m. (local time)
                           Evansville, Indiana 47708

The purposes of the special meeting are:

1. To consider and vote upon the Agreement of Affiliation and Merger, dated as of December 20, 1999, by and among Old National Bancorp, Permanent Bancorp, Merger Corporation I (a wholly owned subsidiary of Old National), Old National Bank and Permanent Bank, pursuant to which Permanent Bank will merge with and into Old National Bank, and Permanent Bancorp will merge immediately thereafter with Merger Corporation I. Under the terms of the merger agreement, each outstanding share of Permanent Bancorp common stock will be converted into the right to receive shares of Old National common stock with a value of $20.59 per share, subject to adjustment, as described in the accompanying Proxy Statement-Prospectus; and

2. To transact such other business which may properly be presented at the special meeting or any adjournment or postponement of the special meeting.

     We have fixed the close of business on             , 2000 as the record
date for determining those shareholders who are entitled to notice of, and to vote at, the special meeting and any adjournment or postponement of it. Adoption of the merger agreement requires the affirmative vote of at least the majority of the outstanding shares of Permanent Bancorp common stock.

     The merger agreement, which describes the terms of the mergers in great detail, is attached as Appendix A to the accompanying Proxy
Statement-Prospectus.

     Please do not send your stock certificates at this time. If the mergers are completed, we will send you instructions regarding the surrender of your stock certificates.

                                        BY ORDER OF THE BOARD OF DIRECTORS

                                        Robert A. Cern
                                        Secretary

            , 2000

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                               TABLE OF CONTENTS

                                                               PAGE
                                                               ----
Questions and Answers About the Mergers.....................
Summary.....................................................
  The Parties to the Merger.................................
  The Mergers...............................................
  Interests of Certain Persons in the Mergers...............
  Special Shareholders' Meeting.............................
  Comparative Per Share Market Price Information............
  Recent Developments.......................................
  Comparative Per Share Data................................
Summary of Selected Financial Data -- Old National
  Bancorp...................................................
Summary of Selected Financial Data -- Permanent Bancorp.....
Special Meeting.............................................
  General...................................................
  Matters to be Considered..................................
  Proxies...................................................
  Solicitation of Proxies...................................
  Record Date and Voting Rights.............................
  Recommendation of Permanent Bancorp Board of Directors....
Proposed Mergers............................................
  General...................................................
  Merger Consideration......................................
  Description of the Mergers................................
  Background of the Mergers.................................
  Reasons for the Mergers...................................
  Recommendation of the Permanent Bancorp Board of
     Directors..............................................
  Fairness Opinion of Permanent Bancorp's Financial
     Advisor................................................
  Conversion of Permanent Bancorp Common Stock..............
  Treatment of Permanent Bancorp Stock Options..............
  Exchange of Certificates; Fractional Shares...............
  Dissenters' Rights........................................
  Resale of Old National Common Stock by Affiliates of
     Permanent Bancorp......................................
  Conditions to the Completion of the Mergers...............
  Termination Fee...........................................
  Termination of the Merger Agreement.......................
  Restrictions Affecting Permanent Bancorp..................
  Regulatory Approvals Required for the Mergers.............
  Accounting Treatment for the Mergers......................
  Effective Time............................................
  Management, Personnel and Employee Benefits After the
     Mergers................................................
  Interest of Certain Persons in the Mergers................
  Indemnification; Directors' and Officers' Liability
     Insurance..............................................
Federal Income Tax Consequences.............................
  Tax Opinion...............................................
  Tax Consequences to Old National and Permanent Bancorp....
  Tax Consequences to Permanent Bancorp Shareholders........
Comparative Per Share Data..................................
  Nature of Trading Market..................................
  Dividends.................................................
  Existing and Pro Forma Per Share Information..............

                                                               PAGE
                                                               ----
Pro Forma Condensed Combined Financial Information..........
Description of Old National.................................
  Overview..................................................
  Supervision and Regulation................................
  Recent Developments.......................................
  Incorporation of Certain Information by Reference.........
Description of Permanent Bancorp............................
  Business..................................................
  Additional Information and Incorporation of Certain
     Information by Reference...............................
Comparison of Common Stock..................................
  Authorized But Unissued Shares............................
  Preemptive Rights.........................................
  Dividend Rights...........................................
  Voting Rights.............................................
  Charter and Bylaw Amendments..............................
  Special Meetings of Shareholders..........................
  Number of Directors and Term of Office....................
  Removal of Directors......................................
  Dissenters' Rights........................................
  Liquidation Rights........................................
  Redemption and Assessment.................................
  Anti-Takeover Provisions..................................
  Director Liability........................................
  Director Nominations......................................
Legal Opinions..............................................
Experts.....................................................
Other Matters...............................................
Shareholder Proposals.......................................
Forward-Looking Statements..................................
Where You Can Find More Information.........................
APPENDIX A..................................................
APPENDIX B..................................................

                    QUESTIONS AND ANSWERS ABOUT THE MERGERS

Q:   WHAT DO I NEED TO DO NOW?

A: After you carefully read this document, indicate on your proxy card how you want to vote, sign it and mail it in the enclosed envelope as soon as possible. The instructions on the accompanying proxy card will give you more information on how to vote by mail. This will enable your shares to be represented at the Permanent Bancorp special meeting.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares by following the directions your broker provides. If you fail to instruct your broker to vote your shares, your shares will not be voted. If you do not vote or if you abstain from voting, the effect will be a vote against the merger agreement.

Q:   CAN I CHANGE MY VOTE AFTER I SUBMIT MY PROXY WITH VOTING INSTRUCTIONS?

A: Yes. There are three ways you can change your vote. First, you may send a written notice to the person to whom you submitted your proxy stating that you would like to revoke your proxy. Second, you may complete and submit a new proxy card by mail or submit your proxy with new voting instructions. Your shares will be voted in accordance with the latest proxy actually received by Permanent Bancorp prior to the shareholders' meeting. Any earlier proxies will be revoked. Third, you may attend the Permanent Bancorp special meeting and vote in person. Any earlier proxies will be revoked. Simply attending the meeting without voting, however, will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow directions you will receive from your broker to change or revoke your proxy.

Q:   SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A:   No. You should not send in your stock certificates at this time.

     Permanent Bancorp shareholders will exchange their Permanent Bancorp common stock certificates for Old National common stock certificates after the company merger is completed. Old National will send you instructions for exchanging your Permanent Bancorp common stock certificates promptly after the company merger is completed.

Q:   WHAT IS THE "EXCHANGE RATIO?"

A: The exchange ratio is the number of shares of Old National common stock into which each share of Permanent Bancorp common stock will be converted when the company merger is completed. Based on a projected purchase price of the transaction of $92 million, you will receive shares of Old National common stock with the value of $20.75 for each share of Permanent Bancorp common stock you own on the date the company merger is completed. Please note that the share price of Old National common stock may fluctuate before and after the mergers are completed. As a result of the possible adjustments to the exchange ratio, you will not be sure of the market value of the Old National common stock you will receive until the time the company merger is completed.

Q:   HOW WILL THE EXCHANGE RATIO BE DETERMINED?

A: The exchange ratio will be based on the average per share closing price of Old National common stock for the ten trading days immediately preceding the effective time of the company merger. The exchange ratio will be determined under one of the three possible scenarios described below.

     SCENARIO 1: If the average pre-closing Old National share price is greater than or equal to $26.60 but less than or equal to $34.20, the exchange ratio will be determined as follows:

     Step 1: $92 million plus the aggregate exercise price of the Permanent Bancorp stock options that are elected to be exchanged for cash or shares of Old National common stock, as described below under "Treatment of Permanent Stock Options," divided by 4,432,742 which is the approximate total of the number of outstanding shares of Permanent Bancorp common stock and the number of shares underlying Permanent Bancorp stock options.

     Step 2: Divide the number resulting from Step 1 by the average Old National share price.

     Depending upon the average Old National share price, and assuming that no Permanent stock options are elected for exchange, the exchange ratio would range between a low of .6069 shares of Old National at an Old National price of $34.20 to a high of .7802 shares at an Old National price of $26.60.

     SCENARIO 2: If the average pre-closing Old National share price is less than $26.60, the exchange ratio will be determined as follows:

     Step 1: $92 million plus the aggregate exercise price of the Permanent Bancorp stock options that are elected for exchange, divided by $26.60.

     Step 2: Divide the number resulting from Step 1 by 4,432,742.

     Assuming that no Permanent stock options are elected for exchange, the exchange ratio would be .7802. If, however, the average Old National share price is less than $24.70 (in which case the minimum transaction value would fall below $85.4 million), Permanent Bancorp may terminate the merger agreement if Old National elects not to increase the minimum transaction value to $85.4 million through an increase in the exchange ratio.

     SCENARIO 3: If the average pre-closing Old National share price is greater than $34.20, the exchange ratio will be determined as follows:

     Step 1: $92 million plus the aggregate exercise price of the Permanent Bancorp stock options that are elected for exchange, divided by $34.20.

     Step 2: Divide the number resulting from Step 1 by 4,432,742.

     Assuming that no Permanent stock options are elected for exchange, the exchange ratio would be .6069. If, however, the average Old National share price is greater than $36.10 (in which case the minimum transaction value would be greater than $97.1 million), then unless Old National has entered into an agreement with another entity before the effective time of the company merger providing for the sale of Old National in a stock-for-stock exchange, Old National may request to renegotiate the exchange ratio. If Old National and Permanent Bancorp are unable to agree to a new exchange ratio, Old National may terminate the merger agreement. If Old National enters into such an agreement before the effective time and the average Old National share price is greater than $36.10, Old National will not have the right to request renegotiation of the exchange ratio, and the exchange ratio will be determined by completing Steps 1 and 2 of this Scenario 3.

     As noted above, the minimum transaction value of $92 million may increase by up to approximately $1.9 million, and the exchange ratio may increase, depending upon the number of Permanent Bancorp stock options elected for exchange prior to closing. It is uncertain as to how many, if any, stock options will be elected for exchange.

Q:   WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE COMPANY MERGER?

A: For U.S. federal income tax purposes, the conversion of your Permanent Bancorp common stock into Old National common stock will not cause you to recognize any gain or loss. You will, however, recognize income gain or loss in connection with any cash received for fractional shares of Old National common stock. Your tax basis for the Old National common stock received in the company merger, including the fractional shares you are deemed to have received and then are redeemed for cash, will be the same as the tax basis for your Permanent Bancorp common stock and your holding period for the Old National common stock received in the company merger, including the fractional shares you are deemed to have received and then are redeemed for cash, generally will include the holding period of your Permanent Bancorp common stock exchanged in the company merger. For a more complete description of federal income tax
     considerations, see page   .

     This tax treatment may not apply to certain Permanent Bancorp shareholders, including shareholders who are non-U.S. persons or dealers in securities. Determining the actual tax consequences of the company merger to you may be complex. The tax consequences will depend on your specific situation and on variables not within your control. You should consult your own tax advisor for a full understanding of the company merger's tax consequences.

Q:   WHAT OTHER MATTERS WILL BE VOTED ON AT THE MEETING?

A: Permanent Bancorp does not expect that any matter other than the merger agreement will be voted on at the meeting.

Q:   WILL MY SHAREHOLDER RIGHTS CHANGE AS A RESULT OF THE COMPANY MERGER?

A: Yes. As a Permanent Bancorp shareholder, your rights are governed by Delaware law, the state in which Permanent Bancorp is incorporated, and by Permanent Bancorp's Certificate of Incorporation and By-Laws. After the company merger, you will become an Old National shareholder, and your rights will be governed by Indiana law, the state in which Old National is incorporated, and by Old National's Articles of Incorporation and By-Laws. For a summary of some of the differences between the rights of Permanent Bancorp shareholders and the rights of Old National shareholders, see page
       .

Q:   WHOM SHOULD I CALL WITH QUESTIONS?

A: You should call Donald P. Weinzapfel, Chairman and Chief Executive Officer, Permanent Bancorp, at (812) 437-2265.

                                    SUMMARY

     This summary highlights some of the information contained in this document. Because this is a summary, it does not contain all the information that may be important to you. To understand the merger fully and for a more complete description of the legal terms of the merger, you should read carefully this entire document and the documents to which we have referred you.

THE PARTIES TO THE MERGER

     OLD NATIONAL BANCORP
     420 Main Street
     Evansville, Indiana 47708
     (812) 464-1434

     Old National Bancorp is a bank holding company, incorporated under Indiana law and headquartered in Evansville, Indiana. Through its 7 full-service banking subsidiaries, including Old National Bank, Old National operates a general banking business from 149 banking offices and 259 ATM locations located throughout Indiana, Illinois, Kentucky, Ohio and Tennessee. In addition, Old National provides trust services and additional financial services through other subsidiaries. At December 31, 1999, on a consolidated basis, Old National had assets of approximately $7 billion, deposits of approximately $5 billion, and shareholders' equity of approximately $493 million. Old National's common stock is traded on the Nasdaq National Market under the symbol "OLDB."

     PERMANENT BANCORP, INC.
     101 SE Third Street
     Evansville, Indiana 47708
     (812) 437-2265

     Permanent Bancorp is a unitary savings and loan holding company, incorporated under Delaware law and headquartered in Evansville, Indiana. Permanent Bancorp owns and operates one affiliate bank, Permanent Bank, with 11 affiliated offices and 18 ATM locations in Indiana. At December 31, 1999, Permanent Bancorp, on a consolidated basis, had assets of approximately $497 million, deposits of approximately $344 million and shareholders' equity of approximately $40 million. Permanent Bancorp's common stock is traded on the Nasdaq National Market under the symbol "PERM."

THE MERGERS

     Description of the mergers. We propose mergers in which Permanent Bank will merge into Old National Bank, and Permanent Bancorp will merge immediately thereafter into Merger Corporation I, an Indiana corporation and wholly-owned subsidiary of Old National. Old National Bank will survive the bank merger and Merger Corporation I will survive the company merger. Old National will issue shares of its common stock to shareholders of Permanent Bancorp in exchange for their shares of Permanent Bancorp common stock.

     Recommendation of the Board of Directors of Permanent Bancorp. The Board of Directors of Permanent Bancorp believes that the mergers are in the best interests of Permanent Bancorp and its shareholders, and unanimously recommends that you vote "FOR" the proposal to adopt the merger agreement. See "Proposed
Mergers -- Recommendation of the Board of Directors" on page   . The Board of
Directors of Permanent Bank and Permanent Bancorp, as the sole shareholder of Permanent Bank, have approved the bank merger.

     Permanent Bancorp shareholders will receive Old National common stock in the mergers. If the mergers are completed, based on a projected purchase price of the transaction of $92 million, you will receive shares of Old National common stock with a value of $20.75, subject to adjustment, for each share of Permanent Bancorp common stock you own on the date the company merger is completed. The purchase price of the transaction may increase by up to approximately $1.9 million depending upon the number of Permanent Bancorp stock options elected to be exchanged prior to closing. See "Treatment of Permanent Bancorp Stock Options." Please note that the share price of Old National common stock may fluctuate before the mergers are completed. Moreover, as a result of the possible adjustments to the exchange ratio, you will not be sure of the market value of the Old National common stock you will receive until the time the mergers are completed. For an explanation of how the exchange ratio will work, see "Proposed Mergers -- Merger
Consideration," on page   .

     You will have to surrender your Permanent Bancorp common stock certificates to receive new stock certificates representing Old National common stock. You will receive written instructions on how to surrender your shares after we complete the company merger. If you hold your shares of Permanent Bancorp common stock in "street name" through a bank or broker, your bank or broker is responsible for ensuring that the certificate or certificates representing your shares are properly surrendered and that the appropriate number of Old National shares are credited to your account. See "Proposed Mergers -- Conversion of
Permanent Bancorp Common Stock" on page   and "Proposed Mergers -- Exchange of
Certificates; Fractional Shares" on page   .

     Treatment of Permanent Bancorp Stock Options. Holders of options to purchase Permanent Bancorp common stock may choose one of three alternatives for the treatment of their options. A Permanent Bancorp option holder may elect to
(1) exchange his or her option for cash, (2) exchange his or her option for shares of Old National common stock or (3) have his or her option converted into an option to purchase Old National common stock, with adjustments to the number of shares and exercise price based on the exchange ratio. A Permanent Bancorp option holder wishing to select alternative 1 or 2 must make his or her election by written notice delivered to Old National at least five business days prior to the closing of the company merger. See "Proposed Merger -- Treatment of Permanent Bancorp Stock Options."

     Payments of dividends on shares of Permanent Bancorp common stock. After the mergers become effective, your stock certificates for shares of Permanent Bancorp common stock will represent only the right to receive shares of Old National common stock and cash for fractional shares. You will not receive payments of dividends declared on shares of Old National common stock until you surrender your Permanent Bancorp common stock certificates to receive new stock certificates representing Old National common stock.

     Old National will not issue fractional shares. Old National will not issue any fractional shares of its common stock as a result of the exchange ratio. Instead, you will receive the value of any fractional share in cash, based upon the average closing price per share of Old National's common stock during the ten trading days preceding the closing of the company merger.

     Company Merger generally tax-free for Permanent Bancorp
shareholders. Permanent Bancorp and Old National expect that your exchange of shares of Permanent Bancorp common stock for shares of Old National common stock generally will not cause you to recognize any gain or loss for U.S. federal income tax purposes. You will, however, have to recognize a taxable gain or loss for any cash received instead of fractional shares. The expected material
federal income tax consequences are set out in greater detail on page   .

     Old National and Permanent Bancorp will not be obligated to complete the company merger unless they each receive a legal opinion, dated as of the closing date, from Old National's legal counsel that the company and bank mergers will be treated as transactions of a type that are generally tax-free for U.S. federal income tax purposes. In that case, the U.S. federal income tax treatment of the mergers will be as described above. However, this legal opinion will not bind the Internal Revenue Service, which could take a different view.

     Tax matters are very complicated, and the tax consequences of the company merger to you will depend on the facts of your own situation. Old National and Permanent Bancorp urge you to consult with your personal tax advisor for a full understanding of the tax consequences of the company merger to you.

     No Dissenters' rights. As a shareholder of Permanent Bancorp, you do not have any rights under Delaware law to dissent from the company merger.

     Our reasons for the mergers. Permanent Bancorp and Old National are proposing to affiliate because they believe that by combining the companies they can create a stronger and more diversified company that will provide significant benefits to Permanent Bancorp's shareholders and customers. The Board of Directors of Permanent Bancorp believes that by bringing its customers and banking products together with those of Old National, the companies can do a better job of growing their combined revenue than if they did not merge. The Permanent Bancorp Board of Directors also believes that in the rapidly changing environment of the banking industry, Permanent Bancorp's long-term goal of enhancing shareholder value will be reached by affiliating with Old National. You can find a more detailed discussion of the background to the merger agreement and Permanent Bancorp's and Old National's reasons for the mergers
under "Proposed Mergers -- Reasons for the Mergers" on page   .

     Permanent Bancorp's financial advisor believes the merger consideration is fair, from a financial point of view, to Permanent Bancorp's shareholders. Among other factors considered in deciding to approve the mergers, the Permanent Bancorp Board of Directors received the oral opinion, which was subsequently delivered in writing, of its financial advisor, Capital Resources Group, Inc., that, as of December 20, 1999, the consideration payable to the holders of Permanent Bancorp common stock was fair from a financial point of view. Capital Resources Group, Inc. re-confirmed its opinion in writing as of the date of this document. The opinion of Capital Resources Group is attached to this document as Appendix B. You should read this opinion completely to understand the assumptions made, matters considered and limitations of the review undertaken by Capital Resources Group, Inc. See "Proposed Mergers -- Fairness Opinion of
Permanent Bancorp's Financial Advisor" on page   .

     Conditions to completion of the mergers. The completion of the mergers depend on a number of conditions being met. Some of the conditions are:

     - The merger agreement is approved by the holders of at least a majority of the outstanding shares of Permanent Bancorp common stock.

     - Regulatory approval required under federal banking laws is received and the waiting periods have expired.

     See "Proposed Mergers -- Conditions to Completion of the Mergers" on page
  .

     Regulatory approvals of the mergers. As noted above, one of the conditions to completion of the mergers is the receipt of the regulatory approvals required under the federal banking laws. The bank merger requires the prior approval of the Office of the Comptroller of the Currency and the Office of Thrift Supervision. Applications for the approvals have been filed with these agencies. We cannot assure you as to when or whether the approvals will be received. See
"Proposed Mergers -- Regulatory Approvals Required for the Mergers" on page   .

     We may decide not to complete the mergers. Old National and Permanent Bancorp can agree at any time not to complete the mergers, even if the shareholders of Permanent Bancorp have adopted the merger agreement. Also, Old National and Permanent Bancorp may, under certain conditions and without the consent of the parties to the merger agreement, terminate the merger agreement if, among other reasons:

     - The other party or its subsidiary breaches any representation or warranty contained in the merger agreement and the breach is not cured within 30 days.

     - The other party or its subsidiary materially breaches any covenant contained in the merger agreement and the breach is not cured within 30 days.

     - Certain claims, proceedings or litigation are commenced or threatened.

     - Old National experiences a material adverse change in financial condition or results of operations from September 30, 1999, in which case Permanent Bancorp may terminate.

     - Permanent Bancorp experiences a material adverse change in financial condition or results of operations from December 20, 1999, in which case Old National may terminate.

     - The mergers are not completed by September 30, 2000.

     Additionally, Permanent Bancorp may terminate the merger agreement if the average price per share of Old National common stock is less than $24.70 and Old National elects not to increase the transaction value to $85.4 million. If the share price of Old National is greater than $36.10, then, unless Old National has entered into an agreement with another entity before the effective time of the company merger providing for the sale of Old National in a stock-for-stock exchange, Old National may request to renegotiate the exchange ratio. If Old National and Permanent Bancorp are unable to agree to a new exchange ratio, Old National may terminate the merger agreement.

     Termination Fee. Permanent Bancorp and Permanent Bank have agreed to pay to Old National a termination fee in the amount of $4,600,000 upon the occurrence of certain actions by Permanent Bancorp or the subsidiaries of Permanent
Bancorp. See "Termination Fee" on page   .

     Effective time of the mergers. Old National and Permanent Bancorp anticipate that the mergers will be completed in July, 2000. See "Proposed
Mergers -- Effective Time" on page   .

     Comparative shareholder rights. As a Permanent Bancorp shareholder, your rights are governed by Delaware law, the state in which Permanent Bancorp is incorporated, and by Permanent Bancorp's Certificate of Incorporation and By-Laws. After the mergers, you will become an Old National shareholder, and your rights will be governed by Indiana law, the state in which Old National is incorporated, and by Old National's Articles of Incorporation and By-Laws. See
"Comparison of Common Stock" on page   .

INTERESTS OF CERTAIN PERSONS IN THE MERGERS

     Certain individuals associated with Permanent Bancorp or Permanent Bank may be deemed to have certain interests in the mergers in addition to their interests generally as shareholders of Permanent Bancorp.

     Interest of Mr. Donald P. Weinzapfel. On December 20, 1999, Old National and Donald P. Weinzapfel, Chairman and Chief Executive Officer of Permanent Bancorp, entered into a consulting agreement which provides for Mr. Weinzapfel to provide consulting services to Old National Bank following the mergers. The agreement is effective at the time the mergers are completed, is for a term of eighteen months and provides for a monthly consulting fee of $14,500. See
"Proposed Mergers -- Consulting Agreement" on page   .

     Interest of Mr. Murray J. Brown. Under his employment agreement, Mr. Murray
J. Brown, Chairman and Chief Executive Officer of Permanent Bank, will be entitled to receive a lump sum cash payment of approximately $729,885 if, as expected, he is not employed by Old National or Old National Bank in an equivalent capacity after the mergers. See "Proposed Mergers -- Interest of
Murray J. Brown" on page   .

     For a more detailed discussion of these and other interests of certain persons in the mergers, see "Proposed Mergers -- Interests of Certain Persons in the Mergers."

SPECIAL SHAREHOLDERS' MEETING

     Date, time and place of special meeting. The special shareholders' meeting
will be held on           ,             , 2000, at        .m., local time, at
the           ,           , Evansville, Indiana 47708.

     Purposes of special meeting. At the Permanent Bancorp special meeting, you will be asked:

     - to adopt the merger agreement; and

     - to act upon any other items that may be submitted to a vote at the special meeting.

     As of the date of this document, the Permanent Bancorp Board of Directors does not know of any other matters that will be presented at the special meeting. See "Notice of Special Meeting of Shareholders" and the discussions
under the captions "Special Meeting" and "Proposed Mergers" on pages   and   ,
respectively.

     Required shareholder vote. In order to adopt the merger agreement, the holders of at least a majority of the issued and outstanding shares of Permanent Bancorp common stock must vote in favor of the merger agreement. The bank merger has been approved by Permanent Bank as the sole shareholder of Permanent Bank.

     Proxies. You can revoke your proxy at any time before it is exercised by delivering a later dated proxy to the person to whom you returned your prior proxy (i.e., Permanent Bancorp, if you are the "record holder" of your shares, or your bank or broker, if your shares are held in "street name"), by written notice delivered to the person to whom you returned your prior proxy, or by attending the special meeting and voting in person. Note, however, that if your shares are held in "street name" with a bank, broker or other nominee, you will need to obtain an authorizing proxy from the record holder of your shares indicating that you were the beneficial owner of those shares as of
            , 2000, the record date for voting at the special meeting. Contact your bank or broker as soon as possible if your shares are held and "street name" and you wish to vote in person at the special meeting rather than by proxy. You are encouraged to vote by proxy prior to the special meeting even if you plan to attend the special meeting. See "Special Meeting -- Proxies" on page
  .

     Shares outstanding and entitled to vote. As of             , 2000, there
were      shares of Permanent Bancorp common stock outstanding. You can vote at the special meeting of Permanent Bancorp if you owned Permanent Bancorp common stock at the close of business on that date. You can cast one vote for each share of Permanent Bancorp common stock you owned on that date.

     As of the record date, directors and executive officers of Permanent
Bancorp owned approximately      shares of Permanent Bancorp common stock,
entitling them to exercise   % of the voting power of the Permanent Bancorp
common stock entitled to vote at the special meeting. The      shares do not
include      shares of Permanent Bancorp common stock underlying unexercised stock options held by directors and executive officers of Permanent Bancorp as of the record date; these option shares may not be voted at the special meeting even if the options are exercised prior to the special meeting. On the basis of the unanimous approval of the merger agreement by the Board of Directors of Permanent Bancorp, we currently expect that each director and executive officer of Permanent Bancorp will vote the shares of Permanent Bancorp common stock owned by him or her for adoption of the merger agreement. As of the record date, the banking, trust and investment management subsidiaries of Permanent Bancorp,
as fiduciaries, custodians or agents, held a total of      shares of Permanent
Bancorp common stock. These entities maintained sole or shared voting power with
respect to           of these shares of Permanent Bancorp common stock.

     As of the record date, directors and executive officers of Old National
owned approximately      shares of Permanent Bancorp common stock, entitling
them to exercise   % of the voting power of the Permanent Bancorp common stock entitled to vote at the special meeting.

     See "Special Meeting -- Record Date and Voting Rights" on page   .

     Old National and Permanent Bancorp expect purchase accounting treatment. Old National plans to account for the mergers using the purchase method of accounting. See "Proposed Mergers -- Accounting Treatment for the
Mergers" on page   .

COMPARATIVE PER SHARE MARKET PRICE INFORMATION

     Old National common stock and Permanent Bancorp common stock trade on the Nasdaq National Market System under the symbols "OLDB" and "PERM." Some examples of recent closing prices for Old National common stock and Permanent Bancorp common stock are as follows:

                                                              OLD NATIONAL   PERMANENT
                                                                BANCORP       BANCORP
                                                              ------------   ---------
December 17, 1999...........................................    $31.548       $15.375
            , 2000..........................................    $             $

     Based on the exchange ratio in the company merger, which could range from
0.6069 to 0.7802, depending on average closing price per share price of Old National common stock during the ten trading days immediately preceding the effective time of the company merger, the market value of the consideration that Permanent Bancorp shareholders will receive in the mergers for each share of Permanent Bancorp common stock would be:

December 17, 1999...........................................  $24.61
            , 2000..........................................  $

     In addition, recently declared per share dividend information for Old National common stock and Permanent Bancorp common stock (on a calendar year basis) is as follows:

                                                              OLD NATIONAL   PERMANENT
                                                                BANCORP       BANCORP
                                                              ------------   ---------
3rd Quarter 1999............................................     $0.16         $0.07
4th Quarter 1999............................................     $0.16         $0.07
1st Quarter 2000............................................     $0.17         $0.07

     Of course, the market prices of Old National and Permanent Bancorp common stock will fluctuate prior to the completion of the mergers, and Old National common stock will continue to fluctuate after the mergers. You should obtain current stock price quotations for Old National common stock and Permanent Bancorp common stock. You can get these quotations from a newspaper, on the Internet or by calling your broker.

RECENT DEVELOPMENTS

     On March 14, 2000, Old National Bancorp completed an offering of 2,000,000 of 9.50% trust preferred securities due March 15, 2030, at a price and with a liquidation value of $25 per security. The securities were sold through ONB Capital Trust I, a business trust formed by Old National for the purpose of offering the securities. Net of underwriting commissions, the proceeds to Old National from the offering were approximately $48.4 million.

     Old National declared on December 9, 1999 a 5% stock dividend to its shareholders payable on January 28, 2000. The exchange ratio has been adjusted pursuant to the merger agreement to give effect to the stock dividend. Additionally, all references in this document to Old National's per share information have been adjusted to give effect to the stock dividend.

     See "Description of Old National -- Recent Developments" on page   .

                           COMPARATIVE PER SHARE DATA

     The table below shows historical information about Old National's and Permanent Bancorp's earnings per share, cash dividends per share and book value per share, and similar information reflecting the merger, which is referred to as pro forma information. In presenting the comparative pro forma information for the time periods shown in the table, Old National and Permanent Bancorp assumed that the companies had been merged throughout those periods. See "Old
National Bancorp Pro Forma Condensed Combined Financial Information" on page   .

     The acquisition of Permanent Bancorp by the Old National pursuant to the merger agreement will be accounted for by using the purchase method of accounting. Under the purchase method of accounting, all of the assets and liabilities of Permanent Bancorp acquired by the Old National will be adjusted to their estimated fair market value as of the closing date, and the resultant discounts and premiums will be accredited into or amortized against income over the expected economic lives of the related assets and liabilities. The purchase price for Permanent Bancorp will exceed the net fair market value of the assets acquired and the liabilities assumed in the acquisition of Permanent Bancorp by approximately $52 million. This number is an estimation and Permanent Bancorp's assets and liabilities will be marked to market at the time of the closing of the mergers. The difference will be recorded as goodwill on Old National's consolidated financial statements and will be amortized against income over a period not to exceed twenty years using the straight-line method.

     The information listed as equivalent share basis was obtained by multiplying the pro forma amounts by the exchange ratio of .7802. Old National and Permanent Bancorp present this information to reflect the amount of shares of Old National common stock that Permanent Bancorp shareholders will receive in the company merger for each share of Permanent Bancorp common stock exchanged.

     Old National expects that it will incur merger and restructuring expenses as a result of acquiring Permanent Bancorp. Old National also anticipates that the company merger will provide Old National with financial benefits that include reduced operating expenses and enhanced opportunities to earn more revenue. The pro forma information, while helpful in illustrating the financial characteristics of Old National under one set of assumptions, does not reflect these anticipated financial benefits and, accordingly, does not attempt to predict or suggest future results.

     The information in the following table is based on the historical financial information that Old National and Permanent Bancorp have presented in their prior SEC filings. Old National and Permanent Bancorp are incorporating this historical financial information into this document by reference. See "Where You
Can Find More Information" on page   .

                                                   OLD NATIONAL BANCORP          PERMANENT BANCORP
                                                  ----------------------   -----------------------------
                                                                                        EQUIVALENT SHARE
                                                  HISTORICAL   PRO FORMA   HISTORICAL        BASIS
                                                  ----------   ---------   ----------   ----------------
Earnings per share(1)
  Twelve months ended December 31:
     1999.......................................    $ 1.63      $ 1.53       $ 0.72          $1.19
Dividends declared per share
  Twelve months ended December 31:
     1999.......................................    $ 0.63      $ 0.63       $0.235          $0.49
Book value per share
  At December 31, 1999..........................    $10.35      $11.32       $10.27          $8.83

---------------

(1) Old National's and Permanent Bancorp's basic earnings per share.

           SUMMARY OF SELECTED FINANCIAL DATA -- OLD NATIONAL BANCORP
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

     The following summary sets forth selected consolidated financial information relating to Old National. This information should be read in conjunction with Old National's financial statements and notes incorporated herein by reference. See "Where You Can Find More Information."

                                                                    YEAR ENDED DECEMBER 31,
                                                 --------------------------------------------------------------
                                                    1999         1998         1997         1996         1995
                                                 ----------   ----------   ----------   ----------   ----------
RESULTS OF OPERATIONS
  Interest income -- tax equivalent(1).........  $  583,791   $  539,391   $  510,786   $  476,304   $  455,107
  Interest expense.............................     284,763      261,688      243,580      220,775      214,502
                                                 ----------   ----------   ----------   ----------   ----------
  Net interest income -- tax equivalent(1).....     299,028      277,703      267,206      255,529      240,605
  Provision for loan losses....................      14,798       14,987       15,265       12,273        9,009
                                                 ----------   ----------   ----------   ----------   ----------
  Net interest income after provision for loan
    losses.....................................     284,230      262,716      251,941      242,806      231,956
  Noninterest income...........................      82,974       72,643       62,505       59,487       51,465
  Noninterest expense..........................     223,583      198,644      186,345      184,288      177,636
                                                 ----------   ----------   ----------   ----------   ----------
  Income before income taxes...................     143,621      136,715      128,101      118,005      105,425
  Income taxes.................................      50,364       51,272       49,675       46,143       40,568
                                                 ----------   ----------   ----------   ----------   ----------
  Net income from continuing operations........      93,257       85,443       78,426       71,862       64,857
  Discontinued operations......................       4,101       (9,854)      (5,005)         494           --
                                                 ----------   ----------   ----------   ----------   ----------
  Net income...................................  $   97,358   $   75,589   $   73,421   $   72,356   $   64,857
                                                 ==========   ==========   ==========   ==========   ==========
BALANCE SHEET DATA
  Total assets.................................  $8,109,285   $7,333,386   $6,715,787   $6,320,187   $5,966,574
  Total loans, net.............................   5,714,543    5,058,370    4,526,521    4,171,851    3,862,799
  Total deposits...............................   5,962,499    5,436,276    5,147,271    5,080,775    4,932,296
  Shareholders' equity.........................     584,995      605,849      579,599      552,403      549,239
PER SHARE DATA(2)
  Net income -- basic..........................  $     1.63   $     1.49   $     1.37   $     1.22   $     1.07
  Net income -- diluted(3).....................        1.59         1.45         1.33         1.19         1.05
  Cash dividends paid..........................        0.63         0.56         0.53         0.50         0.48
  Book value at year-end.......................       10.35         9.77         9.20         9.51         9.16
SELECTED PERFORMANCE RATIOS
  Return on assets.............................        1.20%        1.23%        1.21%        1.19%        1.12%
  Return on equity(4)..........................       15.16        14.33        14.02        13.26        12.23
  Equity to assets.............................        7.90         8.56         8.64         9.09         9.13
  Dividend payout..............................       38.13        35.73        36.93        40.98        44.04
  Primary capital to assets....................        8.72         9.39         9.45         9.91         9.97
  Net charge-offs to average loans.............        0.17         0.24         0.21         0.28         0.24
  Allowance for loan losses to average loans...        1.21         1.25         1.29         1.24         1.28

---------------

(1) Net interest income has been presented on both a tax equivalent and non-tax equivalent basis. The tax equivalent basis was calculated using a 35% tax rate for all periods presented. The tax equivalent adjustment reverses the tax equivalent basis in order to present net interest income in accordance with GAAP, as reflected in the consolidated financial statements.

(2) Restated for all stock splits and stock dividends.

(3) Assumes the conversion of Old National's subordinated debentures.

(4) Excludes unrealized gains (losses) on investment securities.

            SUMMARY OF SELECTED FINANCIAL DATA -- PERMANENT BANCORP
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

     The following table presents financial data for Permanent Bancorp. The financial data below includes amounts previously reported by Permanent Bancorp. This summary should be read in conjunction with the consolidated financial statements and the notes thereto of Permanent Bancorp which are incorporated herein.

                                       AT OR FOR NINE
                                        MONTHS ENDED
                                        DECEMBER 31,                  AT OR FOR YEAR ENDED MARCH 31,
                                     -------------------   ----------------------------------------------------
                                       1999       1998       1999       1998       1997       1996       1995
                                     --------   --------   --------   --------   --------   --------   --------
RESULTS OF OPERATIONS
  Interest income..................  $ 25,308   $ 24,680   $ 32,886   $ 30,521   $ 29,689   $ 25,892   $ 22,705
  Interest expense.................    15,347     15,054     19,909     19,342     18,724     16,354     13,352
                                     --------   --------   --------   --------   --------   --------   --------
  Net interest income..............     9,961      9,626     12,977     11,179     10,965      9,538      9,353
  Provision for loan losses........       217        225        300        177        113        207        410
                                     --------   --------   --------   --------   --------   --------   --------
  Net interest income after
    provision for loan losses......     9,744      9,401     12,677     11,002     10,852      9,331      8,943
  Noninterest income...............     2,274      2,259      3,031      2,092      1,624      1,437      1,378
  Noninterest expense..............     9,868      8,061     10,903      8,631     10,169      8,857      8,203
                                     --------   --------   --------   --------   --------   --------   --------
  Income before income taxes.......     2,150      3,599      4,805      4,463      2,307      1,911      2,118
  Income taxes.....................       712      1,423      1,945      1,818      1,003        662        874
                                     --------   --------   --------   --------   --------   --------   --------
  Net income.......................  $  1,438   $  2,176   $  2,860   $  2,645   $  1,304   $  1,249   $  1,244
                                     ========   ========   ========   ========   ========   ========   ========
BALANCE SHEET DATA
  Total assets.....................  $497,158   $497,975   $492,327   $439,115   $423,698   $395,903   $342,678
  Total loans, net.................   328,759    310,289    321,018    225,349    210,189    206,910    195,278
  Total deposits...................   343,939    346,449    345,341    282,942    280,753    280,008    267,520
  Federal Home Loan Bank
    advances.......................   105,798     98,997     96,504     99,353     98,484     68,303     68,303
  Shareholders' equity.............    40,492     40,464     40,864     42,683     39,095     41,494     43,488
PER SHARE DATA
  Net income -- basic..............  $   0.37   $   0.54   $   0.72   $   0.65   $   0.31   $   0.57   $   0.54
  Net income -- diluted............      0.34       0.51       0.70       0.62       0.30       0.56       0.52
  Cash dividends paid..............      0.20      0.175      0.235     0.1925     0.1375      0.075
  Book value at year-end...........      9.73      10.45      10.27      10.41       9.52       9.72       9.36
SELECTED PERFORMANCE RATIOS
  Return on assets.................      0.38       0.60%      0.60%      0.62%      0.31%      0.34%      0.36%
  Return on equity.................      4.61       6.94       6.86       6.45       3.25       2.95       2.92
  Equity to assets.................      8.15       8.30       8.30       9.72       9.23      10.48      12.69
  Net charge-offs to average
    loans..........................      0.18       0.08       0.12       0.15       0.11       0.03       0.22
  Allowance for loan losses to
    average loans..................      0.70       0.81       0.84       0.87       1.00       1.07       1.08

---------------

(1) Current annualized dividend is $0.28 per share.

                                SPECIAL MEETING

GENERAL

     This document is first being mailed by Permanent Bancorp to the holders of
Permanent Bancorp common stock on             , 2000 and is accompanied by the
notice of the Permanent Bancorp special meeting and a form of proxy that is solicited by the Board of Directors of Permanent Bancorp for use at the special
meeting. The special meeting will be held on           ,             , 2000 at
            .m., local time, at the           ,           ,           ,
Evansville, Indiana 47708.

MATTERS TO BE CONSIDERED

     The purposes of the special meeting are to consider and vote upon adoption of the merger agreement, and to consider and vote upon any other matters that may properly come before the special meeting or any adjournment or postponement of the special meeting.

PROXIES

     The accompanying form of proxy is for your use at the special meeting if you are unable or do not wish to attend the meeting in person. You may revoke your proxy at any time before it is exercised by delivering to the Secretary of Permanent Bancorp a written notice of revocation, a properly executed proxy having a later date, or by attending the special meeting and voting in person. Written notices of revocation should be addressed to Permanent Bancorp, Inc., 101 SE Third Street, Evansville, Indiana 47708, Attn: Robert A. Cern, Secretary. To be effective, Permanent Bancorp must receive the revocation before the shares are voted. The shares represented by proxies properly signed and returned will be voted at the special meeting as instructed by the shareholders of Permanent Bancorp giving the proxies. If you make no specification as to your vote on the proxy, your proxy will be voted in favor of adoption of the merger agreement. Please note that if your shares are held in "street name" with a bank, broker or other nominee, and you wish to revoke your proxy, any later dated proxies or other written notices of revocation should be sent to your bank, broker or other nominee and not to Permanent Bancorp.

     The Board of Directors of Permanent Bancorp is unaware of any other matters that may be presented for action at the special meeting. However, if other matters do properly come before the special meeting, the shares represented by properly executed proxies will be voted in accordance with the best judgment of the person named in the proxy.

SOLICITATION OF PROXIES

     Permanent Bancorp will bear the entire cost of soliciting proxies from shareholders. In addition to the solicitation of proxies by mail, Permanent Bancorp will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of stock held by them and secure their voting instructions, if necessary. These banks, brokers and other record holders will be reimbursed by Permanent Bancorp for their reasonable expenses incurred. Additionally, proxies may be solicited personally or by telephone by directors, officers and certain employees of Permanent Bancorp, who will not be specifically compensated for such soliciting. Permanent Bancorp will bear its own expenses in connection with the solicitation of proxies for the special meeting.

RECORD DATE AND VOTING RIGHTS

     Permanent Bancorp has fixed             , 2000 as the record date for
determining those Permanent Bancorp shareholders entitled to notice of, and to vote at, the special meeting. Accordingly, only Permanent Bancorp shareholders
of record at the close of business on             , 2000 will be entitled to
notice of and to vote at the special meeting. If you are not the record holder of your shares and instead hold your shares in "street name" through a bank, broker or other record holder, that person will vote your shares in accordance with the instructions you provide them on the enclosed proxy card. Each share of Permanent Bancorp common stock you own on the record date entitles you to one vote on each matter
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

presented for a vote at the special meeting. At the close of business on the
record date, there were approximately      shares of Permanent Bancorp common
stock outstanding held by approximately           holders of record. The
presence, in person or by proxy, of shares of Permanent Bancorp common stock representing at least one-third of those shares outstanding and entitled to vote on the record date is necessary to constitute a quorum at the special meeting.

     Shares of Permanent Bancorp common stock held by persons attending the special meeting but not voting, and shares of Permanent Bancorp common stock for which Permanent Bancorp has received proxies but with respect to which the holders have abstained from voting, will be counted as present at the special meeting for purposes of determining the presence or absence of a quorum for the transaction of business at the special meeting. Brokers who hold shares of Permanent Bancorp common stock in nominee or "street name" for customers who are the beneficial owners of those shares are prohibited from giving a proxy to vote shares held for those customers on matters to be considered and voted upon at the special meeting without specific instructions from those customers. These so-called "broker non-votes" will be counted for purposes of determining whether a quorum exists.

     The merger agreement must be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Permanent Bancorp common stock entitled to vote at the special meeting.

     BECAUSE ADOPTION OF THE MERGER AGREEMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF AT LEAST A MAJORITY OF THE OUTSTANDING SHARES OF PERMANENT BANCORP COMMON STOCK ENTITLED TO VOTE AT THE SPECIAL MEETING, ABSTENTIONS AND BROKER NON-VOTES WILL HAVE THE SAME EFFECT AS VOTES AGAINST ADOPTION OF THE MERGER AGREEMENT. ACCORDINGLY, THE PERMANENT BANCORP BOARD URGES YOU TO COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED, POSTAGE-PAID ENVELOPE.

     As of the record date, directors and executive officers of Permanent
Bancorp owned approximately      shares of Permanent Bancorp common stock,
entitling them to exercise   % of the voting power of the Permanent Bancorp
common stock entitled to vote at the special meeting. The      shares do not
include      shares of Permanent Bancorp common stock underlying unexercised stock options held by directors and executive officers of Permanent Bancorp as of the record date; these option shares may not be voted at the special meeting even if the options are exercised prior to the special meeting. On the basis of the unanimous approval of the merger agreement by the Board of Directors of Permanent Bancorp, we currently expect that each director and executive officer of Permanent Bancorp will vote the shares of Permanent Bancorp common stock owned by him or her for adoption of the merger agreement. As of the record date, the banking, trust and investment management subsidiaries of Permanent Bancorp,
as fiduciaries, custodians or agents, held a total of      shares of Permanent
Bancorp common stock. These entities maintained sole or shared voting power with
respect to      of these shares of Permanent Bancorp common stock.

     As of the record date, directors and executive officers of Old National
owned approximately      shares of Permanent Bancorp common stock, entitling
them to exercise   % of the voting power of the Permanent Bancorp common stock entitled to vote at the special meeting.

     Additional information with respect to the beneficial ownership of Permanent Bancorp common stock by individuals and entities owning more than 5% of that stock and more detailed information with respect to beneficial ownership of Permanent Bancorp common stock by directors and executive officers of Permanent Bancorp is incorporated by reference to the Annual Report on Form 10-K of Permanent Bancorp for the year ended March 31, 1999. See "Where You Can Find More Information."

RECOMMENDATION OF PERMANENT BANCORP BOARD OF DIRECTORS

     The Board of Directors of Permanent Bancorp has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Permanent Bancorp Board believes that the merger agreement is in the best interests of Permanent Bancorp as a whole, including the interests of Permanent Bancorp shareholders, and recommends that the Permanent Bancorp shareholders vote "FOR" adoption of the merger agreement. See "Proposed Mergers -- Background of the Mergers, -- Reasons for the Mergers, -- Recommendation of the Permanent Bancorp Board of Directors."

                                PROPOSED MERGERS

     At the special meeting, the shareholders of Permanent Bancorp will consider and vote upon adoption of the merger agreement, certain features of which are summarized below. The following summary of aspects of the merger agreement and the transactions contemplated by the merger agreement does not completely describe the terms and conditions of the merger agreement and is qualified in its entirety by reference to the merger agreement, which is attached to this document as Appendix A and is incorporated herein by reference.

GENERAL

     The Board of Directors of each party to the merger agreement has unanimously approved it, and the mergers provided for therein. Old National and Permanent Bancorp expect that the mergers will be completed in July, 2000.

MERGER CONSIDERATION

     Based on a projected purchase price of the transaction of $92 million, you will receive shares of Old National common stock with the value of $20.59, subject to adjustment, for each share of Permanent Bancorp common stock you own on the date the company merger is completed.

     The exchange ratio will be based on the average per share closing price of Old National common stock for the ten trading days immediately preceding the effective time of the company merger. Provided below are potential scenarios which would affect the consideration to be exchanged in the mergers.

     SCENARIO 1: If the average pre-closing Old National share price is greater than or equal to $26.60 but less than or equal to $34.20, the exchange ratio will be determined as follows:

          Step 1: $92 million plus the aggregate exercise price of the Permanent Bancorp stock options that are elected to be exchanged for cash or shares of Old National common stock, as described below under "Treatment of Permanent Stock Options," divided by 4,432,742 which is the appropriate total of the number of outstanding shares of Permanent Bancorp common stock and the number of shares underlying Permanent Bancorp stock options.

          Step 2: Divide the number resulting from Step 1 by the average Old National share price.

     Depending upon the average Old National share price, and assuming that no Permanent stock options are elected for exchange, the exchange ratio would range between a low of .6069 shares of Old National at an Old National price of $34.20 to a high of .7802 shares at an Old National price of $26.60.

     SCENARIO 2: If the average pre-closing Old National share price is less than $26.60, the exchange ratio will be determined as follows:

          Step 1: $92 million plus the aggregate exercise price of the Permanent Bancorp stock options that are elected for exchange, divided by $26.60.

          Step 2: Divide the number resulting from Step 1 by 4,432,742.

     Assuming that no Permanent stock options are elected for exchange, the exchange ratio would be .7802. If, however, the average Old National share price is less than $24.70 (in which case the minimum transaction value would fall below $85.4 million), Permanent Bancorp may terminate the merger agreement if Old National elects not to increase the minimum transaction value to $85.4 million through an increase in the exchange ratio. See "Summary -- The Merger-We May Decide Not to Complete the Merger" and "Proposed Merger -- Termination of the Merger Agreement."

     SCENARIO 3: If the average pre-closing Old National share price is greater than $34.20, the exchange ratio will be determined as follows:

          Step 1: $92 million plus the aggregate exercise price of the Permanent Bancorp stock options that are elected for exchange, divided by $34.20.

          Step 2: Divide the number resulting from Step 1 by 4,432,742.

     Assuming that no Permanent stock options are elected for exchange, the exchange ratio would be .6069. If, however, the average Old National share price is greater than $36.10 (in which case the minimum transaction value would be greater than $97.1 million), then unless Old National has entered into an agreement with another entity before the effective time of the company merger, providing for the sale of Old National in a stock-for-stock exchange, Old National may request to renegotiate the exchange ratio. If Old National and Permanent Bancorp are unable to agree to a new exchange ratio, Old National may terminate the merger agreement. See "Summary -- The Merger-We May Decide Not to Complete the Merger" and "Proposed Merger -- Termination of the Merger Agreement." If Old National enters into an agreement before the effective time and the average Old National share price is greater than $36.10, Old National will not have the right to request renegotiation of the exchange ratio, and the exchange ratio will be completed by completing Steps 1 and 2 of this Scenario 3.

     As noted above, the minimum transaction value of $92 million may increase by up to $1.9 million, and the exchange ratio may increase, depending upon the number of Permanent Bancorp stock options elected for exchange prior to closing. It is uncertain as to how many, if any, stock options will be elected for exchange.

DESCRIPTION OF THE MERGERS

     In the bank merger, Permanent Bank will merge into Old National Bank with Old National Bank as the surviving institution. The separate corporate existence of Permanent Bancorp will cease. In the company merger, which will occur immediately following the bank merger, Permanent Bancorp will merge into Merger Corporation I, an Indiana corporation and a wholly-owned subsidiary of Old National. Merger Corporation I will be the surviving corporation in the company merger and the separate corporate existence of Permanent Bancorp will cease.

     As of December 31, 1999, Permanent Bancorp had consolidated assets of approximately $497 million, consolidated deposits of approximately $344 million, consolidated shareholders' equity of approximately $40.4 million and consolidated net income for the nine months then ended of approximately $1.4 million. Based upon the pro forma financial information included elsewhere in this document and assuming that the merger had been consummated on December 31, 1999, Permanent Bancorp represented as of such date 6% of the consolidated assets of Old National, 5% of its consolidated deposits, 6% of its consolidated shareholders' equity and, for the twelve month period then ended, 2% of its consolidated net income. See "Pro Forma Condensed Combined Financial Information".

BACKGROUND OF THE MERGERS

     Permanent Bancorp was incorporated in 1993 to serve as the holding company for Permanent Bank in connection with Permanent Bank's conversion from mutual-to-stock form. Since its predecessor's formation in 1885 and for most of its history, Permanent Bank operated as a traditional thrift organization. During the past several years, Permanent Bank has sought to transform itself into a community bank, increasing its commercial and consumer lending activities and decreasing higher-cost certificate accounts as a percentage of its deposit base. In the course of pursuing this plan of becoming a community bank, Permanent Bancorp's Board and senior management had, from time to time, discussed the continuing consolidation in the banking and financial services industries and the increasing competition faced by Permanent Bank from larger institutions which have entered Permanent Bank's market areas through acquisitions. Based on Permanent Bancorp's steady asset and earnings growth, however, the Board and management believed that remaining independent and continuing to pursue their community banking strategy was in the long-term best interests of shareholders.

     On February 22, 1999, Donald P. Weinzapfel, Permanent Bancorp's Chairman and Chief Executive Officer, received a telephone call from James A. Risinger, Chairman and Chief Executive Officer of Old National. During this call, Mr. Weinzapfel and Mr. Risinger discussed the Evansville banking market in general and Mr. Risinger indicated that Old National was interested in exploring a merger of the two companies. On March 12, 1999, Mr. Weinzapfel received a letter from Mr. Risinger in which Mr. Risinger reiterated Old National's interest in a merger and said that based on its preliminary evaluation, Old National would be prepared to offer to acquire Permanent Bancorp at a price of $17.00 per share in a combination of Old National common stock and cash. At that time, Permanent common stock was trading in the $12 per share range.

     At a regular meeting of the Permanent Bancorp Board of Directors held on March 17, 1999, Mr. Weinzapfel informed the directors of Old National's interest in acquiring Permanent Bancorp and the price which Mr. Risinger indicated Old National was prepared to pay. After discussing the advantages and disadvantages of combining with Old National and the proposed acquisition price, the Board determined that, at that time, shareholder value would be furthest enhanced by remaining independent and continuing to pursue Permanent Bank's community banking strategy. Shortly after the Board meeting, Mr. Weinzapfel sent a letter to Mr. Risinger informing him of the Board's decision.

     In October 1999, a senior representative of Capital Resources Group met with a senior officer of Old National for the purpose of discussing a broad range of issues affecting the financial institutions industry. In the course of this meeting, the Old National officer learned that Capital Resources Group served as the investment banker for Permanent Bancorp for its 1994 initial public offering and had since the IPO regularly been consulted by Permanent Bancorp's Board as part of its strategic planning efforts. The Old National officer told the Capital Resources Group representative that Old National had at one time expressed an interest in acquiring Permanent Bancorp, but that Permanent Bancorp chose not to pursue the transaction.

     Shortly after his meeting with the Old National officer, the Capital Resources Group representative called Mr. Weinzapfel and informed him of the meeting and that Old National could potentially be interested in pursuing a transaction with Permanent Bancorp. In subsequent telephone conversations in mid-October, 1999, the Old National officer indicated to the Capital Resources Group representative that Old National remained interested in a merger with Permanent Bancorp and that it might be prepared to raise its offer price. The Capital Resources Group representative relayed this information to Mr. Weinzapfel. At a meeting of the Permanent Bancorp Board of Directors on October 19, 1999, Mr. Weinzapfel informed the Board that Old National remained interested in a merger and might be prepared to raise the price above the amount proposed in March 1999. The Board determined that it should allow preliminary discussions to proceed to see if Old National would propose a new offer that would deliver greater long-term value to shareholders than remaining independent. The Board then authorized Capital Resources Group to begin discussions with Old National on behalf of Permanent Bancorp.

     On October 21, 1999, Capital Resources Group informed Old National that it had been authorized by Permanent Bancorp to begin discussions on a combination of the two companies. On November 2, 1999, Old National executed a confidentiality agreement with Permanent Bancorp. On November 19, 1999, Capital Resources Group informed Mr. Weinzapfel that Old National had proposed an offer of $90 million payable in Old National stock and that Capital Resources Group had requested Old National to improve the offer. On November 22, 1999, Old National informed Capital Resources Group that it was prepared to increase its offer to $92 million. This was followed by a non-binding letter of interest sent to Permanent Bancorp by Old National offering to acquire Permanent Bancorp in an all-stock transaction at that price.

     On December 7, 1999, a special meeting of the Permanent Bancorp Board was held for the purpose of discussing the letter of interest. Attending the meeting were representatives of Capital Resources Group and Permanent Bancorp's special counsel. The Capital Resources Group representative explained the offer terms proposed by Old National, and counsel reviewed with the directors their fiduciary obligations in considering a sale of Permanent Bancorp. After discussing the offer, the Board determined to proceed toward a transaction with Old National, and authorized senior management and counsel to negotiate a definitive merger agreement.

     Soon after this meeting, Permanent Bancorp received a draft definitive agreement prepared by Old National's counsel, and the parties and their respective advisors began negotiating the terms of the agreement. From December 10-12, 1999, Old National and its representatives conducted on-site due diligence of Permanent Bancorp, and from December 13-14, 1999, Permanent Bancorp and its representatives conducted on-site due diligence of Old National. On December 17, 1999, following increases in the price and trading volume of Permanent Bancorp common stock, Permanent Bancorp issued a press release announcing that it was involved in negotiations that could lead to a stock-for-stock transaction. That same day, Permanent Bancorp received an unsolicited indication of interest from a prospective acquiror interested in acquiring Permanent. The price was not competitive with the price level being negotiated between Permanent and Old National.

     A special meeting of the Permanent Bancorp Board was convened on December 19, 1999, with representatives of Capital Resources Group and counsel in attendance. At this meeting, the Board first compared the unsolicited offer with Old National's offer and agreed after discussions with Capital Resources Group that Old National's offer was superior. The Board then discussed the proposed Old National transaction. Capital Resources Group reported the results of the due diligence investigation of Old National which they had conducted together with members of Permanent Bancorp's senior management team. They then reviewed and discussed with the Board the price to be paid by Old National and how the exchange ratio, walk aways, and caps and collars would operate. Capital Resources Group orally advised the Board that in its opinion, based on its analyses discussed under "Proposed Mergers -- Fairness Opinion of Permanent Bancorp's Financial Advisor," the consideration proposed by Old National was fair, from a financial point of view, to Permanent's shareholders. Counsel then reviewed and discussed with the Board the other provisions of the merger agreement and the conditions to completion of the mergers, including shareholder and regulatory approvals.

     After thoroughly discussing the terms of the proposed merger agreement, and comparing the benefits of remaining independent with the advantages of combining with Old National, for the reasons listed below under "Proposed
Mergers -- Reasons for the Mergers," the Permanent Bancorp Board unanimously approved the merger agreement and the mergers, and authorized execution of the merger agreement. The merger agreement was executed on December 20, 1999.

REASONS FOR THE MERGERS

     In reaching its decision to approve the merger agreement, the Permanent Bancorp Board consulted with management of Permanent Bancorp, as well as its financial and legal advisors, and it considered a variety of factors, including the following:

     - The Permanent Bancorp Board's knowledge and analysis of the current environment of the financial services industry, which is characterized by rapid consolidation, increased opportunities for cross-industry expansion, evolving trends in technology and increasing nationwide and Internet competition;

     - The Permanent Bancorp Board's evaluation of the financial terms of the mergers and the effect of the financial terms on Permanent Bancorp's shareholders, including the exchange ratio which represented a 35% premium over the closing price of Permanent Bancorp common stock on December 17, 1999 and a 83% premium to the average closing price of Permanent Bancorp common stock for the 30 trading days preceding the approval of the merger agreement by Permanent Bancorp's Board;

     - The Permanent Bancorp Board's belief that the financial terms of the mergers are fair and in the best interests of Permanent Bancorp as a whole and Permanent Bancorp's shareholders and are consistent with Permanent Bancorp's long term strategy of maximizing shareholder value;

     - The business, operations, financial condition, earnings and prospects of Permanent Bancorp and Old National. In making its determination, the Permanent Bancorp Board took into account the results of Permanent Bancorp's due diligence review of Old National;

     - The scale, scope, strength and diversity of operations, product lines and delivery systems that can be achieved by combining Permanent Bancorp and Old National;

     - The complimentary nature of the businesses of Permanent Bancorp and Old National and the earnings potential of the combined companies in varying economic and market climates relative to Permanent Bancorp on a stand-alone basis as a result of greater geographic, asset and line-of-business diversification;

     - The Permanent Bancorp Board's belief that the merger represents:

      - an opportunity to leverage Permanent Bancorp's management, infrastructure, products, marketing and business lines over a larger consumer, business and corporate customer base through Old National's geographically diverse network; and

      - the possibility of achieving expense savings and operating efficiencies through, among other things, the elimination of duplicative efforts;

     - The structure of the mergers and the terms of the merger agreement, including the fact that the merger consideration consists of shares of common stock of Old National to be issued in the company merger, and that the mergers are intended to qualify as a transaction of a type that is generally tax-free for U.S. federal income tax purposes;

     - The opinion of Capital Resources Group, Inc. to the Permanent Bancorp Board that, based upon and subject to the considerations set forth in the opinion, the consideration to be paid to Permanent Bancorp's shareholders was fair from a financial point of view (see "-- Fairness Opinion of Permanent Bancorp's Financial Advisor");

     - The Permanent Bancorp Board's belief that, while no assurances could be given, the business and financial advantages contemplated in connection with the mergers were likely to be achieved within a reasonable time frame;

     - Consideration of the effect of the mergers on Permanent Bancorp's other constituencies, including Permanent Bancorp's employees and the customers and communities served by Permanent Bancorp, including consideration of Old National's historical practice of retaining employees of acquired institutions with competitive salary and benefit programs, and the opportunity for training, education and advancement of employees within Old National or one of its affiliated companies; and

     - The Permanent Bancorp Board's analysis of alternatives to affiliating with Old National, including merging with other potential acquirors and Permanent Bancorp's analysis of relevant price information from recent comparable financial institution mergers which occurred in the Midwest and across the United States.

     This discussion of the information and factors considered by the Permanent Bancorp Board is not intended to be exhaustive, but it does include certain material factors considered by the Permanent Bancorp Board. In reaching its decision to approve and recommend the merger, the Permanent Bancorp Board of Directors did not assign any relative or specific weights to these factors, and individual directors may have given differing weights to different factors. Based upon the foregoing and other factors, the Board of Directors of Permanent Bancorp concluded that it was in the best interests of Permanent Bancorp and its shareholders to affiliate with Old National.

RECOMMENDATION OF THE PERMANENT BANCORP BOARD OF DIRECTORS

     THE BOARD OF DIRECTORS OF PERMANENT BANCORP HAS CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE MERGERS AND UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF PERMANENT BANCORP VOTE "FOR" ADOPTION OF THE MERGER AGREEMENT.

FAIRNESS OPINION OF PERMANENT BANCORP'S FINANCIAL ADVISOR

     Permanent Bancorp retained Capital Resources Group, Inc. as its financial advisor in connection with the merger and requested that Capital Resources Group render its opinion with respect to the fairness, from a financial point of view, of the merger consideration to be paid to the stockholders of the Company. In its opinion letter, dated December 20, 1999, Capital Resources Group noted that all issued and outstanding shares of Permanent Bancorp common stock will be exchanged for Old National common stock. Capital Resources Group indicated that, based on 4,103,095 Company common shares and 364,144 Company stock options outstanding as of December 20, 1999, each share of Company common stock will be exchanged for and converted into a fraction of a share of Old National common stock having a market value, or consideration, between $20.59 and $21.28, depending on the exchange option chosen by Company option holders. However, Capital Resources Group also noted that the market value of Old National shares received could vary below or above the $20.59 to $21.28 range depending upon the level of trading price fluctuations of Old National common stock until the time of closing of the transaction. Capital Resources Group rendered its written opinion to Permanent Bancorp's Board that, as of December 20, 1999, the merger consideration was fair, from a financial point of view, to the stockholders of the Company. Capital Resources Group has consented to the inclusion of this opinion as Appendix B and the related disclosure in this Proxy Statement.

     THE FULL TEXT OF THE OPINION OF CAPITAL RESOURCES GROUP, WHICH IS ATTACHED AS APPENDIX B TO THIS PROXY STATEMENT, SETS FORTH CERTAIN ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY CAPITAL RESOURCES GROUP, AND SHOULD BE READ IN ITS ENTIRETY. THE SUMMARY OF THE OPINION OF CAPITAL RESOURCES GROUP SET FORTH IN THIS PROXY STATEMENT IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. CAPITAL RESOURCES GROUP'S OPINION SHOULD NOT BE CONSTRUED BY HOLDERS OF PERMANENT BANCORP SHARES AS A RECOMMENDATION AS TO HOW SUCH HOLDERS SHOULD VOTE AT THE SPECIAL MEETING. CAPITAL RESOURCES GROUP HAS CONSENTED TO THE INCLUSION AND DESCRIPTION OF ITS WRITTEN OPINION IN THIS PROXY STATEMENT.

     Capital Resources Group is an investment banking and financial consulting firm which, as part of its specialization in financial institutions, is regularly engaged in providing financial valuations and analyses of business enterprises and securities in connection with mergers, acquisitions, mutual-to-stock conversions, initial and secondary stock offerings and other corporate transactions. The Permanent Bancorp Board chose Capital Resources Group because of its expertise, experience and familiarity with Permanent Bancorp, the financial institutions industry, and mergers and acquisitions. Capital Resources Group reviewed the terms of the merger agreement and the related financial data and reviewed these issues with the Board of Directors and executive management of Permanent Bancorp. No limitations were imposed on Capital Resources Group by the Permanent Bancorp Board with respect to the investigation made or procedures followed by it in rendering its opinion. In the ordinary course of its business, Capital Resources Group may trade the equity securities of Permanent Bancorp and Old National Bancorp for its own accounts, its principals, proprietary accounts it manages, and for the accounts of customers and, may at any time hold long or short positions in such securities.

     In the course of rendering its fairness opinion, the following factors were considered by Capital Resources Group:

          (1) The proposed terms of the merger agreement;

          (2) The audited financial statements of Permanent Bancorp for the fiscal years ended March 31, 1995 through 1999, the unaudited financial statements of Permanent Bancorp through September 30, 1999 as reported in its reports on Form 10-Q, Permanent Bank's quarterly reports to the OTS covering the period through September 30, 1999, the latest available asset/liability reports and other miscellaneous internally-generated management information reports and business plan, as well as other publicly available information;

          (3) Annual Report to Stockholders for 1999, which provides a discussion of Permanent Bancorp's business and operations and a review of various financial data and trends;

          (4) Discussions with executive management of Permanent Bancorp regarding the business, operations, recent financial condition and operating results and future prospects of Permanent Bancorp;

          (5) Comparisons of Permanent Bancorp's financial condition and operating results with those of similarly sized thrift institutions operating in Indiana and throughout the United States;

          (6) Comparisons of Permanent Bancorp's financial condition and operating performance with the published financial statements and market price data of publicly traded thrift institutions in general and publicly traded thrift institutions in Permanent Bancorp's region of the United States specifically;

          (7) The relevant market information regarding the shares of common stock of Permanent Bancorp, including trading activity and information on options to purchase shares of common stock;

          (8) Other financial and pricing analyses and investigations as deemed necessary, including a comparative financial analysis and review of the financial terms of other pending and completed acquisitions of companies considered to be generally similar to Permanent Bancorp;

          (9) Examination of Permanent Bancorp's economic operating environment and the competitive environment of Permanent Bancorp's market area; and

          (10) Available financial reports and financial data for Old National Bancorp, including the annual report to stockholders and Form 10-K report covering the fiscal year ended through December 31, 1998, quarterly reports through September 30, 1999, other published financial data and other regulatory and internal financial reports provided by management of Old National, including pro forma financial statements reflecting the impact of pending acquisitions; Old National's banking office network; and the pricing trends of Old National's common stock and dividend payment history; and other information provided in interviews with management of Old National, which included lending programs and business strategies.

     The fairness opinion states that Capital Resources Group has relied on the accuracy and completeness of the information provided by the parties to the merger agreement and obtained by it from public sources and the representations and warranties in the merger agreement, without independent verification. Capital Resources Group did not make an independent evaluation or appraisal of the assets and liabilities of Permanent Bancorp and Old National Bancorp.

     The summary set forth below describes the approaches utilized by Capital Resources Group in support of its fairness opinion. It does not purport to be a complete description of the analyses performed by Capital Resources Group in this regard.

     Overview of Valuation Methodology. In preparing its fairness opinion, Capital Resources Group has evaluated whether the financial proposal for the acquisition is fair from a financial point of view to the stockholders of Permanent Bancorp. The fairness of the acquisition offer is determined by comparing the offer to acquisition offers received by other comparable types of companies over a time-frame that reflects a similar economic environment. The comparison included an examination of key financial characteristics of the comparative acquisition companies, including balance sheet, earnings and credit risk characteristics. In its comparative analysis, Capital Resources Group utilized financial data of Permanent Bancorp at or for the 12 months ended September 30, 1999.

     Permanent Bancorp's key operating statistics and ratios were compared to a select group of thrift institutions that have also been the subject of a proposed or completed acquisition. The comparative group utilized in the fairness opinion was comprised only of thrift institutions (rather than commercial banks), given the distinctive financial, operating and regulatory characteristics of the thrift industry. These thrift institutions were divided into two broad categories for purposes of the analysis: (1) institutions that were recently acquired; and (2) institutions subject to a pending acquisition. Capital Resources Group reviewed relevant acquisition pricing ratios, notably offer price-to-earnings, offer price-to-book value (and offer price-to-tangible book value), offer price-to-deposits, offer price-to-assets, and offer price-to-market value (or trading price, before the announcement, where available) premium of the comparative group and compared these ratios to those of Permanent Bancorp. The analysis included a review and comparison of the mean and median pricing ratios represented by a sample of 14 comparative group thrifts concentrated in the midwestern United States.

     Pricing Comparison. Based on consideration of $21.28 in Old National Bancorp common stock for each outstanding share of Permanent Bancorp common stock, there resulted the following acquisition pricing ratios for Permanent Bancorp relative to those of the comparative group. Permanent Bancorp's acquisition pricing ratios stated below are not impacted by Old National's 5% stock dividend which was subsequently payable to shareholders of record as of January 6, 2000:

     - Permanent Bancorp's price/earnings multiple of 27.63x exceeded the average and median price/earnings multiples of the comparative group. The average and median price/earnings multiples of the comparative group were 25.43x and 21.21x, respectively.

     - Permanent Bancorp's price/book value ratio of 207.8 percent compared to average and median price/book value ratios of 208.0 and 194.3 percent, respectively, for the comparative group.

     - Permanent Bancorp's price/tangible book value ratio of 266.7 percent compared favorably to the average and median price/tangible book value ratios of 220.3 and 198.8 percent, respectively, for the comparative group.

     - Permanent Bancorp's price/deposits ratio of 24.0 percent compared to an average and median price/deposits ratio of 30.5 and 33.6 percent, respectively, for the comparative group.

     - Permanent Bancorp's price/assets ratio of 16.9 percent compared to an average and median price/ assets ratio of 21.7 and 22.7 percent, respectively, for the comparative group.

     - Permanent Bancorp's offer price/trading price premium of 93.4 percent (based on a $11.00 per share recent trading price for Permanent Bancorp) compared to average and median offer price/ trading price premiums of the comparative group of 36.6 and 46.0 percent, respectively.

     In analyzing the reasonableness of Permanent Bancorp's acquisition pricing ratios relative to those of the comparative group, Capital Resources Group considered the following factors:

     - Permanent Bancorp reported a lower level of profitability compared to that of the comparative group. The Company's reported return on assets ("ROA") of 62 basis points compared to an average ROA of 98 basis points for the comparative group.

     - Permanent Bancorp's lower level of profitability was attributable to a moderately lower net interest margin and a higher non-interest operating expense ratio, partially offset by a modestly higher non-interest income level relative to the comparative group. The Company's lower net interest margin reflected a similar yield/cost spread but a lower net earning asset position relative to the comparative group.

     - Permanent Bancorp also recorded a lower return on equity ("ROE"). The Company's reported ROE of 7.59 percent compared to an average and median ROE for the peer group of 9.58 and 9.03 percent, respectively.

     - A review of other important financial ratios, indicated that Permanent Bancorp's non-performing asset level compared favorably to that of the peer group.

     Therefore, based on the above financial comparisons, Capital Resources Group believed that, on balance, Permanent Bancorp's acquisition pricing ratios were reasonable when compared to the comparative group's acquisition pricing ratios.

     Also, Capital Resources Group noted that at the time of Permanent Bancorp's initial public offering in March 1994, Permanent Bancorp's conversion price was $5.00 per share (as adjusted for a 2 for 1 stock split in April 1998). Between December 1, 1998 and December 1, 1999, which was 20 days prior to the public announcement of the Permanent Bancorp's agreement to be acquired by Old National Bancorp, Permanent Bancorp's stock was traded in a price range of $8 to $14 per share. Thus, the acquisition price per share to be received by Permanent Bancorp shareholders was significantly above the Company's recent historical trading prices. Based on an acquisition price of $21.28 per share, this results in average annual return of approximately 27 percent on the original conversion price of $5.00 per share. In addition, cumulative cash dividends paid by Permanent Bancorp have totaled $0.84 per share since fiscal 1996.

     Discounted Dividend Stream and Terminal Value Analysis. Capital Resources Group also performed an analysis of potential returns to shareholders of Permanent Bancorp, which was based on an estimate of Permanent Bancorp's future cash dividend streams to shareholders and the Company's future stock price and sell-out price (terminal value). This analysis assumed Permanent Bancorp was not acquired but remained independent for at least three to five years. The analysis utilized certain key assumptions for Permanent Bancorp, including the most likely asset growth and earnings level scenarios. Annual retail asset growth of 4 percent and net income growth of 10 percent per year is assumed for the Company. The analysis also incorporated stock repurchases by Permanent Bancorp of 5 percent annually and assumed 10 percent growth in regular, periodic dividend payments.

     To approximate the range of terminal values of Permanent Bancorp common stock at the end of a three year and five year period, Capital Resources Group applied a price-to-earnings multiple of 24.0x and a price/tangible book value ratio of 220 percent. The resulting terminal values and dividend streams were then discounted to present values using a discount rate of 11 percent, and a range of discount rates above and below 11 percent were also chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Permanent Bancorp common stock.

     The analysis indicated a present value for Permanent Bancorp common stock and future dividend payments of $19.03, based on a 11 percent discount rate, assuming the Bank is acquired after three years and a present value of $19.34, based on a 11 percent discount rate, assuming the Bank is acquired after five years.

     The results of the above described analysis confirmed that the consideration being offered by Old National Bancorp to Permanent Bancorp stockholders was fair and reasonable.

     In preparing its analyses, Capital Resources Group made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Capital Resources Group and Permanent Bancorp. The analyses performed by Capital Resources Group are not necessarily indicative of future results, which may be significantly more or less favorable than suggested by such analyses.

CONVERSION OF PERMANENT BANCORP COMMON STOCK

     Under the terms of the merger agreement, upon completion of the company merger, it is expected that shareholders of Permanent Bancorp will be entitled to receive from 0.6069 to 0.7802 shares of Old National common stock with a value ranging from of $26.60 to $34.20 for each share of Permanent Bancorp common stock, as adjusted for the 5% stock dividend paid by Old National on January 28, 2000 and subject to further adjustment, if any, for additional stock dividends or for stock splits or any similar recapitalization of Old National. The consideration to be exchanged in the mergers also is subject to adjustment if Old National elects to increase such consideration following Permanent Bancorp's exercise of its right to terminate the merger agreement due to a decline in the pre-closing value of Old National common stock or if Permanent Bancorp and Old National renegotiate the exchange ratio following a request by Old National to renegotiate because the average pre-closing Old National share price has surpassed $36.10. See "Proposed Mergers -- Exchange Ratio" and "Proposed Mergers -- Termination of the Merger Agreement." Because the market price of Old National common stock prior to the effective time of the mergers may fluctuate, the value of the shares of Old National common stock that you will receive if and when the mergers are completed may increase or decrease prior to and following the mergers.

TREATMENT OF PERMANENT BANCORP STOCK OPTIONS

     Holders of options to purchase Permanent Bancorp common stock may choose one of three alternatives for the treatment of their options-exchange the options for cash, exchange the options for Old National common stock or allow the options to be converted into options to purchase Old National common stock, with adjustments to the number of shares and exercise prices based on the exchange ratio.

     Exchange for Cash. By providing written notice to Old National at least five business days before the effective time of the company merger, a Permanent Bancorp option holder may elect to exchange his or her option for cash, to be paid by Old National after the mergers, in an amount determined as follows:

          Step 1: Multiply the number of Permanent Bancorp shares subject to the option by the exchange ratio, and then multiply the result by the average closing price per share of Old National common stock during the ten trading days immediately preceding the effective time of the company merger.

          Step 2: Subtract the aggregate exercise price of the option (that is, the total cost to the option holder of exercising the option in full for all shares) from the number resulting from Step 1.

     The resulting amount after completing steps 1 and 2 is referred to as the option holder's "option value."

     Exchange for Stock. By providing written notice to Old National at least five business days before the effective time of the company merger, a Permanent Bancorp option holder may elect to exchange his or her option for the number of shares of Old National common stock, to be issued by Old National after the mergers, determined by dividing the option holder's option value by the average closing price per share of Old National common stock during the ten trading days immediately preceding the effective time of the company merger.

     Convert to Old National Options. Any Permanent Bancorp stock option which will not be exchanged for cash or Old National stock and which is unexercised immediately prior to the effective time of the company merger will be assumed by Old National and converted automatically at the effective time into an option to purchase shares of Old National common stock. The terms of the option will remain the same after its conversion, with adjustments to the number of underlying shares and exercise price based on the exchange ratio.

     The number of shares of Old National common stock subject to the converted option will be equal to the product of the number of Permanent Bancorp shares subject to the option prior to its conversion times the exchange ratio, rounded to the nearest whole share. The exercise price per share of the converted option will be equal to the aggregate exercise price for Permanent Bancorp shares prior to the conversion divided by the number of Old National shares, rounded to the nearest whole share, deemed purchasable pursuant to the converted option. Stock options that are "incentive stock options" under the Internal Revenue Code will be subject to further adjustments to the extent required by the Code.

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     Immediately after the effective time of the mergers, Old National will mail a letter of transmittal to Permanent Bancorp shareholders. This transmittal letter will contain instructions with respect to the surrender of certificates representing shares of Permanent Bancorp common stock. YOU SHOULD NOT RETURN YOUR PERMANENT BANCORP STOCK CERTIFICATES WITH THE ENCLOSED PROXY AND SHOULD NOT FORWARD THEM TO OLD NATIONAL UNTIL YOU RECEIVE A LETTER OF TRANSMITTAL FROM OLD NATIONAL. If you hold your shares of

Permanent Bancorp common stock in "street name" through a bank or broker, your bank or broker is responsible for ensuring that the certificate or certificates representing your shares are properly surrendered and that the appropriate number of Old National shares are credited to your account.

     If your certificate for your shares of Permanent Bancorp common stock has been lost, stolen or destroyed, Old National will issue the Old National common stock and pay cash for any fractional shares after Old National receives from you an agreement to indemnify Old National against loss from such lost, stolen or destroyed certificate and appropriate evidence of the loss, theft or destruction, such as an affidavit.

     After the effective time of the mergers, stock certificates previously representing Permanent Bancorp common stock will represent only the right to receive shares of Old National common stock and cash for any fractional shares. Following the effective time of the mergers and prior to the surrender by holders of Permanent Bancorp of their stock certificates to Old National in exchange for Old National common stock, the holders will not be entitled to receive payment of dividends or other distributions declared on shares of Old National common stock. Upon the subsequent exchange of such certificates, however, Old National will pay, without interest, any accumulated dividends or other distributions previously declared and withheld on the shares of Old National common stock. After the effective time of the company merger, there will be no transfers on the stock transfer books of Permanent Bancorp of shares of Permanent Bancorp issued and outstanding immediately prior to the effective time. Following the effective time of the mergers, the shares of Permanent Bancorp common stock will no longer be traded on the Nasdaq National Market. If, after the effective time of the mergers, you present certificates representing shares of Permanent Bancorp common stock for registration or transfer, the certificates will be canceled and exchanged for shares of Old National common stock.

     No fractional shares of Old National common stock will be issued to shareholders of Permanent Bancorp in connection with the mergers. Each shareholder of Permanent Bancorp who otherwise would be entitled to a fractional interest in a share of Old National common stock as a result of the exchange ratio will be paid a cash amount equal to the fractional interest multiplied by the average of the per share closing price of Old National common stock as reported on the Nasdaq National Market System for the ten days on which shares of Old National common stock were traded immediately before the effective time of the mergers.

     Old National will distribute stock certificates representing shares of Old National common stock and will pay any cash payment for fractional shares (without interest) to each former shareholder of Permanent Bancorp as soon as practical following the shareholder's delivery to Old National of the certificate(s) representing the shareholder's shares of Permanent Bancorp common stock.

DISSENTERS' RIGHTS

     Holders of shares of Permanent Bancorp common stock are not entitled to dissent to the company merger under Delaware law since Permanent Bancorp common stock is quoted and traded on the Nasdaq National Market and because Permanent Bancorp shareholders will receive shares of Old National common stock, with cash in lieu of fractional shares, in exchange for their Permanent Bancorp shares.

RESALE OF OLD NATIONAL COMMON STOCK BY AFFILIATES OF PERMANENT BANCORP

     Shares of Old National common stock to be issued to Permanent Bancorp shareholders in the company merger have been registered under the Securities Act of 1933, as amended. These shares may be traded freely and without restriction by those shareholders not considered to be affiliates (as defined below) of Permanent Bancorp. However, shares held by any person who is an affiliate of Permanent Bancorp at the time of the mergers is submitted for a vote at the special meeting will not, under existing law, be permitted to sell or transfer those shares without:

     - the further registration under the Securities Act of the shares of Old National common stock to be transferred;

     - compliance with Rule 145 promulgated under the Securities Act, which permits limited sales in certain circumstances; or

     - the availability of another exemption from registration.

     An "affiliate" of Permanent Bancorp is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Permanent Bancorp. These restrictions are expected to apply to the directors and executive officers of Permanent Bancorp and any holders of 10% or more of the Permanent Bancorp common stock. The same restrictions apply to certain relatives or the spouses of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. Old National will give stop transfer instructions to the transfer agent with respect to the shares of Permanent Bancorp common stock to be received by persons subject to these restrictions, and the certificates for their shares may contain a legend indicating the resale restrictions.

     Each affiliate of Permanent Bancorp delivered to Old National on December 20, 1999, a written agreement to the effect that the affiliate (1) will not sell, exchange, pledge, transfer, or otherwise dispose of the shares of Old National common stock to be received by such person pursuant to the merger agreement, unless such shares of Old National common stock are made in a manner and to the extent permitted by Rule 145 under the Securities Act of 1933 or are made pursuant to an effective registration statement under, or an exemption from the registration requirements of, the Securities Act of 1933; (2) will not sell, exchange, pledge, transfer, or otherwise dispose of the shares of Old National common stock which would prevent or impede the mergers from qualifying as a reorganization within the meaning of Section 368 of the Internal Revenue Code; and (3) will deliver a written certificate to Old National as of the effective time of the mergers certifying to effect that the undersigned has complied with the terms and conditions of the merger agreement. The merger agreement requires that any person who becomes an affiliate of Permanent Bancorp after December 20, 1999 deliver a similar agreement to Old National, and that all such persons who have delivered these agreements confirm, at the effective time of the mergers, that they have complied with the terms of the agreements.

     This is only a general statement of certain restrictions regarding the sale or transfer of the shares of Old National common stock to be issued in the company merger. Therefore, those shareholders of Permanent Bancorp who may be deemed to be affiliates of Permanent Bancorp should consult with their legal counsel regarding the resale restrictions that may apply to them.

CONDITIONS TO THE COMPLETION OF THE MERGERS

     Permanent Bancorp's and Old National's obligations to complete the mergers are subject to the satisfaction of the certain conditions at or prior to the effective time of the mergers, including the following:

     - The merger agreement has been adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Permanent Bancorp common stock;

     - Old National and Permanent Bancorp have received all regulatory approvals required for the mergers;

     - Old National and Permanent Bancorp have each received an opinion of Old National's counsel dated as of the effective time of the company merger, with respect to the fact that the mergers will be treated as tax-free for U.S. federal income tax purposes to each party to the merger agreement and to the shareholders of Permanent, except for cash paid in lieu of fractional shares;

     - The registration statement of which this document is a part is effective and no stop order suspending its effectiveness is issued or threatened;

     - Old National and Permanent Bancorp have received certain officers' certificates and other closing documents;

     - The representations and warranties contained in the merger agreement are accurate at the effective time of the mergers; and

     - Certain covenants set forth in the merger agreement have been fulfilled.

In addition to the conditions listed above, Old National's obligation to complete the mergers is contingent upon the repayment in full by Permanent of its $3 million in indebtedness owed to an unaffiliated financial institution, and the release of that institution's security interest in Permanent Bank's common stock.

     The conditions to consummation of the mergers, which are more fully enumerated in the merger agreement, are requirements subject to waiver by the party entitled to the benefit of such conditions, as set forth in the merger agreement. See "Proposed Mergers -- Resale of Old National Common Stock by Affiliates of Permanent Bancorp," "-- Regulatory Approvals Required for the Merger", "Federal Income Tax Consequences" and Appendix A.

TERMINATION FEE

     Permanent Bancorp and Permanent Bank have agreed to pay Old National a termination fee in the amount of $4,600,000 if any of the following events occurs without the prior written consent of Old National:

          (i) following the date of the merger agreement, any entity, person or group, other than Old National, acquires beneficial ownership, or the right to acquire beneficial ownership, of 15% or more (in the aggregate) of any shares of voting capital stock of Permanent Bancorp, including, without limitation, shares of Permanent common stock, or any shares of capital stock of any of the Permanent Bancorp subsidiaries and the acquirer has (a) publicly announced its opposition to the merger agreement or its intention not to vote its Permanent Bancorp shares in favor of the merger agreement,
     (b) proposed or entered into a letter of intent or other agreement relating to an acquisition of Permanent Bancorp or any subsidiary or (c) commenced or indicated its intention to commence a tender, exchange or other offer for any stock of Permanent Bancorp or its subsidiaries; or

          (ii) the Board of Directors of Permanent Bancorp, has (a) failed to unanimously recommend to Permanent Bancorp shareholders approval and adoption of the merger agreement; or (b) withdrawn or conditioned its unanimous recommendation to Permanent Bancorp shareholders of adoption of the merger agreement; or (c) modified or changed its unanimous recommendation to Permanent Bancorp shareholders of adoption of the merger agreement in a manner adverse in any respect to the interests of Old National; or (d) failed to solicit proxies in favor of the merger agreement from the shareholders of Permanent Bancorp; or

          (iii) the acceptance or approval by Permanent Bancorp or any of its subsidiaries of any proposal of, or the execution by Permanent Bancorp or any of its subsidiaries of any letter of intent, agreement in principle or other agreement with, any entity, person or group, other than Old National,
     (a) to acquire Permanent Bancorp by merger, consolidation, share exchange, combination, purchase of all or substantially all of Permanent Bancorp's or any of its subsidiaries' assets or capital stock or any other similar acquisition or transaction, or (b) in connection with any tender, exchange or other offer for any shares of capital stock of Permanent Bancorp (including, without limitation, shares of Permanent Bancorp common stock) or any shares of capital stock of any of its subsidiaries; or

          (iv) the Board of Directors of Permanent Bancorp shall have accepted or approved, and any entity, person or group shall have filed an application, notice, registration statement, proxy statement or other materials or documents with the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the SEC or any other federal or state government agency, authority or body with respect to, (a) any merger, consolidation, share exchange or other combination involving, or any purchase of all or substantially all of the assets or capital stock of, Permanent Bancorp or any of its subsidiaries, or any similar acquisition or transaction, or (b) any tender, exchange or other offer for any shares of capital stock of Permanent Bancorp (including, without limitation, shares of Permanent Bancorp capital stock) or any shares of the capital stock of any of its subsidiaries; or

          (v) notwithstanding any fiduciary duties of Permanent Bancorp's Board of Directors, the meeting at which Permanent Bancorp's stockholders will vote with respect to the merger agreement shall not have occurred on or before September 27, 2000, unless such vote shall not have occurred because the SEC has not authorized for mailing to Permanent Bancorp's stockholders Permanent Bancorp's proxy statement relating to the merger agreement and the company merger on a timely basis in order to permit such meeting to occur on or before September 27, 2000.

     The termination fee will be payable immediately to Old National upon the occurrence of any of the events described above. If the termination fee is not immediately paid as required, then Old National will be entitled to be paid interest at the highest prime rate set forth in The Wall Street Journal (Midwest Edition) under the section entitled "Money Rates" on the unpaid amount of the termination fee from the time that the termination fee is due until paid-in-full, together with all costs of collection of the termination fee, including reasonable attorneys' fees and expenses.

TERMINATION OF THE MERGER AGREEMENT

     The merger agreement may be terminated by Old National or Permanent Bancorp, before or after the shareholders of Permanent Bancorp have adopted the merger agreement, if one of the events which gives a party the right to terminate occurs. The merger agreement may be terminated:

     - by the mutual consent of the Boards of Directors of Old National and Permanent Bancorp;

     - by either Old National or Permanent Bancorp if the mergers have not been completed by September 30, 2000;

     - by Old National or Permanent Bancorp in the event that Old National requests to renegotiate the exchange ratio because the average closing price per share of Old National common stock during the ten trading days preceding the effective time is greater than $36.10, and Old National and Permanent Bancorp are unable to renegotiate to their mutual satisfaction;

     - by either Old National or Permanent Bancorp if there has been a breach of any representation or warranty contained in the merger agreement by Permanent Bancorp or Permanent Bank, in the case of termination by Old National, or by Old National, in the case of termination by Permanent Bancorp, and the breach has not been cured within 30 days after written notice to the breaching party of the breach;

     - by either Old National or Permanent Bancorp if there has been a breach of any of the covenants or agreements contained in the merger agreement by Permanent Bancorp or Permanent Bank, in the case of termination by Old National, or by Old National, Old National Bank or Merger Corporation, in the case of termination by Permanent Bancorp, and (1) the breach has not been cured within 30 days written notice to the breach party of the breach; and (2) the breach will be likely, individually or in the aggregate with other breaches, to result in a material adverse effect;

     - by either Old National or Permanent Bancorp if the terminating party reasonably determines that the mergers have become impracticable because of (1) the commencement or threat of any claim or litigation against Old National, Permanent Bancorp, any subsidiary of Old National or Permanent Bancorp, or any director or officer of any of these companies relating to the mergers or merger agreement, if Old National is the terminating party or (2) the commencement, a threat of any material claim, litigation or proceeding against Old National, Old National Bank, or Merger Corporation I which relates to the mergers or merger agreement and which is likely to have a material adverse effect on Old National, if the terminating party is Permanent Bancorp; or

     - by either Old National or Permanent Bancorp if Permanent Bancorp fulfills its obligation to submit the merger agreement to a vote by its shareholders and the shareholders vote not to adopt the merger agreement.

Additionally, Old National may terminate the merger agreement if:

     - there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of Permanent Bancorp or any of its subsidiaries (considered as a whole) as of the effective time of the mergers compared to that in existence as of December 20, 1999 (the date of the merger agreement), other than changes that occur as a result of changes in banking laws, accounting principles, actions approved by Old National, changes such as interest rates that affect the banking industry generally and changes and charges that are a result of the mergers.

Further, Permanent Bancorp may terminate the merger agreement if:

     - there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of Old National on a consolidated basis as of the effective time as compared to that in existence on September 30, 1999 other than changes that occur as a result of changes in banking laws, accounting principles, changes such as interest rates that affect the banking industry generally and changes and charges that are a result of the mergers; or

     - the average closing price per share of Old National common stock during the ten trading days immediately preceding the effective time of the company merger is less than $24.70, subject, however, to the conditions described in the following three sentences. If Permanent Bancorp elects to exercise its termination right, it must give written notice to Old National, which notice of election to terminate may be withdrawn at any time within the five-day period described in the following sentence. During the five-day period commencing with its receipt of such notice, Old National will have the option to increase the consideration to be received by the holders of Permanent Bancorp common stock, by adjusting the exchange ratio (calculated to the nearest one ten-thousandth) to equal the quotient arrived at by dividing (a) the quotient arrived at by dividing (x) the sum of $85,427,011 plus the aggregate strike price of the Permanent Bancorp stock options, the holders of which elected to exchange the options for cash or shares of Old National common stock, (y) by the total outstanding shares of Permanent Bancorp common stock plus all shares of Permanent Bancorp common stock underlying then outstanding Permanent Bancorp stock options by (b) the average closing price per share of Old National common stock during the ten trading days immediately preceding the effective time of the company merger. If Old National makes this election, it must give prompt written notice to Permanent Bancorp of the election and the revised exchange ratio. If Old National gives this notice, the merger agreement will not be terminated and will remain in effect in accordance with its terms except for the revision to the exchange ratio.

Otherwise, upon termination for any of these reasons, the merger agreement will be of no further force or effect.

RESTRICTIONS AFFECTING PERMANENT BANCORP

     The merger agreement contains a number of restrictions regarding the conduct of business of Permanent Bancorp until the mergers are completed. Among other items, Permanent Bancorp or any subsidiary of Permanent Bancorp may not, without the prior written consent of Old National:

     - change its capital stock accounts, except for the issuance of up to 364,144 shares of Permanent Bancorp common stock under the Permanent Bancorp 1999 Omnibus Incentive Plan and Permanent Bancorp 1993 Stock Option and Incentive Plan;

     - authorize any additional class of stock or issue securities other than or in addition to the securities which were issued and outstanding as of the date of the merger agreement;

     - pay any dividends or make any other distributions to its shareholders except that (1) Permanent Bank may pay cash dividends to Permanent Bancorp in the ordinary course of business and to provide funds for repayment of its $3 million indebtedness to an unaffiliated financial institution and for Permanent Bancorp's dividends to Permanent Bancorp's shareholders; and (2) Permanent

       Bancorp may pay a quarterly cash dividend of no more than $0.07 per share for any quarter prior to the effective time of the company merger, except that no dividend may be paid during the quarter in which the mergers are completed, if, during this quarter, Permanent Bancorp shareholders will be entitled to receive dividends on their shares of Old National common stock received pursuant to the merger agreement;

     - redeem any of its outstanding shares of common stock;

     - merge, consolidate or sell its assets or securities to any other person or entity;

     - purchase any assets or securities or assume any liabilities of another bank, bank holding company or other entity, except in the ordinary course of business;

     - make any loan or commitment to lend money or accept any deposit except in accordance with existing banking practices;

     - amend or restate its Certificate of Incorporation or By-Laws or the Articles of Incorporation, charter or By-Laws of any of its subsidiaries;

     - open, close or alter any of its offices or facilities;

     - fail to maintain Permanent Bank's reserve for loan and lease losses;

     - elect or appoint any new executive officers or directors of Permanent Bancorp or any of its subsidiaries;

     - hire or employ additional employees, except those which are reasonably necessary for the proper operation of its business; or

     - negotiate or discuss with third parties a possible sale, merger or combination of Permanent Bancorp, unless the failure to do so would be breach of the fiduciary duties of the Permanent Bancorp Board.

This discussion of the restrictions imposed by the merger agreement is not intended to be exhaustive, but includes the material restrictions imposed on Permanent Bancorp. Please refer to the merger agreement, attached as Appendix A, for a complete listing of the restrictions.

REGULATORY APPROVALS REQUIRED FOR THE MERGERS

     Old National and Permanent Bancorp have agreed to use their best efforts to obtain all regulatory approvals required to complete the transactions contemplated in the merger agreement. The bank merger requires the prior approval of the Office of the Comptroller of the Currency (the "OCC") and the Office of Thrift Supervision. Old National Bank and Permanent Bank have filed the required application with the OCC for approval of the bank merger. Approval of the bank merger by the OCC is not to be interpreted as the opinion of the OCC that the bank merger are favorable to the shareholders of Permanent Bancorp from a financial point of view or that the OCC has considered the adequacy of the terms of the bank merger. An approval by the OCC in no way constitutes an endorsement or a recommendation of the bank merger by the OCC. Assuming the OCC approves the bank merger, Old National Bank and Permanent Bank may not complete the bank merger until 30 days after the approval.

     Pursuant to the Bank Merger Act, the Department of Justice has the authority to review the bank merger. Accordingly, during the 30 day period following OCC approval, the Department of Justice may challenge the bank merger with respect to the competitive factors of the bank merger under federal antitrust laws. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of OCC approval of the bank merger, unless a court specifically orders otherwise. The Department of Justice has formally requested competitive information from Old National and Permanent Bancorp regarding the effect of the proposed bank merger on the Evansville banking market. Old National and Permanent Bancorp are cooperating with the Department of Justice regarding its request for competitive information.

     Old National and Permanent Bancorp believe that the proposed mergers are not subject to the prior approval of the Federal Reserve. The Federal Reserve has requested Old National to file financial information relating to the mergers and Old National has complied with this request.

ACCOUNTING TREATMENT FOR THE MERGERS

     The acquisition of Permanent Bancorp by Old National will be accounted for by using the purchase method of accounting. Under the purchase method of accounting, all of the assets and liabilities of Permanent Bancorp acquired by Old National will be adjusted to their estimated fair market value as of the closing date, and the resultant discounts and premiums will be credited into or amortized against income over the expected economic lives of the related assets and liabilities. The purchase price for Permanent Bancorp will exceed the net fair market value of the assets acquired and the liabilities assumed in the acquisition of Permanent Bancorp by at least $52 million. The difference will be recorded as goodwill on Old National's consolidated financial statements and will be amortized against income over a period not to exceed twenty years using the straight-line method.

EFFECTIVE TIME

     The company merger will become effective immediately after the bank merger and at the close of business on the day and at the time specified in the Articles of Merger of Permanent Bancorp with and into Merger Corporation I as filed with the Indiana Secretary of State and the Delaware Secretary of State. The bank merger will become effective on the date and at the time specified in the Articles of Combination of Permanent Bank into Old National Bank. The effective time of the mergers will occur on the later of (1) July 31, 2000 or
(2) the last business day of the month following (a) the fulfillment of all conditions precedent to the mergers set forth in the merger agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for approval of the mergers, unless, in each case, otherwise mutually agreed to by Old National and Permanent Bancorp.

     Old National and Permanent Bancorp currently anticipate that mergers will be consummated in July, 2000. However, completion of the mergers could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the mergers.

MANAGEMENT, PERSONNEL AND EMPLOYEE BENEFITS AFTER THE MERGERS

     Merger Corporation I will be the surviving corporation in the company merger and, upon consummation of such merger, the separate corporate existence of Permanent Bancorp will cease. Consequently, the directors and officers of Permanent Bancorp will no longer serve in such capacities after the effective time of the company merger.

     Old National Bank will be the surviving institution in the bank merger and, upon consummation of such merger, the separate corporate existence of Permanent Bank will cease. Following the mergers, Perma Service Corp., Permanent Insurance Agency, Inc. and Permanent, Inc. will become wholly-owned subsidiaries of Old National. The Boards of Directors and officers of all of Permanent Bancorp's subsidiaries, other than Permanent Bank, serving at the effective time of the mergers will continue as the Boards of Directors and officers of the respective subsidiary after the effective time of the mergers. Following the effective time of the mergers, Old National, as the sole shareholder of each of the subsidiaries, will have the ability to elect the Boards of Directors and officers of the subsidiaries. The current officers of the subsidiaries of Permanent Bancorp will continue in their respective positions after the mergers, until the Board of Directors of each of the subsidiaries determines otherwise. Additionally, Old National has agreed to honor and abide by the terms of the employment agreements of Permanent Bancorp or its subsidiaries, which were in effect as of the date of the merger agreement.

     Those persons who are full-time officers or employees of Permanent Bancorp and its subsidiaries as of the effective time of the mergers, provided that these persons continue as full-time officers or employees of the former subsidiaries of Permanent Bancorp or any other subsidiary of Old National after the effective time of the mergers, will receive substantially the same employee benefits on substantially the same terms and conditions that Old National may offer to similarly situated officers and employees of its banking subsidiaries from time to time. In addition, years of service of an employee of Permanent Bancorp or any of its subsidiaries prior to the effective time of the company merger will be credited to each such employee for purposes of eligibility under Old National's employee welfare benefit plans and for purposes of eligibility and vesting, but not for accrual or contributions, under the Old National Employees' Retirement Plan ("Old National Pension Plan"), the Old National Employees' Savings and Profit Sharing Plan ("Old National Profit Sharing Plan"), and the Old National Employee Stock Ownership Plan ("Old National ESOP").

     Those officers and employees of Permanent Bancorp or any of its subsidiaries who otherwise meet the eligibility requirements of the Old National Pension Plan, Old National Profit Sharing Plan and the Old National ESOP, based upon their age and years of service to Permanent Bancorp or any of its subsidiaries, will become participants under the Old National Pension Plan on the January 1st which coincides with or next follows the effective time of the company merger, and will become participants under the Old National Profit Sharing Plan and the Old National ESOP at the effective time of the mergers. Those officers and employees who do not meet the eligibility requirements of the Old National Pension Plan, Old National Profit Sharing Plan or the Old National ESOP on such date will become participants in these plans on the first plan entry date which coincides with or next follows the date on which such eligibility requirements are satisfied.

     Permanent Bank shall withdraw as a participating employer under the Financial Institution Retirement Fund (Permanent Bank's multi-employer defined benefit pension plan) as of the effective time of the mergers. Prior to the effective time of the mergers, Permanent Bancorp must continue to make contributions to the Fund, if any, that may be required by the Fund prior to the effective time of the mergers in order to prevent a minimum funding deficiency, or to defray reasonable administrative expenses of the Fund owed by or assessed against Permanent Bancorp prior to the effective time of the mergers. The non-forfeitable benefits accrued by employees as of the date of withdrawal will be paid in accordance with the plan.

     Permanent Bancorp must terminate as a participating employer under the Permanent Bancorp Financial Institution Thrift Plan (Permanent Bancorp's 401(k) plan) as of the day before the effective time of the mergers. Permanent Bancorp must continue to make all non-discretionary contributions which it is required to make under the plan prior to the effective time of the company merger. The non-forfeitable account balances of plan participants as of the date of the termination will be paid or transferred to a successor plan in accordance with the plan.

     Permanent Bancorp must terminate the Permanent Bancorp Employee Stock Ownership Plan as of the effective time of the company merger. Permanent Bancorp must continue to make employer contributions to the plan for each plan year quarter ending on or before the effective time of the mergers, provided such contributions are comparable in amount, on a prorated basis, to past employer contributions to the plan. The merger agreement provides that all account balances of the plan participants will be fully vested and non-forfeitable as of the termination date. As soon as administratively feasible following the later of (1) the date of termination of the Plan, or (2) the receipt by Permanent Bancorp of a determination letter of the Internal Revenue Service providing that the termination of the ESOP does not adversely affect the qualification of the ESOP or the related trust for favorable tax treatment, all vested and non-forfeitable benefits under the Plan shall be distributed to its participants pursuant to the Plan provisions.

     The welfare benefit plans (e.g., group health, dental, life and long-term disability plans and policies) sponsored by Permanent Bancorp and Permanent Bank on behalf of eligible employees will be terminated as of the last day of the month in which the effective time of the company merger occurs. As of the effective time of the company merger, each individual who has qualified for retiree health coverage under the Permanent group health plan, either as a retiree or a spouse or dependent of a retiree or as a director to whom Permanent has made, prior to the date of the merger agreement, a commitment to provide retiree health coverage under such plan upon the retirement of such director or the termination of his or her directorship, will become covered as of the effective time of the company merger under the retiree health coverage provided under the Old National group health plan.

     The tuition assistance program currently sponsored by Permanent Bancorp on behalf of its eligible employees will be terminated as of the last day of the calendar month in which the company merger occurs.

     The cash bonus program currently sponsored by Permanent Bancorp and Permanent Bank on behalf of eligible employees will be terminated as of the effective time of the mergers. Prior to the effective time of the company merger, Permanent Bancorp and Permanent Bank may continue to pay cash bonuses under the program provided the amounts of such bonuses, individually or in the aggregate, are comparable to the amounts of any past bonuses under the program and provided further that Permanent Bancorp has obtained the written consent of the Old National Chief Financial Officer to pay any such bonus.

     As of the effective time of the mergers, all contributions to or under either Permanent Bancorp's Director Deferred Compensation Master Agreement or Permanent Bancorp's Second Director Deferred Compensation Plan will cease. Following the effective time of the mergers, Old National shall continue the plans, and the grantor (rabbi) trust established by Permanent Bancorp in connection with the plans, until all benefit liabilities accrued under the plans as of the effective time of the mergers are distributed to the participants entitled to such benefits. Upon the distribution of these accrued benefits, the plans and the trust will terminate and any residual assets of the trust will be returned to Old National.

     As of the effective time of the mergers, Permanent Bancorp must terminate the Permanent Bancorp Recognition and Retention Plan, the 1993 Stock Option and Incentive Plan and the 1999 Omnibus Incentive Plan. Under the terms of the Permanent Bancorp 1999 Omnibus Incentive Plan, stock options granted under the plan which have not yet vested will vest and become exercisable in full upon adoption of the merger agreement by Permanent Bancorp's shareholders at the special meeting. Under the terms of the Permanent Bancorp 1993 Stock Option and Incentive Plan, upon adoption of the merger agreement at the special meeting, stock options granted under the plan which have not yet vested will vest and become exercisable for a period of 60 days, after which the options will revert to their original vesting schedules. On December 13, 1999, the committee administering Permanent Bancorp's Recognition and Retention Plan caused all unvested restricted shares of Permanent Bancorp common stock awarded under the Recognition and Retention Plan to vest and become free of all restrictions on such shares. See also "Proposed Mergers -- Interests of Certain Persons in the Mergers -- Stock Options" and "-- Restricted Stock."

INTEREST OF CERTAIN PERSONS IN THE MERGERS

     Donald P. Weinzapfel. Donald P. Weinzapfel, Chairman and Chief Executive Officer of Permanent Bancorp, entered into a eighteen month consulting agreement with Old National, which becomes effective when the mergers are completed. By executing this consulting agreement with Old National, Mr. Weinzapfel voluntarily terminated his employment and all officer and other positions held by him at Permanent Bancorp and Permanent Bank, effective as of the effective time of the company merger.

     Under the consulting agreement, Mr. Weinzapfel is to perform the consulting services reasonably determined by Old National and Old National Bank, not to exceed 20 hours per month. For his consulting services, Mr. Weinzapfel will be paid a fee of $14,500 per month. In addition, Old National will transfer and assign to Mr. Weinzapfel the country club membership currently owned by Permanent Bancorp for Mr. Weinzapfel's benefit. Mr. Weinzapfel will, however, be responsible for payment of all dues and other costs of membership. The consulting agreement may be terminated by Old National or Mr. Weinzapfel at any time, with or without cause, upon ten days' prior written notice to the other. If the agreement is terminated by either party for any reason, Old National must pay to Mr. Weinzapfel (or to Mr. Weinzapfel's estate, in the event of his death) the consulting fee of $14,500 per month for the remaining term of the agreement.

     When the mergers are completed, Mr. Weinzapfel will not be entitled to receive or participate in any salary, bonus, compensation or other payments or any employee benefits, such as retirement, pension, profit-sharing and insurance plan and policies, of or from Old National, Old National Bank, Permanent Bancorp, Permanent Bank or Merger Corporation I, except for (i) the consulting fee described above, (ii) all fully vested retirement, pension and profit-sharing benefits properly payable to Mr. Weinzapfel, and (iii) any insurance coverage under applicable law or under the retiree welfare benefits, if any, made available by the Old National to its retirees or former directors, with all premiums and costs for such insurance coverage borne by Mr. Weinzapfel.

     Murray J. Brown. Under his employment agreement with Permanent Bank, Murray
J. Brown, Chairman, President and Chief Executive Officer of Permanent Bank, will be entitled to receive a lump sum cash payment of approximately $729,885 if, as expected, he is not employed by Old National or Old National Bank in an equivalent capacity after the mergers.

     Stock Options. Under the terms of the Permanent Bancorp 1999 Omnibus Incentive Plan, stock options granted under the plan which have not yet vested will vest and become exercisable in full upon adoption of the merger agreement by Permanent Bancorp's shareholders at the special meeting. Unvested options to purchase an aggregate of 84,000 shares of Permanent Bancorp common stock granted to directors and executive officers of Permanent Bancorp under the Omnibus Incentive Plan will vest upon adoption of the merger agreement at the special meeting.

     Under the terms of the Permanent Bancorp 1993 Stock Option and Incentive Plan, upon adoption of the merger agreement at the special meeting, stock options granted under the plan which have not yet vested will vest and become exercisable for a period of 60 days, after which the options will revert to their original vesting schedules. Unvested options to purchase an aggregate of 12,391 shares of Permanent Bancorp common stock granted to directors and executive officers of Permanent Bancorp under the 1993 Plan will become exercisable for 60 days upon adoption of the merger agreement at the special meeting.

     Restricted Stock. On December 13, 1999, the committee administering Permanent Bancorp's Recognition and Retention Plan caused an aggregate of 6,960 unvested restricted shares of Permanent Bancorp common stock awarded to certain directors and executive officers to vest and become free of all restrictions on such shares.

     Employee Stock Ownership Plan. Under the Permanent Bancorp Amended and Restated Employee Stock Ownership Plan, all unvested participant account
balances will vest in full upon completion of the mergers. As of             ,
2000, the accounts of Permanent Bancorp executive officers who participate in
the plan contained an aggregate of           unvested shares of Permanent
Bancorp common stock that will vest upon completion of the mergers.

INDEMNIFICATION; DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

     The merger agreement provides that for a period of six years after the effective time of the company merger, Old National will indemnify, defend and hold harmless the present directors, officers and employees of Permanent Bancorp and its subsidiaries against all losses arising out of any claim that relates to any act or omission occurring at or prior to the effective time of the company merger in the person's capacity as a director, officer or employee, to the fullest extent Permanent Bancorp is now entitled to indemnify and advance expenses to such persons under its certificate of incorporation and bylaws. The merger agreement also provides that Old National will maintain in effect for at least two years from the effective time of the company merger the directors' and officers' liability insurance policies carried by Permanent Bancorp or substitute policies providing similar coverage.

                        FEDERAL INCOME TAX CONSEQUENCES

     The following is a summary of the material federal income tax consequences to holders of Permanent Bancorp common stock who hold such stock as a "capital asset" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended. Special tax consequences may be applicable to particular classes of taxpayers, such as financial institutions, insurance companies, tax-exempt organizations, broker-dealers, traders in securities that elect to apply a mark-to-market method of accounting, persons that hold Permanent Bancorp common stock as part of a hedge, straddle or conversion transaction, persons who are not citizens or residents of the United States and shareholders who acquired their shares of Permanent Bancorp common stock through the exercise of an employee stock option or otherwise received as compensation. The following represents general information only and is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and decisions, all as currently in effect as of the date hereof, and all of which are subject to change possibly with retroactive effect. Tax considerations under state, local and foreign laws are not addressed in this document.

TAX OPINION

     Old National and Permanent Bancorp have each requested the law firm of Krieg DeVault Alexander & Capehart, LLP to render an opinion that the mergers to be effected pursuant to the merger agreement constitutes a tax-free reorganization under the Code to each party thereto and to the shareholders of Permanent Bancorp, except with respect to cash received by Permanent Bancorp's shareholders for fractional share interests of Old National common stock.

     In rendering its opinion, Krieg DeVault Alexander & Capehart, LLP may require and rely upon representations contained in letters received from Old National and Permanent Bancorp, and may rely on customary assumptions of certain facts. Under the merger agreement, the obligations of each of Old National and Permanent Bancorp to consummate the merger is conditioned upon the receipt of an opinion of Old National's counsel substantially to the effect as set forth above. However, this legal opinion will not bind the Internal Revenue Service, which could take a different view.

TAX CONSEQUENCES TO OLD NATIONAL AND PERMANENT BANCORP

     Assuming the merger of Permanent Bank into Old National Bank and the merger of Permanent Bancorp into Merger Corporation I are consummated as described in the merger agreement and constitute statutory mergers under Indiana law, then for United States federal income tax purposes, the mergers will constitute tax-free reorganizations. As a result, no party to the merger agreement will recognize gain or loss as a result of the mergers for federal income tax purposes.

TAX CONSEQUENCES TO PERMANENT BANCORP SHAREHOLDERS

     - PERMANENT BANCORP SHAREHOLDERS RECEIVING SOLELY OLD NATIONAL COMMON STOCK

     A Permanent Bancorp shareholder who receives solely Old National common stock in exchange for shares of Permanent Bancorp common stock will not recognize any gain or loss upon such exchange for federal income tax purposes. See the later paragraph for a discussion of the tax consequences of the receipt of cash in lieu of fractional share interests of Old National common stock.

     The aggregate adjusted tax basis of the shares of Old National common stock received in the exchange (including fractional shares deemed received and redeemed as described below) will be equal to the aggregate adjusted tax basis of the shares of Permanent Bancorp common stock surrendered, and the holding period of the Old National common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of such surrendered shares.

     - CASH RECEIVED FOR FRACTIONAL SHARES

     A Permanent Bancorp shareholder who receives cash for a fractional share interest of Old National common stock will be treated as having received such fraction of a share of Old National common stock and then as having received cash in redemption of the fractional share interest, subject to the provisions of Section 302 of the Code. That deemed redemption will be treated as a sale of the fractional share, unless it is both "essentially equivalent to a dividend" and is not "substantially disproportionate" with respect to the Permanent Bancorp shareholder. If treated as a sale and not a dividend, the Permanent Bancorp shareholder will recognize capital gain or loss equal to the difference between the amount of cash received and the portion of the basis of the shares of Permanent Bancorp common stock allocable to the fractional interest. This capital gain or loss will be long term gain or loss if, as of the date of the merger, the holding period for the shares of Permanent Bancorp common stock is greater than one year.

     - BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of cash to a person surrendering shares of Permanent Bancorp common stock may be subject to information reporting and "backup" withholding at a rate of 31% of the cash payable, unless such person furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that the number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. Any amounts withheld from payments under the backup withholding rules will be allowed as a refund or credit against federal income tax liability, provided the required information is furnished to the Internal Revenue Service.

     THE INTERNAL REVENUE SERVICE HAS NOT VERIFIED THE FEDERAL INCOME TAX CONSEQUENCES DISCUSSION SET FORTH ABOVE. THE DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. OLD NATIONAL AND PERMANENT BANCORP URGE SHAREHOLDERS TO CONSULT WITH THEIR PERSONAL TAX ADVISORS WITH RESPECT TO ALL TAX CONSEQUENCES OF THE MERGERS TO THEM, INCLUDING THE EFFECT OF FEDERAL, STATE AND LOCAL TAX LAWS AND ANY OTHER TAX CONSEQUENCES INCLUDING THE EFFECTS OF FOREIGN TAX LAWS.

                           COMPARATIVE PER SHARE DATA

NATURE OF TRADING MARKET

     - OLD NATIONAL BANCORP

     Shares of Old National common stock are traded in the over-the-counter market and share prices are reported by the Nasdaq National Market System under the symbol "OLDB." On December 17, 1999, the business day immediately preceding the public announcement of the merger, the closing price of Old National common stock reported by the Nasdaq National Market System was $31.548 per share. On
            , 2000, the closing price of Old National common stock reported by the Nasdaq National Market System was $31.548 per share. The following table sets forth, for the periods indicated, the high and low per share closing prices of Old National common stock as reported by the Nasdaq National Market System. The prices shown below have been adjusted for all stock splits and stock dividends paid by Old National.

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1997
First Quarter...............................................  $21.74   $20.88
Second Quarter..............................................   25.63    21.59
Third Quarter...............................................   26.21    25.19
Fourth Quarter..............................................   28.65    25.63
1998
First Quarter...............................................  $28.87   $27.22
Second Quarter..............................................   29.63    28.87
Third Quarter...............................................   33.70    28.91
Fourth Quarter..............................................   35.37    30.39

                                                              PRICE RANGE OF
                                                               COMMON STOCK
                                                              ---------------
                                                               HIGH     LOW
                                                              ------   ------
1999
First Quarter...............................................  $35.00   $28.57
Second Quarter..............................................   33.57    28.57
Third Quarter...............................................   30.00    26.43
Fourth Quarter..............................................   32.08    27.50
2000
First Quarter...............................................  $33.06   $23.56
Second Quarter (through             , 2000).................

     - PERMANENT BANCORP

     Shares of Permanent Bancorp common stock also are traded in the over-the-counter market and share prices are reported by the Nasdaq National Market System under the symbol "PERM." On December 17, 1999, the closing price of Permanent Bancorp common stock reported by the Nasdaq National Market System was $15.375. On April 19, 2000, the closing price of Permanent Bancorp common stock was $18.50, as reported by the Nasdaq National Market System. The table below sets forth, for the periods indicated, the high and low per share closing prices of Permanent Bancorp common stock as reported by the Nasdaq National Market System.

                                                               PRICE RANGE OF
                                                                COMMON STOCK
                                                              -----------------
                                                               HIGH       LOW
                                                              -------   -------
1997
First Quarter...............................................  $ 11.38   $ 10.13
Second Quarter..............................................    13.00     10.38
Third Quarter...............................................    13.25     11.38
Fourth Quarter..............................................    15.56     12.03
1998
First Quarter...............................................  $ 18.75   $ 13.38
Second Quarter..............................................    18.50     15.50
Third Quarter...............................................    16.25     11.63
Fourth Quarter..............................................    14.38     10.56
1999
First Quarter...............................................  $ 13.75   $ 10.75
Second Quarter..............................................    11.25     8.875
Third Quarter...............................................    15.00     8.875
Fourth Quarter..............................................   19.938     9.563
2000
First Quarter...............................................  $19.375   $14.875
Second Quarter (through             , 2000).................

DIVIDENDS

     The following table sets forth, on a calendar year basis, the per share cash dividends paid on shares of Old National common stock and Permanent Bancorp common stock since January 1, 1997. All dividends have been adjusted to give effect to their respective stock dividends and stock splits (if any).

                                                                             PERMANENT
                                                              OLD NATIONAL    BANCORP
                                                                 COMMON       COMMON
                                                                STOCK(1)     STOCK(2)
                                                              ------------   ---------
1997
First Quarter...............................................     $0.13        $0.0375
Second Quarter..............................................      0.13         0.0375
Third Quarter...............................................      0.13           0.05
Fourth Quarter..............................................      0.14          0.055
1998
First Quarter...............................................     $0.13        $ 0.055
Second Quarter..............................................      0.14          0.055
Third Quarter...............................................      0.14           0.06
Fourth Quarter..............................................      0.14           0.06
1999
First Quarter...............................................     $0.15        $  0.06
Second Quarter..............................................      0.16           0.07
Third Quarter...............................................      0.16           0.07
Fourth Quarter..............................................      0.16           0.07
2000
First Quarter...............................................     $0.17        $  0.07
Second Quarter (through             , 2000).................                     0.07

---------------

(1) The timing and amount of future dividends will depend upon earnings, cash requirements, the financial condition of Old National and its subsidiaries, applicable government regulations and other factors the Old National Board considers relevant. The dividend policies are subject to the discretion of the Old National Board. For certain restrictions on the payment of dividends on shares of Old National common stock, see "Comparison of Common
    Stock -- Dividend Rights."

(2) The merger agreement provides that Permanent Bancorp may continue to pay its customary quarterly dividends of up to $0.07 per share, except that Permanent Bancorp may not pay a dividend during the quarterly period in which the mergers will be completed if Permanent Bancorp shareholders will, during that period, be entitled to receive dividends on their shares of Old National common stock received pursuant to the merger agreement. Certain subsidiaries may pay cash dividends to Permanent Bancorp in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Permanent Bancorp and to provide funds for Permanent Bancorp's dividends.

EXISTING AND PRO FORMA PER SHARE INFORMATION

     The following table sets forth certain historical, pro forma and equivalent information. The data is based on historical financial statements and the pro
forma financial information included on pages   through   and has been restated
to give effect to all stock dividends, including the 5% stock dividend paid by Old National on January 28, 1999, the 5% stock dividend paid by Old National on January 28, 2000 and a three-for-two stock split paid on May 24, 1999. Equivalent per share data is calculated by multiplying the pro forma Old National information by the exchange ratio provided by the merger agreement.

                                                                          AS REPORTED
                                                           -----------------------------------------
                                                                             CASH       BOOK VALUE
OLD NATIONAL                                               NET INCOME(1)   DIVIDENDS   AT PERIOD END
------------                                               -------------   ---------   -------------
Year Ended December 31, 1999.............................      $1.63         $0.63        $10.35

                                                                          AS REPORTED
                                                           -----------------------------------------
                                                                             CASH       BOOK VALUE
PERMANENT BANCORP                                          NET INCOME(1)   DIVIDENDS   AT PERIOD END
-----------------                                          -------------   ---------   -------------
Year Ended December 31, 1999.............................      $0.72        $0.235        $10.27

                                                                       NET INCOME(1)
                                                              --------------------------------
                                                              OLD NATIONAL   PERMANENT BANCORP
                                                               PRO FORMA        EQUIVALENT
                                                              ------------   -----------------
Year Ended December 31, 1999................................     $1.53             $1.19

                                                                       CASH DIVIDENDS
                                                              --------------------------------
                                                              OLD NATIONAL   PERMANENT BANCORP
                                                               PRO FORMA        EQUIVALENT
                                                              ------------   -----------------
Year Ended December 31, 1999................................     $0.63             $0.49

                                                                    SHAREHOLDERS' EQUITY
                                                              --------------------------------
                                                              OLD NATIONAL   PERMANENT BANCORP
                                                              PRO FORMA(1)     EQUIVALENT(1)
                                                              ------------   -----------------
As of December 31, 1999.....................................     $11.32            $8.83

                                                                MARKET VALUE OF COMMON STOCK
                                                              --------------------------------
                                                                             PERMANENT BANCORP
                                                              OLD NATIONAL      EQUIVALENT
                                                              ------------   -----------------
As of December 17, 1999(2)..................................     $31.54           $15.37

---------------

(1) Considers the pending merger of Permanent Bancorp. See PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

(2) Represents the last business day prior to the public announcement of the execution of the merger agreement.

                              OLD NATIONAL BANCORP

               PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
                                  (UNAUDITED)

     The accompanying financial statements present an Unaudited Pro Forma Condensed Combined Balance Sheet of Old National as of December 31, 1999 and Pro Forma Condensed Combined Statement of Income for the year ended December 31, 1999.

     The Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 1999 is presented giving effect to the pending merger as of January 1 of the year presented.

     The pro forma information is based upon historical financial statements. The assumptions give effect to the proposed merger under the purchase method of accounting. The information has been prepared in accordance with the rules and regulations of the SEC and is provided for comparative purposes only. The information does not purport to be indicative of the results that actually would have occurred had the merger been effected on January 1 of the years presented.

                              OLD NATIONAL BANCORP

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                            AS OF DECEMBER 31, 1999
                      (UNAUDITED -- DOLLARS IN THOUSANDS)

                                                           PERMANENT
                                                 ONB        BANCORP    ADJUSTMENTS      PRO FORMA
                                              ----------   ---------   -----------      ----------
                                              ASSETS

Cash and due from banks.....................  $  211,337   $ 11,388                     $  222,725
Money market investments....................      39,478      4,077                         43,555
Investment securities.......................   1,821,439    120,334     $   (822)(b)     1,940,951
Loans.......................................   5,714,543    331,082             (b)      6,045,625
Reserve for loan losses.....................     (65,685)    (2,323)                       (68,008)
Excess cost over assets acquired............      31,043      8,844       52,331(a)         92,218
Other intangibles...........................       2,855                                     2,855
Premises and equipment......................     117,500      9,713                        127,213
Other assets................................     236,775     14,043                        250,818
                                              ----------   --------     --------        ----------
                                              $8,109,285   $497,158     $ 51,509        $8,657,952
                                              ==========   ========     ========        ==========

                               LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits....................................  $5,962,499   $343,939     $       (b)     $6,306,438
Medium term notes...........................      96,300                                    96,300
Subordinated debentures.....................      12,782                                    12,782
Other borrowings............................   1,361,332    108,798             (b)      1,470,130
Other liabilities...........................      91,377      3,930                         95,307
                                              ----------   --------     --------        ----------
          Total liabilities.................   7,524,290    456,667            0         7,980,957
                                              ----------   --------     --------        ----------
Common stock................................      56,518         49        3,237(a)         59,804
Capital surplus.............................     395,414     17,298       74,829(a)        487,541
Retained earnings...........................     162,384     26,557      (26,557)(a)       162,384
Accumulated other comprehensive income......     (29,321)    (3,413)                       (32,734)
                                              ----------   --------     --------        ----------
          Total shareholders' equity........     584,995     40,491       51,509           676,995
                                              ----------   --------     --------        ----------
                                              $8,109,285   $497,158     $ 51,509        $8,657,952
                                              ==========   ========     ========        ==========
Outstanding common shares...................      56,518                                    59,804
                                              ==========                                ==========
Shareholders' equity per share..............       10.35                                     11.32
                                              ==========                                ==========

---------------

Notes:

(a) Exchange of 100% of Permanent Bancorp common stock for shares of ONB Common Stock.

(b) Permanent's balances will be marked to market at acquisition date. Adjustments, except for investments, are currently being determined.

                              OLD NATIONAL BANCORP

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999
      (UNAUDITED -- DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                      AS REPORTED
                                                  --------------------
                                                             PERMANENT
                                                    ONB       BANCORP    ADJUSTMENTS     PRO FORMA
                                                  --------   ---------   -----------     ---------
Interest income.................................  $565,867    $33,670      $   137(a)    $599,674
Interest expense................................   284,763     20,202                     304,965
                                                  --------    -------      -------       --------
Net interest income.............................   281,104     13,468          137        294,709
Provision for loan losses.......................    14,798        292                      15,090
                                                  --------                               --------
Net interest income after provision for loan
  losses........................................   266,306     13,176          137        279,619
Noninterest income..............................    82,974      3,325                      86,299
Noninterest expense.............................   223,583     13,090        2,617(b)     239,290
                                                  --------    -------      -------       --------
Income before income taxes......................   125,697      3,411       (2,480)       126,628
Provision for income taxes......................    32,440      1,288                      33,728
                                                  --------    -------      -------       --------
Net income from continuing operations...........    93,257      2,123       (2,480)        92,900
Discontinued operations.........................     4,101          0            0          4,101
                                                  --------    -------      -------       --------
Net income......................................  $ 97,358    $ 2,123      $(2,480)      $ 97,001
                                                  ========    =======      =======       ========
Net income from continuing operations per common
  share:(b)
  Assuming no dilution..........................  $   1.63                               $   1.53
                                                  ========                               ========
  Assuming full dilution........................  $   1.59                               $   1.49
                                                  ========                               ========
Weighted average common shares outstanding:(b)
  Assuming no dilution..........................    57,261                                 60,547
                                                  ========                               ========
  Assuming full dilution........................    59,215                                 62,501
                                                  ========                               ========

---------------

Notes:

(a) Reflects accretion of discount on Investment Securities of $822 over the average remaining life (6 years) of the portfolio using the level-yield method.

(b) Reflects amortization of goodwill arising from the Merger on a straight-line basis over a 20-year period.

                          DESCRIPTION OF OLD NATIONAL

OVERVIEW

     Old National is a bank holding company that operates 149 banking offices and 259 ATM locations in Indiana, Illinois, Kentucky, Ohio and Tennessee through its bank subsidiaries. These banks provide a wide range of financial services, including:

     - commercial, consumer and real estate loans;

     - deposit products;

     - issuing and servicing credit cards;

     - leasing;

     - letters of credit; and

     - safe deposit facilities.

     Old National also owns nonbank subsidiaries which provide additional financial services incidental to its operations, including:

     - securities brokerage services;

     - fiduciary and trust services;

     - investment services; and

     - issuance and reinsurance of credit life, accident, health, life, property and casualty insurance.

     Old National was incorporated in 1982 in the State of Indiana. It began its acquisition program in 1985 and has acquired 41 financial institutions since that time. Old National continues to explore opportunities to acquire banks, savings associations and nonbank companies and is currently reviewing and analyzing potential acquisitions, as well as engaging in discussions or negotiations concerning potential acquisitions. It is possible that none of these discussions or negotiations will result in definitive agreements or consummated acquisitions. Any acquisitions may be pending or completed prior to the completion of the merger.

     As of December 31, 1999, Old National had consolidated assets of approximately $7 billion, consolidated deposits of approximately $5 billion and stockholders' equity of approximately $493 million.

     Old National's principal office is located at 420 Main Street, Evansville, Indiana 47708. Its telephone number is (812) 464-1434.

SUPERVISION AND REGULATION

     As a bank holding company, Old National is subject to regulation, supervision and examination by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. For a discussion of certain of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries and certain specific information relevant to Old National, see Old National's Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which is incorporated by referenced into this document. See "Where You Can Find More Information."

     This regulatory framework is intended primarily for the protection of depositors and the federal deposit insurance funds and not for the protection of security holders or creditors. The various government rules, regulations and requirements that apply to Old National impact its business and activities. A change in applicable statutes, rules, regulations and requirements that apply to Old National impact its business and activities may have a material effect on Old National's business and earnings. In addition, Old National's business and earnings are affected by general economic conditions, legislation and actions of regulatory authorities.

     Under policy of the Federal Reserve, a bank holding company is expected to act as a source of financial strength for its bank subsidiaries and to commit resources to support such banks. As a result, the Federal Reserve may require Old National to commit resources to its bank subsidiaries.

     On November 12, 1999, the President signed into law comprehensive legislation that modernizes the financial services industry for the first time in decades. The legislation permits bank holding companies to conduct essentially unlimited securities and insurance activities, in addition to other activities determined by the Federal Reserve to be related to financial services. As a result, Old National is now able to underwrite and sell securities and insurance. It is also able to acquire, or be acquired by, brokerage firms and insurance underwriters. Old National has not had an opportunity to assess the impact of the legislation on its operations, but at the present time does not anticipate significant changes in its products or services.

RECENT DEVELOPMENTS

     On March 14, 2000, Old National completed an offering of 2,000,000 of 9.50% trust preferred securities due March 15, 2030, at a price and with a liquidation value of $25 per security. The securities were sold through ONB Capital Trust I, a business trust formed by Old National for the purpose of offering the securities. Net of underwriting commissions, the proceeds to Old National from the offering were approximately $48.4 million.

     On December 9, 1999, Old National declared a 5% stock dividend to its shareholders of record on January 7, 2000 and payable on January 28, 2000. References to the exchange ratio and to Old National's per share information contained in this document have been adjusted to give effect to the stock dividend.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The foregoing information concerning Old National does not purport to be complete. Certain information relating to the business, management, executive and director compensation, voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Old National is incorporated by reference from or set forth in Old National's Annual Report on Form 10-K for the year ended December 31, 1999 and other documents filed by Old National and listed under "Where You Can Find More Information" in this document, which are specifically incorporated herein by reference. If you desire copies of any of these documents, you may contact Old National at its address or telephone number indicated under "Where You Can Find More Information."

                        DESCRIPTION OF PERMANENT BANCORP

BUSINESS

     Permanent Bancorp is a unitary savings and loan holding company located in Evansville, Indiana. Permanent Bancorp provides its banking through its affiliate bank, Permanent Bank, and Permanent Bank's 11 affiliated offices throughout southwestern Indiana. As of December 31, 1999, Permanent Bancorp had consolidated assets of approximately $497 million, consolidated deposits of approximately $344 million and stockholders' equity of approximately $40 million. Permanent Bancorp also conducts its business through its subsidiaries, Perma Service Corp., Permanent Insurance Agency, Inc. and Permvest, Inc. These subsidiaries provide a broad range of financial services to their customers.

     Permanent Bancorp's principal office is located at 101 S.E. Third Street, Evansville, Indiana 47708. Its telephone number is (812) 437-2265.

ADDITIONAL INFORMATION AND INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The foregoing information concerning Permanent Bancorp does not purport to be complete. Certain information relating to the business, management, executive and director compensation, voting securities, including the principal holders of those securities, certain relationships and related transactions and other matters as to Permanent Bancorp is incorporated by reference from or set forth in Permanent Bancorp's

Annual Report on Form 10-K/A for the fiscal year ended March 31, 1999 and other documents filed by Permanent Bancorp and listed under "Where You Can Find More Information" in this document, which are specifically incorporated herein by reference. If you desire copies of any of these documents, you may contact Permanent Bancorp at its address or telephone number indicated under "Where You Can Find More Information."

     You can also find more information about Permanent Bancorp in the enclosed Permanent Bancorp 1999 Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

                           COMPARISON OF COMMON STOCK

     Following the mergers, the rights of former Permanent Bancorp shareholders will be governed by the laws of the State of Indiana, the state in which Old National is incorporated, and by Old National's Articles of Incorporation, as amended, and Old National's By-Laws, as amended. The rights of the shareholders of Permanent Bancorp are presently governed by the laws of the State of Delaware, the state in which Permanent Bancorp is incorporated, and by Permanent Bancorp's Certificate of Incorporation and By-Laws, as amended. The rights of the shareholders of Permanent Bancorp differ in certain respects from the rights they will have as Old National shareholders, including for anti-takeover measures and the vote required for the amendment of significant provisions of the articles of incorporation and for the approval of significant corporate transactions. The following summary comparison of Old National common stock and Permanent Bancorp common stock includes all material differences in the rights accruing to holders of such shares but does not purport to be complete and is qualified in its entirety by reference to Old National's Articles of Incorporation and By-Laws and Permanent Bancorp's Certificate of Incorporation and By-Laws.

AUTHORIZED BUT UNISSUED SHARES

     - OLD NATIONAL

     Old National's Articles of Incorporation authorize the issuance of 150,000,000 shares of Old National Common Stock, of which approximately 46,851,000 million shares were outstanding as of January 31, 2000. The remaining authorized but unissued shares of common stock may be issued upon authorization of the Board of Directors of Old National without prior shareholder approval. Old National has 2,000,000 shares of preferred stock authorized. These shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of Old National. No shares of preferred stock are presently outstanding.

     The Board of Directors of Old National has authorized a series of preferred stock designated as Series A preferred stock. The Board of Directors of Old National has designated 200,000 shares of Series A preferred stock in connection with the shareholder rights plan of Old National. The Old National Series A preferred stock may not be issued except upon exercise of certain rights pursuant to such shareholder rights plan. No shares of Series A preferred stock have been issued as of the date of this Proxy Statement. See "Comparison of Common Stock -- Anti-Takeover Provisions -- Old National's Series A Preferred Stock and Shareholder Rights Plan" below.

     As of March 31, 2000, Old National had approximately 500,000 shares of Old National common sock reserved for issuance under Old National's Stock Purchase and Discounted Dividend Reinvestment Plan, 430,000 shares of Old National common stock reserved for issuance upon exercise of stock options outstanding as of March 31, 2000 and 1.0 million shares of its common stock reserved for issuance upon conversion of its outstanding 8% convertible subordinated debentures due September 15, 2012. Such debentures are convertible at any time prior to maturity, unless previously redeemed, into shares of Old National common stock at a conversion rate of 81.39 shares per $1,000 principal amount of debentures (equivalent to a conversion price of approximately $12.29 per share), subject to adjustment in certain events.

     The issuance of additional shares of Old National common stock or, depending on its terms (such as convertability to common stock), the issuance of Old National preferred stock may adversely affect holders of Old National common stock by diluting their voting and ownership interests.

     - PERMANENT BANCORP

     Permanent Bancorp's Certificate of Incorporation authorizes the issuance of
up to 9,000,000 shares of Permanent common stock, of which           were issued
and outstanding as of             , 2000. Permanent has 1,000,000 shares of
preferred stock authorized, none of which are presently outstanding. The preferred shares are available to be issued, without prior shareholder approval, in classes with relative rights, privileges and preferences determined for each class by the Board of Directors of Permanent. Permanent is generally authorized to issue additional shares of common stock and shares of preferred stock up to the amounts authorized under its Certificate of Incorporation without shareholder approval. Following the company merger, each outstanding share of Permanent common stock will convert into the right to receive shares of Old National common stock as described in "Proposed Mergers -- Conversion of Permanent Common Stock."

PREEMPTIVE RIGHTS

     As permitted by Indiana law, Old National's Articles of Incorporation do not provide for preemptive rights to subscribe for any new or additional Old National common stock or other securities. Preemptive rights may be granted to Old National's shareholders if Old National's Articles of Incorporation are amended to permit such rights. As permitted by Delaware law, Permanent's Certificate of Incorporation does not provide for preemptive rights to subscribe for any new or additional shares of Permanent common stock or other securities.

DIVIDEND RIGHTS

     The holders of common stock of Old National are entitled to dividends and other distributions when, as and if declared by their respective boards of directors out of funds legally available therefor. Old National may not pay a dividend if, after giving effect to the dividend, (1) Old National would not be able to pay its debts as they become due in the usual course of business, or (2) Old National's total assets would be less than the sum of its total liabilities plus, unless Old National's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the dividend if Old National were to be dissolved at the time of the dividend. Under Delaware law, Permanent Bancorp may pay dividends either (1) out of its surplus (i.e., capital in excess of par value) or (2) if there is no surplus, out of the corporation's net profit for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

     The amount of dividends, if any, that may be declared by Old National in the future will necessarily depend upon many factors, including, without limitation, future earnings, capital requirements, business conditions and capital levels of subsidiaries (since Old National is primarily dependent upon dividends paid by its subsidiaries for its revenues), the discretion of Old National's Board of Directors and other factors that may be appropriate in determining dividend policies.

     Cash dividends paid to Old National by its Illinois-chartered affiliate banks are limited by Illinois law to the bank's net profits then on hand, less losses and statutorily-defined bad debts. Cash dividends paid to Old National by its Kentucky-chartered affiliate banks are limited by Kentucky law to so much of the net profits of the banks, after deducting all expenses, losses, bad or suspended debts and interest and taxes accrued or due from the banks, as the boards of directors of the banks deem expedient. In addition, the approval of the Kentucky Commissioner of Banks is required if the total of all dividends declared by a Kentucky bank in any calendar year exceeds the bank's net profit for that year and the net retained profits from the preceding two years, less any transfers to surplus or a fund for retirement of preferred stock or debt. Old National's national affiliate banks and Indiana-chartered affiliate banks may pay cash dividends on their common stock only out of adjusted retained net profits for the year in which the dividend is paid and the two preceding years. Cash dividends paid to Old National by its Ohio-chartered affiliate banks, are limited by Ohio law to the undivided profits of the banks. However, prior to the declaration of any dividend, the banks must have made all required allocations to reserves for losses or contingencies. In addition, the approval of the Ohio Superintendent of Financial Institutions is required if the total dividends declared by the banks in any year exceeds the total of its net income for that year combined with its retained net income of the preceding two years.

     Dividends paid by Old National's Tennessee-chartered affiliate banks are limited by Tennessee law to the undivided profits of such affiliate banks. However, prior to the declaration of any dividend, such affiliate banks must have made all required allocations to reserves for losses or contingencies. In addition, the approval of the Tennessee Department of Financial Institutions is required if the total dividends declared by such affiliate banks in any year exceeds the total of its net income for that year combined with its retained net income of the preceding two years. Affiliate banks will ordinarily be restricted to a lesser amount than is legally permissible because of the need for the banks to maintain adequate capital consistent with the capital adequacy guidelines promulgated by the banks' principal federal regulatory authorities. If a bank's capital levels are deemed inadequate by the regulatory authorities, payment of dividends to its parent holding company may be prohibited without prior regulatory approval. None of Old National's affiliate banks are currently subject to such a restriction.

     Cash dividends paid to Permanent by Permanent Bank, a federally-chartered savings bank, are subject to the regulations of the Office of Thrift Supervision. The approval of the Office of Thrift Supervision is required prior to Permanent Bank's payment of a dividend if the total amount of dividends declared by Permanent Bank in the then-current calendar year exceeds the total of its net income for that calendar year to date combined with its retained net income for the preceding two years.

VOTING RIGHTS

     The holders of the outstanding shares of Old National common stock and Permanent Bancorp common stock are entitled to one vote per share on all matters presented for shareholder vote. Shareholders of Old National and Permanent Bancorp do not have cumulative voting rights in the election of directors. Under cumulative voting, the number of shares a shareholder is entitled to vote is multiplied by the number of directors to be elected to the Board, which number represents the number of votes a shareholder may cast at such election. A shareholder may cast all his or her votes for one candidate or distribute them among any two or more candidates. The absence of cumulative voting rights in the election of directors may make it more difficult for a minority shareholder to elect a nominee as a director.

     Old National's By-Laws provide that the holders of a majority of the outstanding shares entitled to vote shall constitute a quorum at a meeting of shareholders. Old National's By-Laws further provide that unless a greater vote is required under Indiana law, Old National's Articles of Incorporation or By-Laws, the affirmative vote of the holders of a majority of the voting power present will decide any matter before the shareholders (except the election of directors, which is determined by a plurality of the votes cast). Permanent's By-Laws provide that the holders of at least one-third of the shares entitled to vote at a meeting shall constitute a quorum. Permanent's By-Laws further provide that except as otherwise required by law or Permanent's Certificate of Incorporation or By-Laws, all matters other than the election of directors (also determined by a plurality of the votes cast) are determined by a majority of the votes cast at the meeting.

     Indiana law and Delaware law generally require that mergers, consolidations and sales, leases, exchanges or other dispositions of all or substantially all of the assets of a corporation be approved by the affirmative vote of a majority of the issued and outstanding shares entitled to vote at the shareholders meeting, subject in each case to provisions in the corporation's articles or certificate of incorporation requiring a higher percentage vote for certain transactions. Old National's Articles of Incorporation and Permanent's Certificate of Incorporation provide that certain business combinations may, under certain circumstances, require approval of more than a simple majority of the issued and outstanding shares of common stock. See "Comparison of Common
Stock -- Anti-Takeover Provisions."

CHARTER AND BYLAW AMENDMENTS

     Indiana law generally requires shareholder approval by a majority of a quorum present at a shareholders' meeting (and, in certain cases, a majority of all shares held by any voting group entitled to vote) for amendments to a corporation's articles of incorporation. Delaware law generally requires approval by the holders of a majority of the shares outstanding for amendments to a corporation's certificate of incorporation. Both Indiana law and Delaware law permit a corporation in its articles or certificate of incorporation to prescribe a higher shareholder vote for certain amendments. Old National's Articles of Incorporation and Permanent's Certificate of Incorporation each require a super-majority shareholder vote of 80% of their outstanding shares of common stock for the amendment of certain significant provisions.

     Old National's Articles of Incorporation and By-Laws provide that the Old National By-Laws may be amended only by the Board of Directors. Permanent's Certificate of Incorporation provides that Permanent's By-Laws may be amended by the Board of Directors or by the shareholders upon the approval of the holders of at least 80% of the voting power outstanding.

SPECIAL MEETINGS OF SHAREHOLDERS

     Old National's Articles of Incorporation provide that a special meeting of shareholders may be called by the Board of Directors, the President or the holders of at least one-fourth of the shares outstanding. Permanent's By-Laws provide that special meetings of shareholders may be called only by the Board of Directors.

NUMBER OF DIRECTORS AND TERM OF OFFICE

     Old National's By-Laws provide that the number of directors shall be set by the Board of Directors and shall be at least 12 and no more than 24. Currently there are 16 directors of Old National. Old National's Board of Directors is not divided into classes; the entire Board of Directors is elected annually.

     Permanent's Certificate of Incorporation provides that the number of directors shall be determined from time to time by the Board of Directors. Currently there are nine directors of Permanent. Permanent's Board of Directors is divided into three classes with three directors in each class and with directors elected for three-year staggered terms. Thus, unlike Old National, whose entire Board of Directors is up for election at each annual shareholders meeting, only one-third of Permanent's Board of Directors is elected at each annual meeting of Permanent's shareholders. The absence of a classified board means that a majority of Old National's directors could be replaced at a single annual shareholders' meeting. Because Permanent's Board of Directors is classified, a majority of Permanent's directors can be replaced only after two annual meetings of shareholders.

REMOVAL OF DIRECTORS

     Old National's By-Laws provide that any director or all directors of Old National may be removed, with or without cause, at a meeting of shareholders upon the vote of the holders of at least a majority of the outstanding shares entitled to vote in the election of directors. Permanent's Certificate of Incorporation provides that any director or all directors of Permanent may be removed, but only for cause, by the vote of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors.

DISSENTERS' RIGHTS

     Shareholders of Indiana corporations possess dissenters' rights in connection with certain mergers and other significant corporate actions. Under Indiana law, a shareholder is entitled to dissent from and obtain payment of the fair value of the shareholder's shares in the event of (1) consummation of a plan of merger, if shareholder approval is required and the shareholder is entitled to vote on the plan,

(2) consummation of a plan of share exchange by which the shareholder's shares will be acquired, if the shareholder is entitled to vote on the plan, (3) consummation of a sale or exchange of all, or substantially all, the property of the corporation other than in the usual course of business, if the shareholder is entitled to vote on the sale or exchange, (4) approval of a "control share acquisition" under Indiana law (discussed below under "Anti-takeover Provisions"), and (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, by-laws or a resolution of the board of directors provides that voting or non-voting shareholders are entitled to dissent and obtain payment for their shares.

     The dissenters' rights provisions described above do not apply, however, to the holders of shares of any class or series with respect to any transaction described above if the shares of that class or series were registered on a United States securities exchange registered under the Exchange Act or traded on the Nasdaq National Market As of the date of this Proxy Statement-Prospectus, shares of Old National common stock are traded on the Nasdaq National Market System and, therefore, Old National shareholders presently are not entitled to assert dissenters' rights under Indiana law with respect to any of the transactions discussed above.

     Under the Delaware General Corporation Law, shareholders of a corporation who are voting on a merger or consolidation generally are entitled to dissent from the transaction and obtain payment of the fair value of their shares. This right does not apply if, however, (1) the shares are listed on a national securities exchange or the Nasdaq National Market System or are held by 2,000 or more holders of record and (2) except for cash in lieu of fractional share interests, are being exchanged for the shares of the surviving corporation of the merger or shares of any other corporation, which shares of such other corporation are listed on a national securities exchange or the Nasdaq National Market System or held of record by more than 2,000 holders. Because Permanent common stock is listed on the Nasdaq National Market System and holders of Permanent common stock will receive shares of Old National common stock in the company merger, which also is listed on the Nasdaq National Market System, holders of Permanent common stock will not be entitled to dissent from the company merger.

LIQUIDATION RIGHTS

     In the event of any liquidation or dissolution of Old National, the holders of shares of Old National common stock are entitled to receive pro rata with respect to the number of shares held by them any assets distributable to shareholders, subject to the payment of Old National's liabilities and any rights of creditors and holders of shares of Old National preferred stock then outstanding. Shareholders of Permanent have similar liquidation rights.

REDEMPTION AND ASSESSMENT

     Under Indiana law, shares of Old National common stock are not liable to further assessment. Old National may redeem or acquire shares of Old National common stock with funds legally available therefor, and shares so acquired constitute authorized but unissued shares. Old National may not redeem or acquire shares of Old National common stock if, after giving such redemption or acquisition effect, Old National would not be able to pay its debts as they become due in the usual course of business, or Old National's total assets would be less than the sum of its total liabilities plus, unless Old National's Articles of Incorporation permitted otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those whose stock is being redeemed or acquired if Old National were to be dissolved at the time of the redemption or acquisition.

     Under Delaware law, shares of Permanent common stock are not liable to further assessment. Permanent may acquire shares of Permanent common stock with funds legally available for that purpose.

     In addition, as a bank holding company, Old National must give prior notice to the Federal Reserve if the consideration to be paid by Old National for any redemption or acquisition of its shares, when aggregated with the consideration paid for all redemptions or acquisitions for the preceding 12 months, equals or exceeds 10% of its consolidated net worth.

ANTI-TAKEOVER PROVISIONS

     The anti-takeover measures applicable to Old National and Permanent described below may have the effect of discouraging or rendering it more difficult for a person or other entity to acquire control of Old National or Permanent. These measures may have the effect of discouraging certain tender offers for shares of Old National or Permanent common stock which might otherwise be made at premium prices or certain other acquisition transactions which might be viewed favorably by a significant number of shareholders.

     Old National-Indiana Business Corporation Law. Under the business combinations provision of the Indiana Business Corporation Law, any 10% shareholder of an Indiana corporation with a class of voting shares registered under Section 12 of the Exchange Act, such as Old National, or which has specifically adopted this provision in the corporation's articles of incorporation, is prohibited for a period of five years from completing a business combination (generally a merger, significant asset sale or disposition or significant issuance of additional shares) with the corporation unless, prior to the acquisition of such 10% interest, the board of directors of the corporation approved either the acquisition of such interest or the proposed business combination. If such board approval is not obtained, then five years after a 10% shareholder has become such, a business combination with the 10% shareholder is permitted if all provisions of the articles of incorporation of the corporation are complied with and either a majority of disinterested shareholders approve the transaction or all shareholders receive a price per share determined in accordance with the fair price criteria of the business combinations provision of the Indiana Business Corporation Law.

     An Indiana corporation may elect to remove itself from the protection provided by the Indiana business combinations provision through an amendment to its articles of incorporation approved by a majority of the outstanding shares not held by the 10% shareholder; however, such an election remains ineffective for 18 months after the amendment and does not apply to a combination with a shareholder who acquired a 10% ownership position prior to the effective time of the election. Old National is subject to the business combinations provision of Indiana law, but such provision does not apply to the merger between Old National and Permanent. The constitutional validity of the business combinations provision of the Indiana Business Corporation Law has in the past been challenged and has been upheld by the United States Supreme Court.

     In addition to the business combinations provision, the Indiana Business Corporation Law also contains a "control share acquisition" provision which, although different in structure from the business combinations provision, may have a similar effect of discouraging or making more difficult a hostile takeover of an Indiana corporation. This provision also may have the effect of discouraging premium bids for outstanding shares. Under the control share acquisition provision, unless otherwise provided in the corporation's articles of incorporation or by-laws, if a shareholder acquires shares of the corporation's voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. If such approval is not obtained, the shares held by the acquiror will be redeemed by the corporation at the fair value of the shares as determined by the control share acquisition provision.

     The control share acquisition provision does not apply to a plan of affiliation and merger or share exchange, if the corporation complies with the applicable merger provisions and is a party to the plan of merger or plan of share exchange. Old National is subject to the control share acquisition provision, but such provision does not apply to Old National's acquisition of Permanent Bancorp pursuant to the merger agreement.

     Permanent-Delaware General Corporation Law. The Delaware General Corporation Law contains a business combination provision which provides that a corporation may not engage in any business combination with an interested shareholder (one who owns 15% or more of the outstanding voting stock of the corporation) for a period of three years after the person became an interested shareholder unless (1) prior to the time the person became an interested shareholder, the board of directors approved either the business combination or the transaction pursuant to which the person became an interested shareholder, (2) upon consummation of the transaction which resulted in the person becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares outstanding at the time the transaction commenced (excluding shares owned by management and employee benefit plans) or (3) the business combination is approved at or after the time the person became an interested shareholder by the board of directors and by 66 2/3% of the outstanding voting stock not owned by the interested shareholder. A corporation may opt-out of the statute through a provision in its original certificate of incorporation or an amendment to its certificate of incorporation. Permanent has not opted-out of the Delaware business combination statute; however, because Permanent's Board of Directors has approved the company merger, the statute will not apply to the company merger.

     Unlike the Indiana Business Corporation Law, the Delaware General Corporation Law does not contain a control share acquisition statute.

     Old National's Articles of Incorporation. In addition to the protections provided by the Indiana Business Corporation Law, Old National's Articles of Incorporation require the affirmative vote of the holders of at least 80% of the issued and outstanding shares of capital stock for any business combination which is not recommended by the vote of two-thirds or more of the members of the Board of Directors of Old National. For purposes of Old National's Articles of Incorporation, "business combination" is defined to include: (1) a merger or consolidation of Old National with or into any other corporation, (2) any sale, lease, exchange or other disposition of any material part of the assets of Old National, or (3) any liquidation or dissolution of Old National or any material subsidiary of Old National. Further, this provision cannot be altered, amended or repealed without the affirmative vote of the holders of at least 80% of the issued and outstanding shares of Old National common stock entitled to vote thereon.

     Old National's Articles of Incorporation also include provisions requiring
(1) the Board of Directors to consider non-financial factors in the evaluation of business combinations and tender or exchange offers, such as the social and economic effects on employees, customers, creditors and the communities in which Old National operates, and (2) any person acquiring 15% of the then issued and outstanding stock of Old National to pay equal consideration in connection with the acquisition of any further shares. These provisions require an 80% affirmative vote of the issued and outstanding shares of Old National common stock entitled to vote thereon in order to be amended or repealed.

     Old National Series A Preferred Stock and Shareholder Rights Plan. The shares of Old National Series A preferred stock are non-redeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to all other series of preferred stock of Old National. The terms of the Series A preferred stock are intended to make the value of one one-hundredth of a share of Series A preferred stock equivalent to one share of Old National common stock. Each share of Old National Series A preferred stock will be entitled to receive, when, as and if declared, a quarterly dividend in an amount equal to the greater of $1.00 per share or 100 times the quarterly cash dividend declared on Old National common stock. In addition, the Old National Series A preferred stock is entitled to 100 times any non-cash dividends (other than dividends payable in equity securities) declared on the Old National common stock, in like kind. In the event of liquidation, the holders of Old National Series A preferred stock will be entitled to receive a liquidation payment in an amount equal to the greater of $100.00 per share or 100 times the liquidation payment made per share of Old National common stock. Each share of Old National Series A preferred stock will have 100 votes, subject to adjustment, voting together with the Old National common stock and not as a separate class unless otherwise required by law or Old National's Articles of Incorporation. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Old National Series A preferred stock will be entitled to receive 100 times the amount received per share of Old National common stock. The rights of the Old National Series A preferred stock as to dividends, voting rights and liquidation are protected by anti-dilution provisions. No shares of the Old National Series A preferred stock will be issued unless and until the rights to purchase such shares under Old National's shareholder rights plan become exercisable.

     On January 25, 1990, the Board of Directors of Old National adopted the Old National shareholder rights plan and declared a dividend of one right for each issued and outstanding share of Old National common stock as of March 1, 1990 and each share of Old National common stock issued after that date (including Old National shares issued to holders of Permanent common stock pursuant to the merger agreement). See "-- Authorized But Unissued Shares-Old National." Each right entitles its holder to purchase from Old National one one-hundredth of a share of Old National Series A preferred stock at an initial purchase price of $60.00, subject to adjustment. The rights become exercisable on the tenth day following a public announcement that a person has acquired or intends to acquire beneficial ownership of 20% or more of Old National's common stock. If an acquiring person becomes the beneficial owner of 20% or more of Old National's outstanding common shares, the rights will "flip-in," entitling their holders (other than the acquiring person) to purchase two shares of Old National common stock for the price of one share at the then market price (i.e., at a 50% discount to market value). If Old National is acquired and is not the surviving corporation, or survives a merger but has all or part of its common stock exchanged, the rights will "flip-over," entitling their holders to acquire shares of the acquiring company with a value of two times the then exercise price of the rights for each right held.

     Old National's Board of Directors recently approved an amendment to the shareholder rights plan extending the expiration date of the rights from March 1, 2000 to March 1, 2010. The shareholder rights plan may have the effect of discouraging an unsolicited offer to acquire control of Old National, because of the substantial dilution to the offeror's Old National's shares that would likely occur if the rights flipped-in.

     The terms and conditions of the rights are contained in a Rights Agreement, dated March 1, 1990 and amended as of March 1, 2000, between Old National and Old National Bank in Evansville, as Rights Agent. The above description of Old National's shareholder rights plan does not purport to be complete. For additional information, see the Rights Agreement, which is specifically incorporated herein by reference. See "Where You Can Find More Information." Holders of Permanent common stock will receive one Old National right for each share of Old National common stock that they receive pursuant to the merger agreement. Permanent does not have a shareholder rights plan.

     Permanent's Certificate of Incorporation. In addition to the protections provided by the Delaware General Corporation Law, Permanent's Certificate of Incorporation provides that certain business combinations involving any 10% shareholder must be approved by the holders of at least 80% of the voting power of the then-outstanding shares of Permanent stock entitled to vote in the election of directors, unless (1) the business combination has been approved in advance by a majority of the disinterested directors, or (2) certain fair price conditions are met. If the requisite approval of the disinterested directors is given, or the fair price conditions are met, the normal voting requirements of Delaware law and Permanent's Certificate of Incorporation would apply to the transaction (i.e., a majority of the outstanding shares of Permanent common stock).

     Permanent's Certificate of Incorporation provides that any person who beneficially owns in excess of 10% of the outstanding shares of Permanent common stock may not vote the shares in excess of 10%. Old National's Articles of Incorporation contain no such limitation; however, under Indiana law, certain shareholders of Old National may have their voting rights limited upon crossing the ownership thresholds specified in the Indiana control share acquisition statute. See "-- Old National's Articles of Incorporation."

     Permanent's Certificate of Incorporation contains an "anti-greenmail" provision, which generally prohibits Permanent from purchasing any of its shares from any person who owns 5% or more of Permanent's voting stock without approval by 80% of the shareholders (excluding the seller). No shareholder vote is required if the purchase is (1) part of a tender or exchange offer made to all shareholders, (2) pursuant to an open market repurchase program approved by a majority of the disinterested directors or (3) made at no more than market price. Neither the Indiana Business Corporation Law nor Old National's Articles of Incorporation contain an "anti-greenmail" provision.

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

DIRECTOR LIABILITY

     Under Indiana law, a director of Old National will not be liable to shareholders for any action taken as a director, or any failure to take any action, unless (1) the director has breached or failed to perform his duties as a director in good faith with the care an ordinarily prudent person in a like position would exercise under similar circumstances and in a manner the director reasonably believes to be in the best interests of the corporation and (2) such breach or failure to perform constitutes willful misconduct or recklessness.

     Pursuant to Permanent's Certificate of Incorporation, a director of Permanent cannot be personally liable to Permanent or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to Permanent or its shareholders; (2) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (3) for unlawful dividends or other distributions; or (4) for any transaction from which the director derived an improper personal benefit.

DIRECTOR NOMINATIONS

     Old National's By-Laws require that all nominations for election as directors of Old National shall be made by the Board of Directors of Old National in accordance with the By-Laws. Under the By-Laws, the Nominating Committee of the Board of Directors of Old National is required to submit to the entire Board of Directors its recommendation of nominees for election as directors of Old National prior to each annual or special meeting of shareholders at which directors will be elected.

     The Nominating Committee is comprised of five (5) directors of Old National, none of whom is an officer or employee of Old National. The Nominating Committee maintains the responsibility to recruit potential director candidates, recommend changes to the entire Board of Directors concerning the size, composition and responsibilities of the Board of Directors, review proxy documents received from shareholders relating to the Board of Directors and review suggestions of shareholders regarding nominees for election as directors. All such suggestions of shareholders with respect to director nominations must be submitted in writing to the Nominating Committee not less than 120 days prior to the date of the annual or special meeting of shareholders at which directors will be elected.

     Permanent's By-Laws provide that nominations for election as directors may be made only (1) by the Board of Directors or (2) by any shareholder entitled to vote at the meeting who complies with the notice requirements specified in Permanent's By-Laws. A shareholder's nomination notice must be received by Permanent at least 90 days before the date of the meeting. If, however, less than 100 days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, the nomination notice must be received by Permanent not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or such prior public disclosure of the date of the meeting was made.

                                 LEGAL OPINIONS

     The validity of the shares of Old National common stock to be issued in the company merger will be passed upon by Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204. Certain tax consequences of the mergers will be passed upon for Old National by Krieg DeVault Alexander & Capehart, LLP. Certain other legal matters in connection with the mergers will be passed upon for Old National by Krieg DeVault Alexander & Capehart, LLP and for Permanent Bancorp by Silver, Freedman & Taff, L.L.P, 1100 New York Avenue, N.W., Washington, D.C. 20005.

                                    EXPERTS

     The consolidated financial statements of Old National and affiliates incorporated into this document have been audited by PricewaterhouseCoopers, LLP, independent public accountants, as of and for the year ended December 31, 1999 and Arthur Andersen, LLP, independent public accountants, as of and for the years in the period ended December 31, 1998 and to the extent and for the years indicated in their reports thereon, and have been so incorporated into this document in reliance upon the reports of PricewaterhouseCoopers and Arthur Andersen and upon the authority of such firms as experts in auditing and accounting.

     The consolidated financial statements of Permanent Bancorp incorporated into this document have been audited by Deloitte & Touche, LLP, independent auditors, to the extent and for the years indicated in their report thereon. Such consolidated financial statements have been so incorporated into this document in reliance upon the report of Deloitte & Touche and upon the authority of such firm as experts in auditing and accounting.

     The consolidated financial statements of Old National and affiliates incorporated into this document contain financial statements of ANB Corporation and Heritage Financial Services, Inc. which have been audited by Olive, LLP, independent auditors, and Heathcott & Mullaly, P.C., independent auditors, respectively, to the extent and for the years indicated in their report thereon.

     Representatives of PricewaterhouseCoopers, Deloitte & Touche and Arthur Andersen are not expected to be at the special meeting.

                                 OTHER MATTERS

     The special meeting is called for the purposes set forth in the Notice attached to this Proxy Statement. The Board of Directors of Permanent Bancorp knows of no other matters for action by shareholders at the special meeting other than the matters described in the Notice. However, the enclosed proxy will confer discretionary authority to the persons named therein with respect to any such matters, none of which are known to the Board of Directors of Permanent Bancorp as of the date hereof, which may properly come before the Special Meeting. It is the intention of the persons named in the proxy to vote pursuant to the proxy with respect to such matters in accordance with the best judgment of the person named in the proxy.

                             SHAREHOLDER PROPOSALS

     Permanent Bancorp does not plan to hold a 2000 annual meeting of shareholders because Permanent Bancorp will cease to exist upon completion of the company merger. If Permanent Bancorp does hold a 2000 annual meeting of shareholders, no shareholder proposals will be accepted for inclusion in Permanent Bancorp's proxy materials for that meeting because the deadline for inclusion has passed.

     To be considered for presentation at Permanent Bancorp's 2000 annual meeting (if held), but not for inclusion in Permanent Bancorp's proxy materials for that meeting, shareholder proposals must be received by Permanent Bancorp at least 90 days prior to the date of that meeting. If, however, Permanent Bancorp gives less than 100 days' notice or prior public disclosure of the meeting date, the deadline will be close of business on the tenth day after the day on which notice of the date of the meeting is mailed or public disclosure of the date of the meeting is first made. If a shareholder proposal that is received by Permanent Bancorp after the applicable deadline for presentation at its 2000 annual meeting is raised at that meeting, the holders of the proxies for that meeting will have the discretion to vote on the proposal in accordance with their best judgment and discretion, without any discussion of the proposal in Permanent Bancorp's proxy statement for the meeting.

                           FORWARD-LOOKING STATEMENTS

     This document (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of each of Old National and Permanent Bancorp, as well as certain information relating to the mergers, including, without limitation statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following factors: (a) expected cost savings from the mergers and Old National's other recent acquisitions may not be fully realized or realized within the expected time frame; (b) revenues following the mergers and Old National's other recent acquisitions may be lower than expected, or deposit attrition, operating costs or customer loss and business disruption following the mergers and Old National's other recent acquisitions may be greater than expected; (c) competitive pressures among depository and other financial institutions may increase significantly; (d) changes in the interest rate environment may reduce margins; (e) general economic or business conditions, either nationally or in the states in which Old National or Permanent is doing business, may be less favorable than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit; (f) legislative or regulatory changes may adversely affect the businesses in which Old National and Permanent are engaged; (g) technological changes may be more difficult or expensive than anticipated; and
(h) changes may occur in the securities markets.

                      WHERE YOU CAN FIND MORE INFORMATION

     Old National and Permanent Bancorp are subject to the reporting requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be inspected and copied at prescribed rates at the following locations of the SEC:

          Public Reference Room                     Midwest Regional Office
         450 Fifth Street, N.W.                     500 West Madison Street
                Room 1024                                 Suite 1400
         Washington, D.C. 20549                     Chicago, IL 60661-2511

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding Old National and Permanent Bancorp, and the address of that site is http://www.sec.gov. You may obtain information about Old National on its Internet site. The address of the site is http://www.oldnational.com. Old National and Permanent Bancorp common stock is quoted on the Nasdaq National Market System and reports, proxy statements and other information concerning Old National and Permanent Bancorp are available for inspection and copying at prescribed rates at the office of the National Association of Securities Dealers, Inc., 1735 K Street, Washington, D.C. 20006.

     Old National has filed with the SEC a Registration Statement on Form S-4 under the Securities Act with respect to the shares of Old National common stock to be issued in connection with its merger with Permanent Bancorp. This Proxy Statement -- Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement, including the exhibits filed as a part thereof or incorporated therein by reference, which can be inspected and copied at prescribed rates at the public reference facilities maintained by the SEC at the addresses set forth above or retrieved from the SEC's website at the address set forth above.

     The SEC allows Old National and Permanent Bancorp to "incorporate by reference" information into this document. This means that the companies can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document. This document incorporates by reference the documents listed below that Old National and Permanent Bancorp have previously filed with the SEC. They contain important information about the companies and their financial condition.

     The following documents previously filed by Old National (SEC File No. 0-10888) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

     - Old National's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the portions of Old National's proxy statement relating to its annual meeting of shareholders to be held on April 20, 2000 that have been incorporated by reference into the Form 10-K.

     - The description of Old National's common stock contained in Old National's Current Reports on Form 8-K, dated January 6, 1983 and March 1, 2000, and the description of Old National's Preferred Stock Purchase Rights contained in Old National's Form 8-A, dated March 1, 1990, as amended on March 1, 2000, including the Rights Agreement, dated March 1, 1990, between Old National and Old National Bank in Evansville, as Trustee.

     - The Current Report on Form 8-K filed on April 19, 2000.

     The following documents previously filed by Permanent Bancorp (SEC File No. 0-23370) with the SEC pursuant to the Exchange Act are incorporated herein by reference:

     - Permanent Bancorp's Quarterly Reports on Form 10-Q for the quarters ended June 30, 1999, September 30, 1999 and December 31, 1999.

     - Permanent Bancorp's Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 1999, and the portions of Permanent Bancorp's proxy statement relating to its annual meeting of shareholders held on July 27, 1999 that have been incorporated by reference into the Form 10-K, as amended.

     - The Current Report on Form 8-K filed on July 23, 1999.

     - The Current Report on Form 8-K filed on December 20, 1999.

     - The Current Report on Form 8-K filed on December 28, 1999.

     - The Current Report on Form 8-K filed on February 2, 2000.

     Old National and Permanent Bancorp incorporate by reference additional documents that either company may file with the SEC between the date of this document and the dates of the Permanent Bancorp special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this document.

     Old National has supplied all information contained or incorporated by reference in this Old National Proxy Statement-Prospectus relating to Old National, as well as all pro forma financial information, and Permanent Bancorp has supplied all relevant information relating to Permanent Bancorp.

     You can obtain any of the documents incorporated by reference in this document through Old National or Permanent Bancorp, as the case may be, or from the SEC through the SEC's Internet world wide web site at the address listed above. Documents incorporated by reference are available from the companies without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

          Old National Bancorp                      Permanent Bancorp, Inc.
             420 Main Street                          101 SE Third Street
              P. O. Box 718                        Evansville, Indiana 47708
        Evansville, Indiana 47705                Attn: Chief Financial Officer
   Attn: Jeffrey L. Knight, Corporate                   (812) 437-2265
      Secretary and General Counsel
             (812) 464-1363

If you would like to request documents, please do so by             , 2000 to
receive them before the special meeting. If you request any incorporated documents from us, we will mail them to you by first class mail, or another equally prompt means, promptly after we receive your request.

     Old National and Permanent Bancorp have not authorized anyone to give any information or make any representation about the mergers or our companies that is different from, or in addition to, that contained in this document or any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

                               LIST OF APPENDICES

Agreement of Affiliation and Merger, dated December 20,
  1999, by and among Old National Bancorp, Permanent
  Bancorp, Inc., Merger Corporation I, Old National Bank and
  Permanent Bank............................................  Appendix A
Fairness Opinion of Capital Resources Group, Inc............  Appendix B

                                                                      APPENDIX A

                      AGREEMENT OF AFFILIATION AND MERGER

     THIS AGREEMENT OF AFFILIATION AND MERGER ("Agreement") is made and entered into effective as of the 20th day of December, 1999, by and among OLD NATIONAL BANCORP ("ONB"), PERMANENT BANCORP, INC. ("Permanent"), MERGER CORPORATION I ("Merger Corporation"), OLD NATIONAL BANK, and PERMANENT BANK (the "Bank").

                                  WITNESSETH:

     WHEREAS, ONB is an Indiana corporation registered as a bank holding company under the federal Bank Holding Company Act of 1956, as amended ("BHC Act"), with its principal office located in Evansville, Vanderburgh County, Indiana; and

     WHEREAS, Old National Bank, a wholly-owned subsidiary of ONB, is a national banking association with its principal office in Lawrenceville, Illinois; and

     WHEREAS, Permanent is a Delaware corporation registered as an unitary savings and loan holding company under the Savings and Loan Holding Company Act, as amended, with its principal office located in Evansville, Vanderburgh County, Indiana; and

     WHEREAS, Permanent is the sole owner, directly or indirectly, of all of the outstanding capital stock of (i) the Bank, a federal savings bank, located in Evansville, Vanderburgh County, Indiana, (ii) Perma Service Corp. ("Perma Service"), a service corporation, (iii) Permanent Insurance Agency, Inc. ("Permanent Insurance"), an insurance agency and (iv) Permavest, Inc. ("Permavest") (collectively, the "Subsidiaries"); and

     WHEREAS, ONB and Permanent seek to affiliate through a corporate reorganization whereby the Bank will first merge into Old National Bank, and Permanent will merge immediately thereafter into Merger Corporation, an Indiana corporation and wholly-owned subsidiary of ONB, and the Bank will thereby become a wholly-owned subsidiary of ONB; and

     WHEREAS, ONB, Permanent, Merger Corporation, Old National Bank and the Bank intend for the mergers to qualify as reorganizations within the meaning of
Section 368(a)(2)(D) and related sections of the Internal Revenue Code of 1986, as amended ("Code"), and agree to cooperate and to take such actions as may be reasonably necessary to assure such result; and

     WHEREAS, the Board of Directors of each of the parties hereto has determined that it is in the best interests of its respective corporations or entities to consummate the strategic business combination provided for herein and has approved this Agreement, authorized its execution and designated this Agreement a plan of reorganization and a plan of mergers.

     NOW, THEREFORE, in consideration of the foregoing premises, the representations, warranties, covenants and agreements herein contained and other good and valuable consideration, the sufficiency of which is hereby acknowledged, ONB, Permanent, Merger Corporation, Old National Bank and the Bank hereby make this Agreement and prescribe the terms and conditions of the affiliation of ONB and

Permanent and Old National Bank and the Bank and the mode of carrying such mergers into effect as follows:

                                   SECTION 1

                                  THE MERGERS

     1.01. The Bank Merger.

     (a) General Description. Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined in Section 10 hereof), immediately prior to the Company Merger (as hereinafter defined), the Bank shall be merged with and under the Articles of Association of Old National Bank ("Bank Merger"). The Bank Merger is subject to the Company Merger occurring immediately after the Bank Merger, and if the Company Merger will not close immediately thereafter, the Bank Merger shall not occur. Old National Bank shall survive the Bank Merger ("Surviving Bank") and shall continue its corporate existence under the federal banking laws pursuant to the provisions of and with the effect provided in the National Bank Act, as amended.

     (b) Name, Offices and Management. The name of the Surviving Bank shall be "Old National Bank." Its principal office shall be located at 420 Main Street, Evansville, Indiana 47708. The Board of Directors of the Surviving Bank, until such time as their successors have been elected and have qualified, shall consist of the Board of Directors of Old National Bank serving at the Effective Time (as hereinafter defined). At the Effective Time, Donald P. Weinzapfel and Jack H. Kinkel shall become directors of the Old National Bank Evansville Community Bank Board, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. The officers of Old National Bank serving at the Effective Time shall continue to serve as the officers of the Surviving Bank, until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office. As of and following the Effective Time, the main bank office and all branch offices of the Bank shall become branch offices of Old National Bank.

     (c) Capital Structure. At the Effective Time, the capital of the Surviving Bank shall be not less than the capital of Old National Bank immediately prior to the Effective Time. At the Effective Time, all outstanding shares of common stock of the Bank shall be canceled.

     (d) Articles of Association and By-Laws. The Articles of Association and By-Laws of Old National Bank in existence at the Effective Time shall remain the Articles of Association and By-Laws of the Surviving Bank, until such Articles of Association and By-Laws shall be further amended as provided by applicable law.

     (e) Effect of Bank Merger. The effect of the Bank Merger upon consummation thereof shall be as set forth under the National Bank Act, as amended.

     1.02. The Company Merger.

     (a) General Description. Upon the terms and subject to the conditions of this Agreement, immediately following the Bank Merger, Permanent shall be merged with and under the Articles of Incorporation of Merger Corporation ("Company Merger") (the Bank Merger and the Company Merger are hereinafter collectively referred to as the "Mergers"). Merger Corporation shall survive the Company Merger ("Surviving Corporation") and shall continue its corporate existence under the laws of the State of Indiana pursuant to the provisions of and with the effect provided in the Indiana Business Corporation Law, as amended.

     (b) Name, Offices and Management. The name of the Surviving Corporation shall be "Merger Corporation I". Its principal office shall be located at 420 Main Street, Evansville, Indiana 47708. The Board of Directors of the Surviving Corporation, until such time as their successors have been elected and have qualified or until their earlier resignation, death or removal from office, shall consist of the Board of Directors of Merger Corporation serving at the Effective Time. The officers of Merger Corporation serving at the Effective Time shall be the officers of the Surviving Corporation until such time as their successors shall have been duly elected and have qualified or until their earlier resignation, death or removal from office.

     (c) Capital Structure. At the Effective Time, the capital of the Surviving Corporation shall be not less than the capital of Merger Corporation immediately prior to the Effective Time.

     (d) Articles of Incorporation and By-Laws. The Articles of Incorporation and By-Laws of Merger Corporation in existence at the Effective Time shall remain the Articles of Incorporation and By-Laws of the Surviving Corporation following the Effective Time, until such Articles of Incorporation and By-Laws shall be further amended as provided by applicable law.

     (e) Effect of Company Merger. The effect of the Company Merger upon consummation thereof shall be as set forth in Indiana Code Section 23-1-40-6, as amended.

     1.03. Tax Free Reorganization. ONB, Permanent, Merger Corporation, Old National Bank and the Bank intend for the Mergers to qualify as a reorganization within the meaning of Section 368(a) and related sections of the Code, and agree to cooperate and to take such actions as may be reasonably necessary to assure such result.

                                   SECTION 2

                     MANNER AND BASIS OF EXCHANGE OF STOCK

     2.01. Exchange Ratio. (a) Upon and by virtue of the Company Merger becoming effective at the Effective Time, each issued and outstanding share of Permanent Common Stock (as defined in Section 4.03 hereof) shall be converted into the right to receive such number of shares of ONB common stock as provided by
Section 2.01(b), 2.01(c) or 2.01(d) hereof (the "Exchange Ratio"), subject to
Section 9.01(c)(v) hereof.

     (b) Subject to Section 2.01(c), the Exchange Ratio shall equal (calculated to the nearest one-ten thousandth): (i) the quotient arrived at by dividing (A) the quotient arrived at by dividing (X) the sum of $92,000,000 plus the aggregate exercise price for Permanent Common Stock otherwise purchasable pursuant to all Stock Options of holders exercising their right to exchange their Stock Options for cash or shares of ONB common stock pursuant to Section 7.04(a) hereof (such aggregate exercise price hereinafter referred to as "Aggregate Strike Price") by (Y) the Total Outstanding Shares (as defined in
Section 4.03(a) by (B) the Average Price Per Share of ONB common stock, if the Average Price Per Share of ONB common stock is greater than or equal to $28.00 but less than or equal to $36.00; (ii) the quotient arrived at by dividing (A) the quotient arrived at by dividing (X) the sum of $92,000,000 plus the Aggregate Strike Price by (Y) $28.00 by (B) the Total Outstanding Shares, if the Average Price Per Share of ONB common stock is less than $28.00; or (iii) the quotient arrived at by dividing (A) the quotient arrived at by dividing (X) the sum of $92,000,000 plus the Aggregate Strike Price by (Y) $36.00 by (B) the Total Outstanding Shares, if the Average Price Per Share of ONB common stock is greater than $36.00.

     (c) Subject to Section 2.01(d), if the Average Price Per Share of ONB common stock is greater than $38.00, then ONB may request in writing to Permanent a renegotiation of the Exchange Ratio. ONB and Permanent shall then attempt in good faith to renegotiate the Exchange Ratio to their mutual satisfaction. In the event ONB and Permanent are unable to renegotiate the Exchange Ratio by the earlier of (A) ten (10) days of the date of such written notice or (B) September 30, 2000, either ONB or Permanent may terminate this Agreement in accordance with Section 10 hereof.

     (d) Notwithstanding anything herein to the contrary, if between the date of this Agreement and the Effective Time, ONB enters into an agreement with another corporation, partnership, person or other entity pursuant to which current shareholders of ONB common stock will exchange their ONB common stock for stock of another entity, and the Average Price Per Share of ONB common stock is greater than $38.00, the Exchange Ratio (calculated to the nearest one ten-thousandth) shall equal the quotient arrived at by dividing (A) the quotient arrived at by dividing (X) the sum of $92,000,000 plus the Aggregate Strike Price by (Y) $36.00 by (B) the Total Outstanding Shares.

     2.02. No Fractional Shares. Certificates for fractional shares of ONB common stock shall not be issued for fractional interests resulting from application of the Exchange Ratio. Each stockholder of Permanent who would otherwise have been entitled to a fraction of a share of ONB common stock shall be paid in cash following the Effective Time an amount equal to such fraction multiplied by the average of the per share closing price of ONB common stock as reported on the Nasdaq National Market System for the final ten (10) business days on which shares of ONB common stock were traded immediately preceding the Effective Time ("Average Price Per Share").

     2.03. Recapitalization. If, between the date of this Agreement and the Effective Time, the record date occurs for the distribution or issuance by ONB of a stock dividend with respect to its shares of common stock, or a combination, subdivision, reclassification or split of ONB's issued and outstanding shares of common stock (a "Recapitalization"), such that the number of issued and outstanding shares of ONB common stock is increased or decreased, then all references to the Average Price Per Share of ONB common stock in Sections 2.01 and 9.01(c)(v) hereof shall also be adjusted to give effect to the Recapitalization. All references to the Average Price Per Share of ONB common stock shall be adjusted by multiplying each Average Price Per Share of ONB common stock by a fraction, the numerator of which shall be equal to the number of shares of ONB common stock outstanding immediately prior to the Recapitalization and the denominator of which shall be equal to the number of shares of ONB common stock outstanding immediately after the Recapitalization.

     2.04. Distribution of ONB Common Stock and Cash. (a) Immediately following the Effective Time, ONB shall mail to each Permanent stockholder a letter of transmittal providing instructions as to the transmittal to ONB of certificates representing shares of Permanent Common Stock and the issuance of shares of ONB common stock in exchange therefor pursuant to the terms of this Agreement.

     (b) Following the Effective Time, distribution of stock certificates representing shares of ONB common stock and any cash payment, without interest, for fractional shares, if any, shall be made by ONB to each former stockholder of Permanent as soon as practical following delivery to ONB of the stockholder's certificate(s) representing its shares of Permanent Common Stock accompanied by a properly completed and executed letter of transmittal, all in form and substance reasonably satisfactory to ONB.

     (c) As of the Effective Time, stock certificates representing shares of Permanent Common Stock shall be deemed to evidence ownership of ONB common stock for all corporate purposes other than the payment of dividends or other distributions. No dividends or other distributions otherwise payable subsequent to the Effective Time on shares of ONB common stock shall be paid to any Permanent stockholder entitled to receive the same until such stockholder has surrendered to ONB his or her certificate or certificates representing Permanent Common Stock in exchange for a certificate or certificates representing ONB common stock. Upon surrender of the certificates representing shares of Permanent Common Stock, there shall be paid in cash to the record holder of the new certificate or certificates evidencing shares of ONB common stock the amount of all dividends and other distributions, without interest thereon, withheld with respect to such shares of ONB common stock.

     (d) ONB shall be entitled to rely upon the stock transfer books of Permanent to establish the persons entitled to receive shares of ONB common stock pursuant to this Agreement, which books shall be conclusive with respect to the ownership of shares of Permanent Common Stock.

     (e) With respect to any certificate for shares of Permanent Common Stock which has been lost, stolen or destroyed, ONB shall be authorized to issue common stock (and to pay cash as to fractional shares) to the registered owner of such certificate upon receipt by ONB of an agreement to indemnify ONB against loss from such lost, stolen or destroyed certificate and an affidavit of lost, stolen or destroyed stock certificate, both in form and substance reasonably satisfactory to ONB, and upon compliance by the

Permanent stockholder with all other reasonable requirements of ONB in connection with lost, stolen or destroyed stock certificates.

                                   SECTION 3

                            DISSENTING STOCKHOLDERS

     Stockholders of Permanent are not entitled to any dissenters' rights under
Section 262 of the Delaware General Corporation Law, as amended, since Permanent Common Stock is quoted and traded on Nasdaq. Permanent shall take no action which would result in the loss of such listing prior to the Effective Time.

                                   SECTION 4

                  REPRESENTATIONS AND WARRANTIES OF PERMANENT

     On or prior to the date hereof, Permanent has delivered to ONB a schedule (the "Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Section 4 or to one or more of its covenants contained in Section 6; provided, that the mere inclusion of an item in the Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Permanent that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined below).

     For the purpose of this Agreement, and in relation to Permanent and the Subsidiaries, a "Material Adverse Effect" means any effect that (i) is material and adverse to the financial position, results of operations or business of Permanent and the Subsidiaries taken as a whole, or (ii) would materially impair the ability of Permanent to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Mergers and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of ONB and (e) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

     No representation or warranty of Permanent contained in this Section 4, except Section 4.03, shall be deemed untrue, incomplete or incorrect, and Permanent shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 4, has had or is reasonably likely to have a Material Adverse Effect on Permanent.

     Permanent and the Bank accordingly hereby represent and warrant to ONB as follows:

     4.01. Organization and Authority. (a) Permanent is a corporation duly organized and validly existing under the laws of the State of Delaware. Permanent has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. Permanent has a class of stock registered pursuant to Section 12, and is subject to the reporting requirements, of the Securities Exchange Act of 1934, as amended ("1934 Act"). Except as set forth in the Disclosure Schedule, Permanent's only direct subsidiary is the Bank and Permanent has no other direct subsidiaries and owns no voting stock or equity securities of any corporation, partnership, association or other entity.

     (b) The Bank is a federal savings bank duly organized and validly existing under the federal banking laws of the United States of America. The Bank has no direct subsidiaries, except for Perma Service and Permavest. The Bank is subject to primary regulatory supervision and examination by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC"). The Bank has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

     (c) Perma Service is a service corporation duly organized and validly existing under the laws of the State of Indiana. Perma Service owns approximately 14.28% of Family Financial Life Insurance Company, which underwrites various types of life and disability insurance and annuity programs. Perma Service has one wholly-owned subsidiary, Permanent Insurance which offers, on an agency basis, casualty, life, accident, health, mortgage, disability and consumer credit insurance. Except for Family Financial Life Insurance Company and Permanent Insurance, Perma Service has no other subsidiaries. Perma Service is subject to primary regulatory supervision and examination by the Office of Thrift Supervision. Perma Service has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

     (d) Permanent Insurance is an insurance agency duly organized and validly existing under the laws of the State of Indiana. Permanent Insurance has no subsidiaries. Permanent Insurance has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

     (e) Permavest is a corporation duly organized and validly existing under the laws of the State of Delaware. Permavest owns 99.5% of Permavest, a Nevada partnership. The remaining .5% of Permavest is owned by Permanent. Except for Permavest, a Nevada partnership, Permavest owns no subsidiaries. Permavest is subject to primary regulatory supervision and examination by the OTS. Permavest, Inc. has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

     4.02. Authorization. (a) Each of Permanent and the Bank has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.02(e), (f) and (g) hereof. As of the date hereof, neither Permanent nor the Bank is not aware of any reason why the approvals set forth in
Section 8.02(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in
Section 8.02(e). This Agreement and its execution and delivery by Permanent and the Bank have been duly authorized and approved by the Board of Directors of Permanent and the Bank, respectively, and, assuming due execution and delivery by ONB and Old National Bank, constitutes a valid and binding obligation of Permanent and the Bank, subject to the fulfillment of the conditions precedent set forth in Section 8.02 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

     (b) Except as set forth in the Disclosure Schedule, neither the execution of this Agreement nor consummation of the Mergers contemplated hereby: (i) conflicts with or violates Permanent's Certificate of Incorporation or By-Laws or the Bank's Charter or By-Laws; (ii) conflicts with or violates any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Mergers are obtained) or any court or administrative judgment, order, injunction, writ or decree; (iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, lease, contract, agreement, arrangement, commitment or other instrument to which Permanent or any Subsidiary is a party or by which Permanent or any Subsidiary is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party

(other than ONB or Old National Bank) or any other adverse interest, upon any right, property or asset of Permanent or any Subsidiary; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which Permanent or any Subsidiary is bound or with respect to which Permanent or any Subsidiary is to perform any duties or obligations or receive any rights or benefits.

     (c) Other than in connection or in compliance with the provisions of the applicable federal and state banking, securities, and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for consummation of the Mergers by Permanent or the Bank.

     4.03. Capitalization. (a) The authorized capital stock of Permanent as of the date hereof consists, and at the Effective Time will consist, of 1,000,000 shares of preferred stock, $0.01 par value, none of which shares are issued or outstanding and 9,000,000 shares of common stock, $0.01 par value per share, of which 4,103,095 shares are issued and outstanding as of the date hereof, which number of shares of Permanent common stock is subject to increase to a total of 4,467,239 shares (such number referred to herein as the "Total Outstanding Shares") pursuant to the exercise of options (collectively, the "Stock Options") granted under the 1999 Omnibus Incentive Plan and the 1993 Stock Option and Incentive Plan (collectively, the "Stock Option Plans") to purchase an aggregate of 364,144 shares of common stock of Permanent (all of such shares of common stock are referred to herein as "Permanent Common Stock"). Such issued and outstanding shares of Permanent Common Stock have been duly and validly authorized by all necessary corporate action of Permanent, are validly issued, fully paid and nonassessable and have not been issued in violation of any pre-emptive rights of any present or former Permanent stockholder. Permanent has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(a) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Permanent Common Stock.

     (b) The authorized capital stock of the Bank as of the date hereof consists, and at the Effective Time will consist, of 1,000,000 shares of preferred stock, none of which shares are issued or outstanding and of 9,000,000 shares of common stock, $0.01 par value per share, 2,380,500 of which shares are issued and outstanding (such issued and outstanding shares are referred to herein as "Bank Common Stock"). Such issued and outstanding shares of Bank Common Stock have been duly and validly authorized by all necessary corporate action of the Bank, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Bank shareholder. The Bank Common Stock is, and at the Effective Time will be, the only class of capital stock of the Bank outstanding. Except as set forth in the Disclosure Schedule, all of the issued and outstanding shares of the Bank Common Stock are owned by Permanent free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. The Bank has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(b) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Bank Common Stock.

     (c) All of the issued and outstanding shares of Perma Service's common stock ("Perma Service Common Stock") have been duly and validly authorized by all necessary corporate action of Perma Service, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Perma Service shareholder. The Perma Service Common Stock is and at the Effective Time will be the only class of capital stock of Perma Service outstanding. All of the issued and outstanding shares of Perma Service Common Stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Perma Service has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(c) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Perma Service Common Stock.

     (d) All of the issued and outstanding shares of Permanent Insurance's common stock ("Permanent Insurance Common Stock") have been duly and validly authorized by all necessary corporate action of Permanent Insurance, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Permanent Insurance shareholder. The Permanent Insurance Common Stock is, and at the Effective Time will be, the only class of capital stock of Permanent Insurance outstanding. All of the issued and outstanding shares of Permanent Insurance Common Stock are owned by Perma Service free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Permanent Insurance has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(d) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Permanent Insurance Common Stock.

     (e) All of the issued and outstanding shares of Permavest's common stock ("Permavest Common Stock") have been duly and validly authorized by all necessary corporate action of Permavest, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former Permavest shareholder. The Permavest Common Stock is, and at the Effective Time will be, the only class of capital stock of Permavest outstanding. All of the issued and outstanding shares of Permavest Common Stock are owned by the Bank free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Permavest has no capital stock authorized, issued or outstanding other than as described in this Section 4.03(e) and has no intention or obligation to authorize or issue any other capital stock or any additional shares of Permavest Common Stock.

     (f) Except as set forth in the Disclosure Schedule and except for options granted under the Stock Option Plans, there are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of Permanent Common Stock, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of Permanent, by which Permanent is or may become bound. Permanent does not have any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of Permanent Common Stock.

     (g) There are no options, warrants, commitments, calls, puts, agreements, understandings, arrangements or subscription rights relating to any shares of common stock of the Subsidiaries, or any securities convertible into or representing the right to purchase or otherwise acquire any common stock or debt securities of a Subsidiary, by which a Subsidiary is or may become bound. None of the Subsidiaries has any outstanding contractual or other obligation to repurchase, redeem or otherwise acquire any of the issued and outstanding shares of its common stock.

     (h) Except as set forth in the Disclosure Schedule, Permanent has no knowledge of any person or entity which beneficially owns 5% or more of its outstanding shares of Permanent Common Stock.

     (i) Set forth in the Disclosure Schedule is a listing of each affiliate of Permanent as described in Section 6.05 hereof setting forth the number of shares of Permanent Common Stock beneficially owned (as defined in Rule 13d-3 under the 1934 Act) by each affiliate and the manner in which such shares are owned.

     4.04. Organizational Documents. The respective Certificate of Incorporation and By-Laws of Permanent and the Charter and By-Laws of the Bank, representing true, accurate and complete copies of such corporate documents in effect as of the date of this Agreement, have been delivered to ONB.

     4.05. Compliance with Law. (a) Neither Permanent nor any Subsidiary has engaged in any activity nor taken or omitted to take any action which has resulted in the violation of any local, state, federal or foreign law, statute, regulation, rule, ordinance, order, restriction or requirement, nor are they in violation of any order, injunction, judgment, writ or decree of any court or government agency or body. Permanent

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and each Subsidiary possess and hold all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption, and such licenses, franchises, permits, certificates and authorizations are transferable (to the extent required) to ONB or Old National Bank at the Effective Time without any restrictions or limitations thereon or the need to obtain any consents of government agencies or other third parties other than as set forth in this Agreement.

     (b) Except as set forth in the Disclosure Schedule, neither Permanent nor any Subsidiary or their property is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the OTS, the Federal Reserve Board and the FDIC) or the supervision or regulation of Permanent or any Subsidiary. There are no uncured violations, or violations with respect to which refunds or restitutions may be required, cited in any examination report of Permanent or any Subsidiary as a result of an examination by any regulatory agency or body, or set forth in any accountant's or auditor's report to Permanent or any Subsidiary.

     4.06. Accuracy of Statements Made and Materials Provided to ONB. No representation, warranty in this Section 4 or other statement made, or any information provided, by Permanent or any Subsidiary in this Agreement or the Disclosure Schedule (and any update thereto), and no written report, statement, list, certificate, materials or other information furnished or to be furnished by Permanent or any Subsidiary to ONB through and including the Effective Time in connection with this Agreement or the Mergers contemplated hereby (including, without limitation, any written information which has been or shall be supplied by Permanent and the Subsidiaries with respect to their financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Mergers), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Permanent's stockholders) any untrue statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

     4.07. Litigation and Pending Proceedings. (a) Except as set forth in the Disclosure Schedule and lawsuits involving collection of delinquent accounts, there are no claims, actions, suits, proceedings, mediations, arbitrations or investigations pending or to the best knowledge of Permanent after due inquiry, threatened in any court or before any government agency or authority, arbitration panel or otherwise (nor does Permanent have any knowledge of a basis for any claim, action, suit, proceeding, litigation, arbitration or investigation) against, by or affecting Permanent or any Subsidiary or which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

     (b) Except as set forth in the Disclosure Schedule, neither Permanent nor any Subsidiary is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of Permanent after due inquiry, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or
(iii) the subject of any pending or, to the best knowledge of Permanent after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its respective business, assets, capital, properties or operations.

     4.08. Financial Statements and Reports. Permanent has delivered to ONB copies of the following financial statements and reports of Permanent and the Subsidiaries, including the notes thereto (collectively, the "Permanent Financial Statements"):

     (a) Consolidated Balance Sheets and the related Consolidated Statements of Income and Consolidated Statements of Changes in Stockholders' Equity of Permanent as of and for the years ended March 31, 1997, 1998 and 1999, and as of and for the fiscal quarter ended September 30, 1999;

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

     (b) Consolidated Statements of Cash Flows of Permanent for the years ended March 31, 1997, 1998 and 1999, and for the fiscal quarter ended September 30, 1999;

     (c) Consolidated Statements of Changes in Financial Position of Permanent for the years ended March 31, 1998 and 1999, and for the fiscal quarter ended September 30, 1999.

     (d) Thrift Financial Reports for the Bank as of close of business on December 31, 1996, 1997 and 1998 and September 30, 1999; and

     (e) Financial Statements of Permanent on Form H-(b)(11) filed with the Office of Thrift Supervision at the close of business on March 31, 1998 and 1999.

     The Permanent Financial Statements present fairly the consolidated financial position of Permanent as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The Permanent Financial Statements described in clauses (a), (b) and (c) above for completed fiscal years are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis, except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The Permanent Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts which inclusion or omission would render any of the Permanent Financial Statements false, misleading or inaccurate in any respect.

     4.09. Properties, Contracts, Employees and Other Agreements. (a) Set forth in the Disclosure Schedule are a true, accurate and complete copy of the following:

          (i) A brief description and the location of all real property (other than properties acquired through foreclosures) owned by Permanent and the Subsidiaries and the principal buildings and structures located thereon and each lease of real property to which Permanent or any Subsidiary is a party, identifying the parties thereto, the annual rental payable, the expiration date of the lease and a brief description of the property covered;

          (ii) a list of all agreements, contracts, leases, licenses, lines of credit, understandings, commitments or obligations of Permanent or any Subsidiary which individually:

             (A) will involve payment or receipt by Permanent or any Subsidiary (other than as disbursements of loan proceeds to customers, loan payments by customers or customer deposits) of more than $50,000;

             (B) will involve payments based on profits of Permanent or any Subsidiary;

             (C) will relate to the purchase of goods, products, supplies or services in excess of $50,000;

             (D) were not made in the ordinary course of business; or

             (E) may not be terminated without penalty within one (1) year from the date of this Agreement; and

          (iii) The name and current annual salary of each director, officer and employee of Permanent or any Subsidiary whose current annual salary is in excess of $50,000, and the profit sharing, bonus or other form of compensation (other than salary) paid or payable by Permanent or any Subsidiary to or for the benefit of each such person for the year ended December 31, 1998, and any employment, severance or deferred compensation agreement or arrangement with respect to each such person.

     (b) Each of the agreements, contracts, commitments, leases, instruments and documents set forth in the Disclosure Schedule relating to this Section 4.09 is valid and enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditor's rights, and Permanent and the Subsidiaries are, and, to the best knowledge of Permanent after due inquiry, all other parties thereto are, in compliance with the provisions thereof, and

Permanent and the Subsidiaries are not in default in the performance, observance or fulfillment of any obligation, covenant or provision contained therein. Except as set forth in the Disclosure Schedule, none of the foregoing requires the consent of any party to its assignment in connection with the Mergers contemplated by this Agreement. Other than as disclosed pursuant to this Section 4.09, to the best knowledge of Permanent after due inquiry, no circumstances exist resulting from transactions effected or to be effected, from events which have occurred or may occur or from any action taken or omitted to be taken which could reasonably be expected to result in the creation of any agreement, contract, obligation, commitment, arrangement, lease or document described in or contemplated by this Section 4.09.

     (c) Neither Permanent nor any Subsidiary is, to the best knowledge of Permanent, in default under or in breach of or, alleged to be in default under or in breach of, any loan or credit agreement, conditional sales contract or other title retention agreement, security agreement, bond, indenture, mortgage, license, contract, lease, commitment or any other instrument or obligation.

     4.10. Absence of Undisclosed Liabilities. Except as provided in the Permanent Financial Statements, Subsequent Permanent Financial Statements and in the Disclosure Schedule, except for unfunded loan commitments and obligations on letters of credit to customers of the Bank and trade payables incurred in the ordinary course of the Bank's business, and except for the transaction contemplated by this Agreement, neither Permanent nor any Subsidiary has, nor will have at the Effective Time, any obligation, agreement, contract, commitment, liability, lease or license which exceeds $50,000 individually, or any obligation, agreement, contract, commitment, liability, lease or license made outside of the ordinary course of business, nor does there exist any circumstances resulting from transactions effected or events occurring on or prior to the date of this Agreement or from any action omitted to be taken during such period which could reasonably be expected to result in any such obligation, agreement, contract, commitment, liability, lease or license.

     4.11. Title to Assets. Except as described in this Section 4.11: (a) Permanent or any Subsidiary, as the case may be, has good and marketable title in fee simple absolute to all real property (including, without limitation, all real property used as bank premises and all other real estate owned) which is reflected as owned in the Permanent Financial Statements as of September 30, 1999; good title to all personal property reflected as owned in the Permanent Financial Statements as of September 30, 1999, other than personal property disposed of in the ordinary course of business since September 30, 1999; good title to or right to use by valid and enforceable lease or contract all other properties and assets (whether real or personal, tangible or intangible) which Permanent and the Subsidiaries purport to own or which Permanent or any Subsidiary uses in its business; good title to, or right to use by terms of a valid and enforceable lease or contract, all other property used in their respective businesses; and good title to all property and assets acquired and not disposed of or leased since September 30, 1999. All of such properties and assets are owned by Permanent or a Subsidiary free and clear of all land or conditional sales contracts, mortgages, liens, pledges, restrictions, security interests, charges, claims, rights of third parties or encumbrances of any nature except: (i) as set forth in the Disclosure Schedule; (ii) as specifically noted in the Permanent Financial Statements; (iii) statutory liens for taxes not yet delinquent or being contested in good faith by appropriate proceedings; (iv) pledges or liens required to be granted in connection with the acceptance of government deposits or granted in connection with repurchase or reverse repurchase agreements; and (v) easements, encumbrances and liens of record, imperfections of title and other limitations which are not material in amounts to Permanent on a consolidated basis and which do not materially detract from the value or materially interfere with the present or contemplated use of any of the properties subject thereto or impair the use thereof for the purposes for which they are held or used. All real property owned or leased by Permanent or any Subsidiary is in compliance with all applicable zoning and land use laws.

     Normal wear and tear excepted, all real property, machinery, equipment, furniture and fixtures owned or leased by Permanent or any Subsidiary is structurally sound, in good operating condition and has been and is being maintained and repaired in the ordinary condition of business.

     (b) Permanent and the Subsidiaries have conducted their respective businesses in compliance with all federal, state, county and municipal laws, statutes, regulations, rules, ordinances, orders, directives, restrictions and requirements relating to, without limitation, responsible property transfer, underground storage tanks, petroleum products, air pollutants, water pollutants or storm water or process waste water or otherwise relating to the environment, air, water, soil or toxic or hazardous substances or to the manufacturing, recycling, handling, processing, distribution, use, generation, treatment, storage, disposal or transport of any hazardous or toxic substances or petroleum products (including polychlorinated biphenyls, whether contained or uncontained, and asbestos-containing materials, whether friable or not), including, without limitation, the Federal Solid Waste Disposal Act, the Hazardous and Solid Waste Amendments, the Federal Clean Air Act, the Federal Clean Water Act, the Occupational Health and Safety Act, the Federal Resource Conservation and Recovery Act, the Toxic Substances Control Act, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 and the Superfund Amendments and Reauthorization Act of 1986, all as amended, and the rules and regulations of the Environmental Protection Agency, the Nuclear Regulatory Agency, the Army Corp of Engineers, the Department of Interior, the United States Fish and Wildlife Service and any state department of natural resources or state environmental protection agency now in effect (collectively, "Environmental Laws"). Except as set forth in the Disclosure Schedule, there are no pending or, to the best knowledge of Permanent after due inquiry, threatened, claims, actions or proceedings by any local municipality, sewage district or other governmental entity against Permanent or any Subsidiary with respect to the Environmental Laws. No environmental clearances or other governmental approvals are required for the conduct of the business of Permanent or any Subsidiary, as presently conducted. Neither Permanent nor any Subsidiary is the owner, and has not been in the chain of title or the operator or lessee, of any property on which any substances have been released, which substances if known to be present on, at or under such property would require clean-up, removal, treatment, abatement, response costs or any other remedial action under any Environmental Law, and there is no reasonable basis or grounds for any such claim, action or proceeding. Permanent and the Subsidiaries own, operate, lease, use and control, and have owned, operated, leased, used and controlled, all real property in compliance with the Environmental Laws. Neither Permanent nor any Subsidiary has any liability for any clean-up or remediation under any of the Environmental Laws with respect to any real property.

     4.12. Loans. (a) Except as set forth in the Disclosure Schedule, there is no loan by the Bank in excess of $50,000 that has been classified by bank regulators or management as "Other Loans Specially Mentioned," "Substandard," "Doubtful" or "Loss" or in excess of $50,000 or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability. The most recent loan watch list of the Bank and a list of all loans in excess of $50,000 which the Bank has determined to be thirty (30) days or more past due with respect to principal or interest payments or has placed on nonaccrual status has been provided to ONB.

     (b) All loans reflected in the Permanent Financial Statements as of September 30, 1999 and which have been made, extended, renewed, restructured, approved, amended or acquired since September 30, 1999: (i) to the best knowledge of Permanent, constitute the legal, valid and binding obligation of the obligor and any guarantor named therein, except to the extent limited by general principles of equity and public policy or by bankruptcy, insolvency, fraudulent transfer, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relative to or affecting the enforcement of creditors' rights; (ii) are evidenced by notes, instruments or other evidences of indebtedness which are true, genuine and what they purport to be; and (iii) are secured, to the extent that Permanent or any Subsidiary has a security interest in collateral or a mortgage securing such loans, by perfected security interests or recorded mortgages naming Permanent or any Subsidiary as the secured party or mortgagee (unless by written agreement to the contrary).

     (c) The reserves, the allowance for possible loan and lease losses and the carrying value for real estate owned which are shown on the Permanent Financial Statements are to the best of Permanent's knowledge, adequate in all respects under the requirements of generally accepted accounting principles

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

applied on a consistent basis to provide for possible losses on items for which reserves were made, on loans and leases outstanding and real estate owned as of the respective dates.

     4.13. Stockholder Rights Plan. Except as otherwise provided in this Agreement, the Disclosure Schedule and Permanent's Certificate of Incorporation and By-Laws, Permanent has no stockholder rights plan or any other plan, program or agreement involving, restricting, prohibiting or discouraging a change in control or merger of Permanent or which may be considered an anti-takeover mechanism.

     4.14. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by Permanent or any Subsidiary, whether written or oral, in which Permanent or any Subsidiary participates as a participating employer; to which Permanent or any Subsidiary contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of Permanent or the Bank, frozen or discontinued (collectively, "Permanent Plans") except as set forth on the Disclosure Schedule: (i) all such Permanent Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all Permanent Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and Permanent is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the Permanent Common Stock held by its trustee as an asset of the Permanent ESOP, no Permanent Plan (or its related trust) holds any stock or other securities of Permanent or any related or affiliated person or entity; (iv) Permanent has not engaged in any transaction that may subject Permanent, or any Permanent Plan, to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any Permanent Plan; (vi) there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or, to the best knowledge of Permanent after due inquiry, threatened, against Permanent, any Subsidiary, any Permanent Plan, any fiduciary of any Permanent Plan or the assets of any Permanent Plan as to which Permanent or any Subsidiary would have liability.

     (b) Permanent has made available to ONB true, accurate and complete copies of the following (including all plans and programs which have been terminated):
(i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare, fringe or benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by Permanent or any Subsidiary for its current or former directors, officers or employees.

     (c) Except as set forth on the Disclosure Schedule, no current or former director, officer or employee of Permanent or any Subsidiary is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with Permanent, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of Permanent's group health plan or pursuant to
Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of that plan or the Code with respect thereto, whichever is applicable.

     (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by Permanent or any Subsidiary, in which Permanent or any Subsidiary participates as a participating employer or to which Permanent or any Subsidiary contributes, no director, officer, employee or agent of Permanent or any Subsidiary has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on Permanent or any Subsidiary under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by Permanent and the Subsidiaries.

     (e) Except as set forth on the Disclosure Schedule, there are no collective bargaining, employment, management, consulting, deferred compensation, reimbursement, indemnity, retirement, early retirement, severance or similar plans or agreements, under discussion or negotiation by management with any employee or group of employees, any member of management or any other person.

     4.15. Obligations to Employees. All contributions required to be made under the terms of any Permanent Plan have been timely made or have been reflected on the Permanent Financial Statements. Neither any Permanent Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "Pension Plan") nor any single-employer plan or any entity which is considered one employer with Permanent under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate") has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and no ERISA Affiliate has an outstanding funding waiver. Neither Permanent nor any Subsidiary have provided, or is required to provide, security to any Pension Plan or to any single-employer plan of any ERISA Affiliate pursuant to Section 401(a)(29) of the Code.

     4.16. Taxes, Returns and Reports. Except as set forth in the Disclosure Schedule, Permanent and each Subsidiary has since January 1, 1995: (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon Permanent or any Subsidiary or any of their income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). Permanent has established, and shall establish in the Subsequent Permanent Financial Statements, in accordance with generally accepted accounting principles, a reserve for taxes in the Permanent Financial Statements adequate to cover all of Permanent's and the Subsidiaries' tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. Neither Permanent nor any Subsidiary has, nor will have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in the Subsequent Permanent Financial Statements (as hereinafter defined) or as accrued or reserved for on the books and records of Permanent. Neither Permanent nor any Subsidiary is currently under audit by any state or federal taxing authority. No federal, state or local tax returns of Permanent have been audited by any taxing authority during the past five (5) years.

     4.17. Deposit Insurance. The deposits of the Bank are insured by the FDIC in accordance with the Federal Deposit Insurance Act, as amended, and Permanent and the Bank have paid or properly reserved or accrued for all current premiums and assessments with respect to such deposit insurance.

     4.18. Insurance. Set forth in the Disclosure Schedule is a list and brief description of all policies of insurance (including, without limitation, bankers' blanket bond, directors' and officers' liability insurance, property and casualty insurance, group health or hospitalization insurance and insurance providing benefits for employees) owned or held by Permanent or any Subsidiary on the date hereof or with respect to which Permanent or any Subsidiary pays any premiums. Each such policy is in full force and effect and all premiums due thereon have been paid when due, and a true, accurate and complete copy thereof has been made available to ONB prior to the date hereof.

     4.19. Books and Records. The books and records of Permanent and the Subsidiaries have been fully, properly and accurately maintained.

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

     4.20. Broker's, Finder's or Other Fees. Except for reasonable fees of Permanent's attorneys, accountants, proxy solicitors and investment bankers, all of which shall be paid by Permanent prior to the Effective Time, no agent, broker or other person acting on behalf of Permanent or any Subsidiary or under any authority of Permanent or any Subsidiary is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Mergers contemplated hereby.

     4.21. Interim Events. (a) Except as set forth in the Disclosure Schedule, between the period from September 30, 1999 to the date of this Agreement, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a Material Adverse Effect.

     (b) Except as set forth in the Disclosure Schedule, between the period from September 30, 1999 to the date of this Agreement, Permanent and the Subsidiaries have carried on their businesses in the ordinary and usual course consistent with their past practices (excluding the incurrence of fees and expenses of professional advisors related to this Agreement and the transactions contemplated hereby) and there has not been:

          (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to Permanent Common Stock, except as provided by Section 6.03(a)(iii); or

          (ii) any split, combination or reclassification of any capital stock of Permanent or any Subsidiary or any issuance or the authorization of any issuance of any other securities in respect of, or in lieu of or in substitution for shares of Permanent Common Stock, except for issuances of Permanent Common Stock upon the exercise of the Stock Options awarded prior to the date hereof in accordance with the terms of the Stock Option Plans.

     4.22. Regulatory Filings. Permanent and the Subsidiaries have filed and will continue to file in a timely manner all required filings with the Securities and Exchange Commission ("SEC"), including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all appropriate federal and state regulatory agencies and authorities as required by applicable law. All such filings with the SEC and with all other appropriate federal and state regulatory agencies were and will be true, accurate and complete as of the dates of the filings and have been complied or will comply in all respects as to form with the applicable requirements and prepared in conformity with generally accepted regulatory accounting principles applied on a consistent basis, and no such filing contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

     4.23. Indemnification Agreements. (a) Neither Permanent nor any Subsidiary is a party to any indemnification, indemnity or reimbursement agreement, contract, commitment or understanding to indemnify any present or former director, officer, employee, stockholder or agent against liability or hold the same harmless from liability other than as expressly provided in the Certificate of Incorporation or By-Laws of Permanent or the Articles or By-Laws of any Subsidiary.

     (b) No claims have been made against or filed with Permanent or any Subsidiary nor have, to the best knowledge of Permanent after due inquiry, any claims been threatened against Permanent or any Subsidiary, for indemnification against liability or for reimbursement of any costs or expenses incurred in connection with any legal or regulatory proceeding by any present or former director, officer, stockholder, employee or agent of Permanent or any Subsidiary.

     4.24. Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for Permanent and the Subsidiaries to carry on their business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000 Compliant within a period of time calculated to result in no disruption of any of Permanent's or the Subsidiaries' business operations. Neither Permanent nor any Subsidiary has received, or reasonably expects to receive, a deficiency notice for any federal or state regulator relating to their failure to be Year 2000 Compliant. For purposes of this Section 4.24, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

     (b) Permanent has:

          (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of Permanent or any Subsidiary to be Year 2000 Compliant on a timely basis;

          (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis; and

          (iii) to date, implemented that plan in accordance with that timetable.

     4.25. Stockholder Approval. The affirmative vote of the holders of a majority of the Permanent Common Stock (which are issued and outstanding on the record date relating to the meeting of stockholders) is required for stockholder approval of this Agreement and the Company Merger.

     4.26. Nonsurvival of Representations and Warranties. The representations and warranties of Permanent and the Bank contained in this Agreement shall expire at the earlier of the termination of this Agreement or the Effective Time, and thereafter Permanent and all directors, officers and employees of Permanent shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.

                                   SECTION 5

                     REPRESENTATIONS AND WARRANTIES OF ONB

     On or prior to the date hereof, ONB has delivered to Permanent a schedule (the "ONB Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate as an exception to one or more representations or warranties contained in this Section 5 or to one or more of its covenants contained in Section 7; provided, that the mere inclusion of an item in the ONB Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by ONB that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on ONB (as defined below). The items set forth in the ONB Disclosure Schedule establish only those items that constitute an exception to a representation or warranty which constitutes, or is reasonably likely to result in, a Material Adverse Effect on ONB.

     For the purpose of this Agreement, and in relation to ONB and its subsidiaries, a Material Adverse Effect on ONB means any effect that (i) is material and adverse to the financial position, results of operations or business of ONB and its subsidiaries taken as a whole, or (ii) would materially impair the ability of ONB to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Mergers and the other transactions contemplated by this Agreement; provided, however, that Material Adverse Effect on ONB shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, in each case in accordance with generally accepted accounting principles, and (d) changes in general level of interest rate or conditions or circumstances that affect the banking industry generally.

     No representation or warranty of ONB contained in this Section 5, shall be deemed untrue or incorrect, and ONB shall not be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in this Section 5, has had or is reasonably likely to have a Material Adverse Effect on ONB.

     ONB accordingly hereby represents and warrants to Permanent as follows:

     5.01. Organization and Authority. Each of ONB and Merger Corporation is a corporation duly organized and validly existing under the laws of the State of Indiana. Old National Bank is a national banking association duly organized and validly existing under the laws of the United States of America. ONB is a registered bank holding company under the BHC Act, and has full power and authority (corporate and otherwise) to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof. The execution, delivery and performance of this Agreement by each of ONB, Old National Bank and Merger Corporation has been duly authorized by all necessary corporate action. ONB's common stock is registered pursuant to Section 12, and ONB is subject to the reporting requirements, of the 1934 Act. Each of ONB's direct subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and has full power and authority to own and lease its properties as presently owned and leased and to conduct its business in the manner and by the means utilized as of the date hereof.

     5.02. Authorization. (a) Each of ONB, Old National Bank and Merger Corporation has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, subject to the fulfillment of the conditions precedent set forth in Section 8.01 (d), (e), and (f) hereof. As of the date hereof, ONB is not aware of any reason why the approvals set forth in Section 8.01(e) will not be received in a timely manner and without the imposition of a condition, restriction or requirement of the type described in
Section 8.01(e). This Agreement and its execution and delivery by ONB have been duly authorized by its Board of Directors. Assuming due execution and delivery by Permanent and the Bank, this Agreement constitutes a valid and binding obligation of ONB, Old National Bank and Merger Corporation, subject to the conditions precedent set forth in Section 8.01 hereof, and is enforceable in accordance with its terms, except to the extent limited by general principles of equity and public policy and by bankruptcy, insolvency, reorganization, liquidation, moratorium, readjustment of debt or other laws of general application relating to or affecting the enforcement of creditors' rights.

     (b) Neither the execution of this Agreement nor consummation of the Mergers contemplated hereby: (i) conflicts with or violates ONB's Articles of Incorporation or By-Laws; (ii) conflicts with or violates in any respect any local, state, federal or foreign law, statute, ordinance, rule or regulation (provided that the approvals of or filings with applicable government regulatory agencies or authorities required for consummation of the Mergers are obtained) or any court or administrative judgment, order, injunction, writ or decree;
(iii) conflicts with, results in a breach of or constitutes a default under any note, bond, indenture, mortgage, deed of trust, license, contract, lease, agreement, arrangement, commitment or other instrument to which ONB is a party or by which ONB is subject or bound; (iv) results in the creation of or gives any person, corporation or entity the right to create any lien, charge, claim, encumbrance or security interest, or results in the creation of any other rights or claims of any other party (other than Permanent or the Bank) or any other adverse interest, upon any right, property or asset of ONB; or (v) terminates or gives any person, corporation or entity the right to terminate, accelerate, amend, modify or refuse to perform under any note, bond, indenture, mortgage, agreement, contract, lease, license, arrangement, deed of trust, commitment or other instrument to which ONB is bound or with respect to which ONB is to perform any duties or obligations or receive any rights or benefits.

     (c) Other than in connection or in compliance with applicable federal and state banking, securities and corporation statutes, all as amended, and the rules and regulations promulgated thereunder, no notice to, filing with, exemption by or consent, authorization or approval of any governmental agency or body is necessary for the consummation by ONB of the Mergers contemplated by this Agreement.

     5.03. Capitalization. (a) The authorized capital stock of ONB as of the date hereof consists of (i) 75,000,000 shares of common stock, no par value per share, of which approximately 45,600,000 shares were issued and outstanding as of September 30, 1999, and (ii) 2,000,000 shares of preferred stock, no shares of which have been or are presently intended to be issued, other than in connection with any obligations of ONB to issue such preferred stock under its shareholders' rights plan. Such issued and outstanding shares of ONB capital stock have been duly and validly authorized by all necessary corporate action of ONB, are validly issued, fully paid and nonassessable, and have not been issued in violation of any pre-emptive rights of any present or former ONB shareholder. All of the issued and outstanding shares of common stock of ONB's subsidiaries are owned by ONB free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto. Except as described in this Section 5.03, ONB has no other authorized capital stock.

     (b) Except for shares of ONB common stock beneficially owned by its trust affiliates, ONB has no knowledge of any person or entity who beneficially owns 5% or more of its issued and outstanding shares of common stock.

     5.04. Regulatory Filings. ONB and each of its subsidiaries have filed and will continue to file in a timely manner all required filings with the SEC, including, but not limited to, all reports on Form 8-K, Form 10-K and Form 10-Q and proxy statements, and with all other federal and state regulatory agencies as required by applicable law. All filings by ONB with the SEC and with all other federal and state regulatory agencies complied or will comply in all respects as to form with the applicable requirements and were and will be true, accurate and complete in all respects as of the dates of the filings, and no such filings contained or will contain any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements, at the time and in the light of the circumstances under which they were made, not false or misleading.

     5.05. Shares to be Issued in Merger. The shares of ONB common stock which Permanent stockholders will be entitled to receive upon consummation of the Mergers pursuant to this Agreement will, at the Effective Time, be duly authorized and will, when issued in accordance with this Agreement, be validly issued, fully paid and nonassessable and will have been registered under the Securities Act of 1933, as amended ("1933 Act") and listed for trading on the Nasdaq National Market System.

     5.06. Organizational Documents. The Articles of Incorporation and By-Laws of ONB in force as of the date of this Agreement have been delivered to Permanent and represent true, accurate and complete copies of such corporate documents of ONB in effect as of the date of this Agreement.

     5.07. Compliance With Law. Neither ONB nor any of its subsidiaries has engaged in any activity nor taken or omitted to take any action which has resulted or could result in the violation of any local, state, federal or foreign law, statute, rule, regulation, ordinance, order, restriction or requirement or of any order, injunction, judgment, writ or decree of any court or government agency or body. ONB and each of its subsidiaries possesses and holds all licenses, franchises, permits, certificates and other authorizations necessary for the continued conduct of their business without interference or interruption.

     5.08. Litigation and Pending Proceedings. (a) There are no claims, actions, suits, proceedings, investigations or arbitrations pending or, to the best knowledge of ONB after due inquiry, threatened in any court or before or by any government agency or authority, arbitration panel or otherwise (nor is there any basis for any claim, action, suit, proceeding, litigation, investigation or arbitration) against, by or affecting ONB or its subsidiaries which would prevent the performance of this Agreement, declare the same unlawful or cause the rescission hereof.

     (b) Neither ONB nor any of its subsidiaries is: (i) subject to any outstanding judgment, order, writ, injunction or decree of any court, arbitration panel or governmental agency or authority; (ii) presently charged with or, to the best knowledge of ONB, under governmental investigation with respect to any actual or alleged violations of any law, statute, rule, regulation or ordinance; or (iii) the subject of any pending or, to the best knowledge of ONB after due inquiry, threatened proceeding by any government regulatory agency or authority having jurisdiction over its business, assets, capital, properties or operations.

     5.09. Accuracy of Statements Made to Permanent. No representation, warranty or other statement made, or any information provided or to be provided, by ONB in this Agreement, and no written report, statement, list, certificate, materials or other information furnished or to be furnished by ONB to Permanent through and including the Effective Time in connection with this Agreement or the Mergers contemplated hereby (including, without limitation, any written information which has been or shall be supplied by ONB with respect to its financial condition, results of operations, business, assets, capital or directors and officers for inclusion in the proxy statement-prospectus and registration statement relating to the Mergers), contains or shall contain (in the case of information relating to the proxy statement-prospectus at the time it is mailed to Permanent's stockholders) any untrue or misleading statement of material fact or omits or shall omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not false or misleading.

     5.10. Employee Benefit Plans. (a) With respect to the employee benefit plans, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), sponsored or otherwise maintained by ONB or any of its subsidiaries, whether written or oral, in which ONB or any of its subsidiaries participates as a participating employer; to which ONB or any of its subsidiaries contributes and including any such plans which within the preceding six years have been terminated, merged into another plan of ONB or any of its subsidiaries, frozen or discontinued (collectively, "ONB Plans"): (i) all such ONB Plans have been, in all respects, maintained in compliance with the requirements prescribed by all applicable statutes, orders and governmental rules or regulations, including, without limitation, ERISA, the Code, and Treasury and Labor Regulations promulgated thereunder, (ii) all ONB Plans intended to constitute tax-qualified plans under Section 401(a) of the Code have received favorable determination letters from the Internal Revenue Service ("Service") with respect to "TRA" (as defined in Section 1 of Rev. Proc. 93-39), and ONB is not aware of any circumstances likely to result in revocation of any such favorable determination letter; (iii) except for the ONB common stock held by its trustee as an asset of the ONB Employee Stock Ownership Plan and the ONB Employees' Retirement Plan, no ONB Plan (or its related trust) holds any stock or other securities of ONB or any related or affiliated person or entity; (iv) ONB has not engaged in any transaction that may subject ONB, or any ONB Plan, to a civil penalty imposed by Section 502 of ERISA; (v) no prohibited transaction (as defined in Section 406 of ERISA and as defined in Section 4975(c) of the Code) has occurred with respect to any ONB Plan; (vi) to the best knowledge of ONB, there are no actions, suits, proceedings or claims pending (other than routine claims for benefits) or threatened, against ONB, any of its subsidiaries, any ONB Plan, any fiduciary of any ONB Plan or the assets of any ONB Plan as to which ONB would have liability.

     (b) ONB has made available to Permanent true, accurate and complete copies of the following (including all plans and programs which have been terminated):
(i) pension, retirement, profit-sharing, savings, stock purchase, stock bonus, stock ownership, stock option and stock appreciation right plans and all amendments thereto and all summary plan descriptions thereof (including any modifications thereto); (ii) all employment, deferred compensation (whether funded or unfunded), salary continuation, consulting, bonus, severance and collective bargaining agreements, arrangements or understandings; (iii) all executive and other incentive compensation plans, programs and agreements; (iv) all group insurance and health insurance contracts, policies or plans; and (v) all other incentive, welfare or employee benefit plans, or agreements, maintained or sponsored, participated in, or contributed to by ONB or any of its subsidiaries for its current or former directors, officers or employees.

     (c) No current or former director, officer or employee of ONB or any of its subsidiaries is entitled to any benefit under any welfare benefit plans (as defined in Section 3(1) of ERISA) after termination of employment with ONB, except that such individuals may be entitled to continue their group health care coverage pursuant to the retiree health coverage provisions of the ONB Corporation Group Health Plan or pursuant to Section 4980B of the Code if they pay the cost of such coverage pursuant to the applicable requirements of the Plan or the Code with respect thereto, whichever is applicable.

     (d) With respect to any group health plan (as defined in Section 607(1) of ERISA) sponsored or maintained by ONB or any of its subsidiaries, in which ONB or any of its subsidiaries participates as a participating employer or to which ONB or any of its subsidiaries contributes, no director, officer, employee or agent of ONB or any of its subsidiaries has engaged in any action or failed to act in such a manner that, as a result of such action or failure to act, would cause a tax to be imposed on ONB or any of its subsidiaries under Code Section 4980B(a). With respect to all such plans, all applicable provisions of Section 4980B of the Code and Section 601 of ERISA have been complied with in all respects by ONB and its subsidiaries.

     5.11. Taxes, Returns and Reports. ONB has since January 1, 1995 (a) duly filed all federal, state, local and foreign tax returns of every type and kind required to be filed, and each such return is true, accurate and complete in all respects; (b) paid or otherwise adequately reserved in accordance with generally accepted accounting principles for all taxes, assessments and other governmental charges due or claimed to be due upon ONB or its income, properties or assets; and (c) not requested an extension of time for any such payments (which extension is still in force). ONB has established, and shall establish in its subsequent financial statements, in accordance with generally accepted accounting principles, a reserve for taxes in the financial statements of ONB adequate to cover all of its tax liabilities (including, without limitation, income taxes, payroll taxes and withholding, and franchise fees) for the periods then ending. ONB does not have, nor will it have, any liability for taxes of any nature for or with respect to the operation of their respective businesses, including the business of any subsidiary, or ownership of their assets, including the assets of any subsidiary, from the date hereof up to and including the Effective Time, except to the extent set forth in its subsequent financial statements or as accrued or reserved for on the books and records of ONB. ONB is not currently under audit by any state or federal taxing authority. No federal, state or local tax returns of ONB have been audited by any taxing authority during the past five (5) years.

     5.12. Books and Records. The books and records of ONB have been fully, properly and accurately maintained.

     5.13. Year 2000. (a) All devices, systems, machinery, information technology, computer software and hardware, and other date sensitive technology (collectively, the "Systems") necessary for ONB to carry on its business as presently conducted and as contemplated to be conducted in the future are Year 2000 Compliant or will be Year 2000 Compliant within a period of time calculated to result in no disruption of any of ONB's business operations. Neither ONB nor any of its banking subsidiaries has received, or reasonably expects to receive, a deficiency notice for any federal or state regulator relating to their failure to be Year 2000 Compliant. For purposes of this Section 5.13, "Year 2000 Compliant" means that such Systems are designed to be used prior to, during and after the Gregorian calendar year 2000 A.D. and will operate during each such time period without error relating to date data, specifically including any error relating to, or the product of, date data which represents or references different centuries or more than one century.

     (b) ONB has:

          (i) undertaken a detailed inventory, review, and assessment of all areas within its business and operations that could be adversely affected by the failure of ONB to be Year 2000 Compliant on a timely basis;

          (ii) developed a detailed plan and timeline for becoming Year 2000 Compliant on a timely basis; and

          (iii) to date, implemented that plan in accordance with that timetable.

     5.14. Financial Statements and Reports. (a) ONB or its agents have delivered to Permanent copies of the following financial statements and reports of ONB and its subsidiaries, including the notes thereto (collectively, the "ONB Financial Statements"):

          (i) Consolidated Balance Sheets and related Consolidated Statements of Income and Consolidated Statements of Changes in Shareholders' Equity of ONB as of and for the years ended December 31, 1996, 1997 and 1998, and for the fiscal quarter ended September 30, 1999; and

          (ii) Consolidated Statements of Cash Flows of ONB for the years ended December 31, 1996, 1997 and 1998 and for the fiscal quarter ended September 30, 1999.

     (b) The ONB Financial Statements present fairly the consolidated financial position of ONB and its subsidiaries as of and at the dates shown and the consolidated results of operations for the periods covered thereby. The ONB Financial Statements described in clauses (i) and (ii) above, which consist of fiscal year-end information, are audited financial statements and have been prepared in conformance with generally accepted accounting principles applied on a consistent basis except as may otherwise be indicated in any accountants' notes or reports with respect to such financial statements. The ONB Financial Statements do not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render any of the ONB Financial Statements false, misleading or inaccurate in any respect.

     5.15. Interim Events. Except as set forth in the ONB Disclosure Schedule, between the period from September 30, 1999 to the date of this Agreement, no event has occurred and no fact or circumstance shall have come to exist or come to be known which, directly or indirectly, individually or taken together with all other facts, circumstances and events, has had, or is reasonably likely to have, a Material Adverse Effect on ONB.

     5.16. Shareholder Approval. Approval by ONB's shareholders of the Merger of Permanent with Merger Corporation or for any other actions contemplated by this Agreement is not required.

     5.17. Broker's, Finder's or Other Fees. Except for reasonable fees of ONB's attorneys and accountants and investment bankers, no agent, broker or other person acting on behalf of ONB or under any authority of ONB is or shall be entitled to any commission, broker's or finder's fee or any other form of compensation or payment from any of the parties hereto relating to this Agreement and the Mergers contemplated hereby.

     5.18. Nonsurvival of Representations and Warranties. The representations and warranties of ONB contained in this Agreement shall expire at the earlier of the termination of this Agreement or the Effective Time and, thereafter, ONB and all directors, officers and employees of ONB shall have no further liability with respect thereto, except for fraud or for false or misleading statements made intentionally or knowingly in connection with such representations and warranties.

                                   SECTION 6

                             COVENANTS OF PERMANENT

     Permanent and the Bank covenant and agree with ONB, Old National Bank and Merger Corporation and covenant and agree to cause the Subsidiaries, to act as follows:

     6.01. Stockholder Approval. (a) Subject to Section 6.06 hereof, Permanent shall submit this Agreement to its stockholders for approval and adoption at a meeting to be called and held in accordance with applicable law and the Certificate of Incorporation and By-Laws of Permanent at the earliest possible reasonable date. Subject to Section 6.06 hereof, the Board of Directors of Permanent shall recommend to Permanent's stockholders that such stockholders approve and adopt this Agreement and the Company Merger and shall solicit proxies voting in favor of this Agreement from Permanent's stockholders, unless otherwise necessary under applicable fiduciary duties of Permanent's Board of Directors as determined by the Board of Directors of Permanent in good faith after consultation with independent legal counsel.

     (b) Subject to Section 6.06(b) hereof, the Bank shall submit this Agreement to Permanent, as its sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the Charter and By-Laws of the Bank at a date reasonably in advance of the Effective Time. The Board of Directors of the Bank shall recommend approval of this Agreement and the Bank Merger to Permanent, as the sole shareholder of the Bank, and Permanent, as the sole shareholder of the Bank, shall approve this Agreement and the Bank Merger.

     6.02. Other Approvals. (a) Permanent and the Subsidiaries shall proceed expeditiously, cooperate fully and use its best efforts to assist ONB in procuring upon reasonable terms and conditions all consents, authorizations, approvals, registrations and certificates, in completing all filings and applications and in satisfying all other requirements prescribed by law which are necessary for consummation of the Mergers on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

     (b) Any materials or information provided by Permanent or any Subsidiary to ONB for use by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

     6.03. Conduct of Business. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement shall be terminated as herein provided, neither Permanent nor any Subsidiary shall, without the prior written consent of ONB:

          (i) make any changes in its capital stock accounts (including, without limitation, any stock split, stock dividend, recapitalization or reclassification), except for the issuance of up to 364,144 shares of Permanent Common Stock under the Stock Option Plans;

          (ii) authorize a class of stock or issue, or authorize the issuance of, securities other than or in addition to the issued and outstanding common stock as set forth in Section 4.03 hereof;

          (iii) distribute or pay any dividends on its shares of common stock, or make any other distribution to its stockholders except that (A) the Bank may pay cash dividends to Permanent in the ordinary course of business for payment of reasonable and necessary business and operating expenses of Permanent and for purposes of retiring the debt referenced in Section 8.01(i) hereof and to provide funds for Permanent's dividends to its stockholders in accordance with this Agreement, (B) Permanent may pay to its stockholders its usual and customary quarterly cash dividend of no greater than Seven Cents ($0.07) per share for each such dividend until the Effective Time; provided, however, that no dividend may be paid to Permanent stockholders during the quarterly period in which the Mergers are consummated if, during such period, Permanent stockholders will become entitled to receive dividends on their shares of ONB common stock received pursuant to this Agreement.

          (iv) redeem any of its outstanding shares of common stock;

          (v) merge, combine or consolidate or effect a share exchange with or sell its assets or any of its securities to any other person, corporation or entity or enter into any other similar transaction not in the ordinary course of business, except as provided by Section 6.06(b) hereof;

          (vi) purchase or acquire any assets or securities or assume any liabilities of another bank holding company, bank, corporation or other entity, except in the ordinary course of business;

          (vii) make any loan or commitment to lend money, issue any letter of credit or accept any deposit, except in the ordinary course of business in accordance with its existing banking practices;

          (viii) except for the transactions or proposed transactions described in the Disclosure Schedule and the acquisition or disposition in the ordinary course of business of other real estate owned, acquire or dispose of any real or personal property (excluding the investment portfolio of the Bank) or fixed asset constituting a capital investment in excess of $50,000 individually or $100,000 in the aggregate;

          (ix) subject any of its properties or assets to a mortgage, lien, claim, charge, option, restriction, security interest or encumbrance, except for tax and other liens which arise by operation of law and with respect to which payment is not past due or is being contested in good faith by appropriate proceedings and except for pledges or liens: (i) required to be granted in connection with acceptance by Permanent or the Bank of government deposits; (ii) granted in connection with repurchase or reverse repurchase agreements; or (iii) otherwise incurred in the ordinary course of the conduct of its business;

          (x) promote to a new position or increase the rate of compensation or enter into any agreement to promote to a new position or increase the rate of compensation, of any director, officer or employee of Permanent or any Subsidiary (except for promotions and compensation increases in the ordinary course of business and in accordance with past practices and established employment policies of Permanent and the Subsidiaries and other than pursuant to an employee retention program, which has been disclosed to
     ONB);

          (xi) except for matters described in the Disclosure Schedule, execute, create, institute, modify, amend or terminate (except with respect to any amendments to the Permanent Plans required by law, rule or regulation) any pension, retirement, savings, stock purchase, stock bonus, stock ownership, stock option, stock appreciation or depreciation rights or profit sharing plans; any employment, deferred compensation, consulting, bonus or collective bargaining agreement; any group insurance or health contract or policy; or any other incentive, retirement, welfare or employee welfare benefit plan, agreement or understanding for current or former directors, officers or employees of Permanent or any Subsidiary; or change the level of benefits or payments under any of the foregoing or increase or decrease any severance or termination of pay benefits or any other fringe or employee benefits other than as required by law or regulatory authorities or the terms of any of the foregoing;

          (xii) except for matters described in the Disclosure Schedule, modify, amend or institute new employment policies or practices, or enter into, renew or extend any employment, indemnity, reimbursement, consulting, compensation or severance agreements with respect to any present or former directors, officers or employees of Permanent or any Subsidiary;

          (xiii) hire or employ any new or additional employees of Permanent or any Subsidiary, except those which are reasonably necessary for the proper operation of their respective businesses;

          (xiv) elect or appoint any executive officers or directors of Permanent or any Subsidiary who are not presently serving in such capacities;

          (xv) amend, modify or restate Permanent's Certificate of Incorporation or By-Laws or the Articles, Charter or By-Laws of any Subsidiary from those in effect on the date of this Agreement and as delivered to ONB hereunder;

          (xvi) give, dispose of, sell, convey or transfer; assign, hypothecate, pledge or encumber; or grant a security interest in or option to or right to acquire any shares of common stock or substantially all of the assets of Permanent or any Subsidiary, or enter into any agreement or commitment relative to the foregoing, except as provided by Section 6.06(b) hereof;

          (xvii) fail to continue to make additions to in accordance with the Bank's past practices and to otherwise maintain in all respects the Bank's reserve for loan and lease losses, or any other reserve account, in accordance with safe, sound, and prudent banking practices and in accordance with generally accepted accounting principles applied on a consistent basis;

          (xviii) fail to accrue, pay, discharge and satisfy all debts, liabilities, obligations and expenses, including, but not limited to, trade payables, incurred in the regular and ordinary course of business as such debts, liabilities, obligations and expenses become due;

          (xix) except for obligations disclosed within this Agreement or the Disclosure Schedule, trade payables and similar liabilities and obligations incurred in the ordinary course of business and the payment, discharge or satisfaction in the ordinary course of business of liabilities reflected in the

     Permanent Financial Statements or the Subsequent Permanent Financial Statements, (A) borrow any money (except for capital purposes related to the Bank), (B) incur any indebtedness including, without limitation, through the issuance of debentures, or (C) incur any liability or obligation (whether absolute, accrued, contingent or otherwise), in an aggregate amount exceeding $50,000 (other than as contemplated by Section 6.03(a)(vii) hereof and legal, accounting and fees related to the Mergers);

          (xx) open, close, move or, in any material respect, expand, diminish, renovate, alter or change any of its offices or branches;

          (xxi) incur any additional indebtedness with respect to the debt referenced in Section 8.01(i) hereof, except for accrued interest; or

          (xxii) pay or commit to pay any management or consulting or other similar type of fees other than in the ordinary course of business.

     (b) Permanent and the Subsidiaries shall use their best efforts to maintain, or cause to be maintained, in full force and effect, insurance on their assets, properties and operations, fidelity coverage and directors' and officers' liability insurance on their directors, officers and employees in such amounts and with regard to such liabilities and hazards as are currently insured by Permanent and the Subsidiaries as of the date of this Agreement.

     6.04. Preservation of Business. On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, Permanent and the Subsidiaries shall: (a) carry on their business substantially in the manner as is presently being conducted and in the ordinary course of business; (b) use their reasonable best efforts to preserve their business organization intact, keep available the services of the present officers and employees and preserve their present relationships with customers and persons having business dealings with it; (c) maintain all of the properties and assets that each of them owns or utilizes in good operating condition and repair, reasonable wear and tear excepted, and maintain insurance upon such properties and assets in amounts and kinds comparable to that in effect on the date of this Agreement; (d) maintain their books, records and accounts in the usual, regular and ordinary manner, on a basis consistent with prior years and in compliance with all material respects with all statutes, laws, rules and regulations applicable to them and to the conduct of their business; and (e) not knowingly do or fail to do anything which will cause a breach of, or default in, any contract, agreement, commitment, obligation, understanding, arrangement, lease or license to which any one of them is a party or by which any one of them is or may be subject or bound.

     6.05. Restrictions Regarding Affiliates. Permanent shall, within thirty
(30) days after the date of this Agreement and promptly thereafter until the Effective Time to reflect any changes, provide ONB with a list identifying each person who may be deemed to be an affiliate of Permanent for purposes of Rule 145 under the 1933 Act. On or prior to the date of this Agreement, and thereafter as may be required for a person who may be deemed an affiliate of Permanent following the date of this Agreement, Permanent shall use its best efforts to obtain from each director, executive officer and other person who may be deemed to be such an affiliate of Permanent to deliver to ONB on or prior to the date of this Agreement, and thereafter as may be required for any other person who may be deemed an affiliate of Permanent following the date of this Agreement, a written agreement, substantially in the form as attached hereto as Exhibit A. On or prior to the Effective Time, Permanent shall use its best efforts to obtain from each director, executive officer and other person who may be deemed to be an affiliate of Permanent for purposes of Rule 145 under the 1933 Act to deliver to ONB at the Effective Time a certificate signed by each such person certifying to the effect that such person has complied with the terms and conditions of their written agreement delivered to ONB pursuant to this Section 6.05.

     6.06. Other Negotiations. (a) On and after the date of this Agreement and until the Effective Time or until this Agreement is terminated as herein provided, except with the prior written approval of ONB, neither Permanent nor any Subsidiary shall permit nor authorize their respective directors, officers, employees, agents or representatives to, directly or indirectly, initiate, solicit or encourage, any corporation, association, partnership, person or other entity or group concerning any merger, consolidation, share exchange, combination, purchase or sale of substantial assets, sale of shares of common stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing the right to acquire, capital stock) or similar transaction relating to Permanent or any Subsidiary or to which Permanent or any Subsidiary may become a party (all such transactions are hereinafter referred to as "Acquisition Transactions").

     (b) Permanent and the Subsidiaries shall promptly communicate to ONB the terms of any proposal or offer which any one of them may receive with respect to an Acquisition Transaction. Permanent or any Subsidiary may, in response to an unsolicited written proposal with respect to an Acquisition Transaction from a third party (where Permanent or any Subsidiary is the selling or nonsurviving party), furnish information to, and negotiate, explore or otherwise engage in substantive discussions with such third party, and enter into any such agreement, arrangement or understandings, in each case, only if Permanent's Board of Directors determines in good faith by majority vote, after consultation with its financial advisors and outside legal counsel, that failing to take such action would be a breach of the fiduciary duties of Permanent's Board of Directors in connection with another Acquisition Transaction (where Permanent or any Subsidiary is the selling or nonsurviving party).

     6.07. Press Releases. Except as required by law, neither Permanent nor any Subsidiary shall issue any news or press releases or make any other public announcements or disclosures relating to the Mergers without the prior consent of ONB, which consent shall not be unreasonably withheld.

     6.08. Disclosure Schedule Update. Permanent shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of Permanent contained herein incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the Disclosure Schedule unless ONB shall have first consented in writing with respect thereto.

     6.09. Information, Access Thereto, Confidentiality. ONB and its respective representatives and agents shall, on reasonable notice and during normal business hours prior to the Effective Time, have full and continuing access to the properties, facilities, operations, books and records of Permanent and the Subsidiaries. ONB and its respective representatives and agents may, prior to the Effective Time, make or cause to be made such reasonable investigation of the operations, books, records and properties of Permanent and the Subsidiaries and of their financial and legal condition as deemed necessary or advisable to familiarize themselves with such operations, books, records, properties and other matters; provided, however, that such access or investigation shall not interfere with the normal business operations of Permanent and the Subsidiaries. Upon request, Permanent and the Subsidiaries shall furnish ONB or its respective representatives or agents, their attorneys' responses to external auditors requests for information, management letters received from their external auditors and such financial, loan and operating data and other information reasonably requested by ONB which has been or is developed by Permanent or any Subsidiary, their auditors, accountants or attorneys (provided with respect to attorneys, such disclosure would not result in the waiver by Permanent or any Subsidiary of any claim of attorney-client privilege), and will permit ONB and its respective representatives or agents to discuss such information directly with any individual or firm performing auditing or accounting functions for Permanent and the Subsidiaries, and such auditors and accountants shall be directed to furnish copies of any reports or financial information as developed to ONB or its respective representatives or agents. No investigation by ONB shall affect the representations and warranties made by Permanent herein. ONB shall not use any such information obtained pursuant to this Agreement for any purpose unrelated to the Mergers. Any confidential information or trade secrets received by ONB or its representatives or agents in the course of such examination (whether conducted prior to or after the date of this Agreement) shall be treated confidentially, and any correspondence, memoranda, records, copies, documents and electronic or other media of any kind containing such confidential information or trade secrets or both shall be destroyed by

ONB or, at Permanent's request, returned to Permanent in the event this Agreement is terminated as provided in Section 9 hereof. This Section 6.09 shall not require the disclosure of any information to ONB which would be prohibited by law.

     6.10. Subsequent Permanent Financial Statements. As soon as reasonably available after the date of this Agreement, Permanent shall deliver to ONB the monthly unaudited consolidated balance sheets and profit and loss statements of Permanent prepared for its internal use, Thrift Financial Reports of the Bank for each quarterly period completed prior to the Effective Time, and all other financial reports or statements submitted to regulatory authorities after the date hereof, to the extent permitted by law (collectively, "Subsequent Permanent Financial Statements"). The Subsequent Permanent Financial Statements shall be prepared on a basis consistent with past accounting practices and generally accepted accounting principles applied on a consistent basis to the extent applicable and shall present fairly the financial condition and results of operations as of the dates and for the periods presented, subject to year end audit adjustments and the absence of footnotes for interim statements. The Subsequent Permanent Financial Statements, including the notes thereto, will not include any assets, liabilities or obligations or omit to state any assets, liabilities or obligations, absolute or contingent, or any other facts, which inclusion or omission would render such financial statements inaccurate, incomplete or misleading in any respect.

     6.11. Transition of Defined Benefit Plan. Permanent shall continue to make contributions to the Financial Institution Retirement Fund (the "Fund"), if any, as may be required by the Fund prior to the Effective Time in order to prevent a minimum funding deficiency, as defined by Section 412 of the Code, or to defray reasonable administrative expenses of the Fund owed by or assessed against Permanent prior to the Effective Time. To the extent that prior to the Effective Time there exists under the Fund an excess of Fund assets attributable to contributions made to the Fund by Permanent over the benefit liabilities owed by the Fund to Permanent employees or participants, as determined by the Fund administrator, Permanent may amend the defined benefit plan prior to the Effective Time to increase such benefit liabilities for the purpose of absorbing such excess Fund assets; provided, however, that such amendment (i) does not result in any minimum funding deficiency under Section 412 of the Code; (ii) does not contravene any Fund provision; or (iii) does not result in the loss of the defined benefit plan's qualification under Section 401(a) of the Code. Subject to the satisfaction of any notice requirements of the Fund, Permanent shall withdraw as a participating employer under the Fund as of the Effective Time. The non-forfeitable benefits accrued by Permanent employees under the Fund as of the date of such withdrawal, as determined by the Fund administrator, shall be paid or otherwise transferred in accordance with the applicable provisions of Article XII of the Fund (Withdrawal of Participating Employer).

     6.12. Transition of 401(k) Plan. Permanent shall continue to make all non-discretionary contributions which it is required to make to the Financial Institutions Thrift Plan (the "Plan") prior to the Effective Time. Subject to the satisfaction of any notice requirements of the Plan, Permanent shall terminate as a participating employer under the Plan as of the day before the Effective Time. The non-forfeitable account balances of Permanent employees under the Plan as of the date of such termination, including any accrued but unpaid contributions for the partial plan year ending on such date, as determined by the Plan administrator, shall be paid or otherwise transferred in accordance with the applicable provisions of Article XI of the Plan (Termination of Employer Participation).

     6.13. Transition of ESOP. Permanent shall continue to make employer contributions to the Permanent Bancorp, Inc. Employee Stock Ownership Plan (the "ESOP") for each plan year quarter ending on or before the Effective Time, provided such contributions are comparable in amount, on a prorated basis, to past employer contributions to the ESOP. In the event the amount of such contributions is insufficient to enable the ESOP trustee to pay principal and interest on any Exempt Loan (as defined in the ESOP) as they are due, Permanent shall direct the ESOP trustee to sell a sufficient number of unallocated shares of Employer Securities held by the trustee and to apply the proceeds of such sale in satisfaction of such principal and interest then due.

     In addition, Permanent shall take, or cause to be taken, all actions necessary to cause the fiduciaries of the ESOP to take all of the following actions:

          (i) Implement a written confidential pass through voting procedure pursuant to which the participants under the Permanent ESOP and their beneficiaries shall direct the trustee under the Permanent ESOP to vote the shares of Permanent Common Stock allocated to their Permanent ESOP accounts with respect to the Merger;

          (ii) Provide the Permanent ESOP participants and their beneficiaries with a written notice regarding the existence of and provisions for such confidential pass through voting procedures, as well as the same written materials to be provided to the shareholders of Permanent in connection with the Merger;

          (iii) Obtain a written opinion from a qualified, independent financial advisor to the trustee of the Permanent ESOP to the effect that the shares of ONB common stock to be received by the Permanent ESOP in the Merger in exchange for the shares of Permanent Common Stock will constitute "adequate consideration" as defined in Section 3(18) of ERISA, and that the Merger, including the disposition of the Permanent ESOP in connection therewith, is fair to the Permanent ESOP and its participants from a financial point of view. The written opinion referred to in the preceding sentence may be jointly issued by such financial advisor to the trustee, the Permanent ESOP and to all other stockholders of Permanent Common Stock; and

          (iv) Take any and all additional actions necessary to satisfy the requirements of ERISA applicable to the Permanent ESOP fiduciaries in connection with the Merger.

     Permanent shall also take, or cause to be taken, all actions necessary to obtain, prior to the Effective Time, a favorable determination letter from Internal Revenue Service to the effect that the termination of the ESOP as of the Effective Time does not adversely affect the qualification of the ESOP or its related employee benefit trust for favorable income tax treatment under
Section 401(a) and 501(a) of the Code, respectively.

     Permanent shall terminate the ESOP as of the Effective Time. All account balances of the ESOP participants shall be fully vested and non-forfeitable as of such termination date. As soon as administratively feasible following the later of (1) the date of termination of the ESOP, or (2) the receipt by Permanent of the favorable determination letter described in the preceding paragraph, all vested and non-forfeitable benefits under the ESOP shall be distributed to its participants pursuant to the provisions of Section 13.5 of the ESOP (Voluntary Termination).

     6.14. Termination of Welfare Benefit Plans. Effective as of the last day of the calendar month in which occurs the Effective Time, the group health, dental, life and long term disability plans, and any other employee welfare benefit plan, sponsored by Permanent on behalf of its eligible employees shall be terminated. From the date of this Agreement through the date as of which each such plan terminates Permanent shall continue to pay the insurance premiums necessary to continue the benefits currently provided under such plans. As of the Effective Time, each individual who has qualified for retiree health coverage under the Permanent group health plan, either as a retiree or a spouse or dependent of a retiree or as a director to whom Permanent has made, prior to the date of this Agreement, a commitment to provide retiree health coverage under such plan upon the retirement of such director or the termination of his or her directorship, shall become covered as of the Effective Time under the retiree health coverage provided under the ONB group health plan. It is understood that such individual's coverage under the ONB group health plan shall become secondary to such individual's Medicare coverage upon such individual's eligibility for such Medicare coverage.

     6.15. Termination of Educational Assistance Program. As of the last day of the calendar month in which occurs the Effective Time, the tuition assistance program currently sponsored by Permanent on behalf of its eligible employees shall terminate. From the date of this Agreement through the date as of which such program terminates Permanent shall continue to pay eligible benefits for which a Permanent employee qualifies pursuant to the current provisions of such program.

     6.16. Termination of Cash Bonus Program. As of the Effective Time, the cash bonus program currently sponsored by Permanent on behalf of its eligible employees shall terminate. From the date of this Agreement through the Effective Time, Permanent may continue to pay cash bonuses under the program provided the amounts of such bonuses, individually or in the aggregate, are comparable to the amounts of any past bonuses under the program and provided further that Permanent has obtained the written consent of the ONB Chief Financial Officer to pay any such bonus.

     6.17 Transition of Director Deferred Compensation Plans. As of the Effective Time, all contributions to or under either the Director Deferred Compensation Master Agreement or the Second Director Deferred Compensation Plan (collectively, the "Plans") shall cease. From the date of this Agreement through the Effective Time, Permanent may continue to allow participants thereunder to elect to defer the receipt of all or a portion of the director fees he or she would otherwise receive, and to credit such fees to the director's individual account under the applicable Plan. Following the Effective Time ONB shall continue the Plans, and the grantor (rabbi) trust established on April 1, 1997 by Permanent in connection with such Plans, until all benefit liabilities accrued under the Plans as of the Effective Time are distributed to the participants entitled to such benefits. Upon the distribution of such accrued benefits the Plans, and the trust, shall terminate and any residual assets of such trust shall be returned to ONB.

     6.18. Disposition of Restricted Stock. As of the date of this Agreement the Board of Directors of Permanent shall take all actions necessary to ensure that no further awards of Restricted Stock are granted to any participant under the Recognition and Retention Plan (the "RRP"); the 1993 Stock Option and Incentive Plan (the "1993 Plan"); or the 1999 Omnibus Incentive Plan (the "1999 Plan"). As of the Effective Time, Permanent shall take all actions necessary to terminate the RRP, the 1993 Plan and the 1999 Plan. As of the date each such plan terminates, any Restricted Period with respect to Restricted Stock theretofore awarded to any participant under each such plan shall lapse. To the extent not already fully vested, all shares of Permanent Common Stock awarded under each such plan as Restricted Stock shall become fully vested in the participant to whom such shares were awarded, and shall be exchanged for unrestricted common stock of ONB pursuant to the provisions of Section 2.01 hereof.

     6.19. Disposition of Stock Options and Stock Rights. As of the date of this Agreement the Board of Directors of Permanent shall take all actions necessary to ensure that no further automatic or discretionary grants of an Incentive Stock Option, a Non-Qualified Stock Option, a Stock Appreciation Right, a Limited Stock Appreciation Right, or any combination thereof, as defined therein, shall be awarded to any participant under the 1993 Plan or the 1999 Plan. As of the Effective Time, the Board of Directors of Permanent shall terminate both the 1993 Plan and the 1999 Plan. To the extent not already fully vested, all outstanding options and rights theretofore awarded under either such plan shall be fully vested in the participants to whom such awards were granted.

     6.20. Year 2000. Permanent shall:

     (a) Additional Information. Furnish such additional information, statements and other reports with respect to Permanent's Year 2000 compliance (and its approach to and progress towards achieving compliance) discussed in Section 4.24 hereof as ONB may reasonably request from time to time.

     (b) Notice of Changes. In the event of any change in circumstances that causes or will likely cause any of the representations and warranties set forth in Section 4.24 hereof ("Year 2000 Compliance") to no longer be true and would result in a Material Adverse Effect (hereinafter referred to as a "Change in Circumstances"), then Permanent shall promptly, and in any event within ten (10) days of receipt of information regarding a Change in Circumstances, provide ONB with written notice ("Notice") that describes in reasonable detail the Change in Circumstances and how such Change in Circumstances caused or will likely cause the representations and warranties set forth in Section 4.24 hereof to no longer be true. Permanent shall, within ten (10) days of a request, also provide ONB with any additional information ONB reasonably requests of Permanent in connection with the Notice and/or a Change in Circumstances.

     (c) Audits. Give any representative of ONB reasonable access to inspect any of the Systems of Permanent and the Subsidiaries, and to project test the Systems to determine if they are Year 2000 Compliant in an integrated environment, all at the sole cost and expense of ONB.

     6.21. Reports. Promptly upon its becoming available, furnish to ONB one (1) copy of each financial statement, report, notice, or proxy statement sent by Permanent to its stockholders generally and of each regular or periodic report, registration statement or prospectus filed by Permanent with the SEC or any successor agency, and of any order issued by any Governmental Authority in any proceeding to which Permanent is a party, except for foreclosure proceedings in the ordinary course of business. For purposes of this provision, "Governmental Authority" shall mean any government (or any political subdivision or jurisdiction thereof), court, bureau, agency or other governmental entity having or asserting jurisdiction over Permanent or any of its business, operations or properties.

     6.22. Adverse Actions. Permanent shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 4, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Mergers set forth in
Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Mergers except, in each case, as may be required by applicable law or regulation.

     6.23. Termination Fee. (a) Permanent hereby understands, acknowledges and agrees that ONB and Old National Bank have committed and will commit substantial time, effort, resources and expenses in pursuing the Mergers and that neither ONB nor Old National Bank would enter into this Agreement without Permanent and the Bank agreeing to the Termination Fee (as hereinafter defined). Permanent and the Bank hereby further agree that they shall immediately pay to ONB a termination fee in the amount of Four Million Six Hundred Thousand Dollars ($4,600,000) in immediately available funds ("Termination Fee"), in the event that any of the following events occurs or has occurred without the prior written consent of ONB:

          (i) the acquisition, following the date of this Agreement, by any entity, person or group, other than ONB, of beneficial ownership, or the right to acquire beneficial ownership, of fifteen percent (15%) or more (in the aggregate) of any shares of voting capital stock of Permanent (including, without limitation, shares of Permanent Common Stock) or any shares of capital stock of any of the Subsidiaries (for purposes of this Section, the terms "group" and "beneficial ownership" shall have the same meanings assigned thereto in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder), but only if (A) such entity, person or group has publicly announced its opposition to this Agreement or the Mergers or its intention not to vote the capital stock of Permanent or any of the Subsidiaries beneficially owned by the entity, person or group in favor of this Agreement or the Mergers; or (B) such entity, person or group has proposed, indicated an intention to propose or entered into a letter of intent, agreement in principle or other agreement (whether binding or non-binding) relating to a merger, consolidation, share exchange or other combination with, or an acquisition of, Permanent or any of the Subsidiaries; or (C) such entity, person or group has commenced or indicated its intention to commence a tender, exchange or other offer for any shares of capital stock of Permanent (including, without limitation, shares of Permanent Common Stock) or any shares of capital stock of any of the Subsidiaries; or

          (ii) the Board of Directors of Permanent, in connection with its consideration, acceptance or approval of any merger, consolidation, share exchange or combination involving Permanent or any of the Subsidiaries or any purchase of all or substantially all of Permanent's or any of the Subsidiaries' assets or capital stock or any other similar acquisition or transaction, or in connection with any tender, exchange or other offer for any shares of capital stock of Permanent (including, without limitation, shares of Permanent Common Stock) or any shares of capital stock of any of the Subsidiaries, has (A) failed to unanimously recommend to Permanent stockholders approval and adoption of this Agreement and the Company Merger; or (B) withdrawn or conditioned its unanimous recommendation to Permanent stockholders of approval and adoption of this Agreement and the Company Merger; or (C) modified or changed its unanimous recommendation to Permanent stockholders of approval and adoption of this Agreement and the Company Merger in a manner adverse in any respect to the interests of ONB; or (D) failed to solicit proxies in favor of this Agreement and the Company Merger from the stockholders of Permanent; or

          (iii) the acceptance or approval by Permanent or any of the Subsidiaries of any proposal (however conditional or future) of, or the execution by Permanent or any of the Subsidiaries of any letter of intent, agreement in principle or other agreement (whether binding or non-binding) with, any entity, person or group, other than ONB, (A) to acquire Permanent by merger, consolidation, share exchange, combination, purchase of all or substantially all of Permanent's or any of the Subsidiaries' assets or capital stock or any other similar acquisition or transaction, or (B) in connection with any tender, exchange or other offer for any shares of capital stock of Permanent (including, without limitation, shares of Permanent Common Stock) or any shares of capital stock of any of the Subsidiaries; or

          (iv) the Board of Directors of Permanent shall have accepted or approved, and any entity, person or group shall have filed an application, notice, registration statement, proxy statement or other materials or documents with the Board of Governors of the Federal Reserve System, the Office of Thrift Supervision, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the SEC or any other federal or state government agency, authority or body with respect to, (A) any merger, consolidation, share exchange or other combination involving, or any purchase of all or substantially all of the assets or capital stock of, Permanent or any of the Subsidiaries, or any similar acquisition or transaction, or (B) any tender, exchange or other offer for any shares of capital stock of Permanent (including, without limitation, shares of Permanent Capital Stock) or any shares of the capital stock of any of the Subsidiaries; or

          (v) notwithstanding any fiduciary duties of Permanent's Board of Directors, the meeting at which Permanent's stockholders will vote with respect to this Agreement and the Company Merger shall not have occurred on or before September 27, 2000, unless such vote shall not have occurred because the SEC has not authorized for mailing to Permanent's stockholders Permanent's proxy statement relating to this Agreement and the Company Merger on a timely basis in order to permit such meeting to occur on or before September 27, 2000.

     The provisions of this Section 6.23(a) shall terminate upon any termination of this Agreement, except (i) if one of the events described in this Section 6.23(a) occurs or shall have occurred prior to the termination of this Agreement, or (ii) if ONB terminates this Agreement based upon a willful breach by Permanent or the Bank of any representation, warranty, covenant or agreement contained in this Agreement; then, in the case of clause (i) of this paragraph, the obligation of Permanent and the Bank to pay ONB the Termination Fee and all costs of collection and interest related thereto shall survive any termination of this Agreement and continue in full force and effect until the Termination Fee and all costs of collection and interest have been paid in full to ONB; and in the case of clause (ii) of this paragraph, the obligation of Permanent and the Bank to pay the Termination Fee and all costs of collection and interest related thereto shall survive such termination and continue in full force and effect until the Termination Fee and all costs of collection and interest have been paid in full to ONB, but only if any of the events described in this
Section 6.23(a)(i), (iii) and (iv) occurs or shall have occurred during the twelve (12) month period immediately following such termination by ONB. In addition, neither Permanent nor the Bank shall be obligated to pay the Termination Fee and the costs of collection related thereto in the event that Permanent terminates this Agreement based upon a willful and material breach of any representation, warranty or covenant contained in this Agreement by ONB.

     (b) The Termination Fee shall be immediately paid to ONB upon the occurrence of any of the events set forth in Section 6.23(a) hereof. If the Termination Fee is not immediately paid as provided, then ONB shall be entitled to recover interest at the highest prime rate set forth in The Wall Street Journal (Midwest Edition) under the section entitled "Money Rates" on the unpaid amount of the Termination Fee from the time that the Termination Fee is due until paid-in-full, together with all costs of collection thereof, including reasonable attorneys' fees and expenses.

     (c) The parties hereby understand, acknowledge and agree that the Termination Fee shall reasonably compensate ONB and Old National Bank for, among other things, (i) certain expenses incurred for attorneys, accountants, financial advisors and consultants of ONB and Old National Bank in developing the Mergers and drafting this Agreement, (ii) ONB's and Old National Bank's management time and expense in investigating, analyzing, developing and pursuing the Mergers, (iii) expenses relating to ONB's and Old National Bank's due diligence efforts relating to Permanent and the Bank, (iv) ONB's and Old National Bank's substantial time, effort, resources and expenses committed and to be committed in pursuing the Mergers, and (v) the fact that neither ONB nor Old National Bank would enter into this Agreement without Permanent and the Bank agreeing to the payment of the Termination Fee as provided herein. Permanent and the Bank further understand, acknowledge and agree that the amount of the Termination Fee is fair, reasonable and not a penalty.

     (d) For purposes of this Section 6.23, the terms "person" and "entity" shall include an individual, partnership, limited liability company, corporation, trust, firm, association, unincorporated organization and any other entity.

     6.24. Confirmation of Total Outstanding Shares. Permanent shall confirm in writing to ONB five (5) business days prior to the Effective Time the Total Outstanding Shares. In the event the Total Outstanding Shares differs from 4,467,239, then for purposes of this Agreement, the Total Outstanding Shares shall be deemed to be the corrected number confirmed to ONB pursuant to this
Section 6.24 and such event shall not be deemed a breach of this Agreement by Permanent; provided, however, that such difference is not greater than 25,000 shares and ONB then shall have the right to terminate this Agreement pursuant to
Section 9.01(b)(i)(A) regardless of materiality.

                                   SECTION 7

                                COVENANTS OF ONB

     ONB, Old National Bank and Merger Corporation covenant and agree with Permanent and the Bank as follows:

     7.01. Approvals. (a) ONB shall have primary responsibility for the preparation, filing and costs of all bank holding company and bank regulatory applications required for consummation of the Mergers. ONB shall file all bank holding company and bank regulatory applications as soon as practicable after the execution of this Agreement. ONB shall provide to Permanent's legal counsel a reasonable opportunity to review such applications prior to their filing and shall provide to Permanent's legal counsel copies of all applications filed and copies of all material written communications with all state and federal bank regulatory agencies relating to such applications. ONB shall proceed expeditiously, cooperate fully and use its best efforts to procure, upon terms and conditions reasonably acceptable to ONB, all consents, authorizations, approvals, registrations and certificates, to complete all filings and applications and to satisfy all other requirements prescribed by law which are necessary for consummation of the Mergers on the terms and conditions provided in this Agreement at the earliest possible reasonable date.

     (b) So long as this Agreement is submitted to Permanent's stockholders for a vote thereon, Old National Bank and Merger Corporation shall submit this Agreement to ONB, as their sole shareholder, for approval by unanimous written consent without a meeting in accordance with applicable law and the respective Articles and By-Laws of Old National Bank and Merger Corporation, and the Boards of Directors of Old National Bank and Merger Corporation shall each recommend to its sole shareholder that such shareholder approve this Agreement and the Mergers.

     (c) So long as the actions contemplated by Section 7.01(b) hereof with respect to Permanent have occurred, ONB shall vote all of its shares of capital stock of Old National Bank and Merger Corporation in favor of approval of this Agreement and the Mergers.

     7.02. SEC Registration. (a) ONB shall file with the SEC as soon as practicable after the execution of this Agreement a Registration Statement on an appropriate form under the 1933 Act covering the shares of ONB common stock to be issued pursuant to this Agreement and shall use its best efforts to cause the same to become effective and thereafter, until the Effective Time or termination of this Agreement, to keep the same effective and, if necessary, amend and supplement the same. Such Registration Statement and any amendments and supplements thereto are referred to in this Agreement as the "Registration Statement". The Registration Statement shall include a proxy statement-prospectus reasonably acceptable to ONB and Permanent, prepared for use in connection with the meeting of stockholders of Permanent referred to in
Section 6.01 hereof, all in accordance with the rules and regulations of the SEC. ONB shall, as soon as practicable after filing the Registration Statement, make all filings required to obtain all Blue Sky exemptions, authorizations, consents or approvals required for the issuance of ONB common stock. In advance of filing the Registration Statement and all other filings described in Section
7.01 hereof, ONB shall provide Permanent and its counsel with a copy of the Registration Statement and each such other filing and provide a reasonable opportunity to comment thereon.

     (b) Any materials or information provided by ONB in any filing with any state or federal regulatory agency or authority shall not contain any untrue or misleading statement of material fact or shall omit to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not false or misleading.

     (c) All filings by ONB with the SEC and with all other federal and state regulatory agencies shall be true, accurate and complete in all material respects as of the dates of the filings, and no such filings shall contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, at the time and in light of the circumstances under which they were made, not false or misleading.

     (d) ONB will use reasonable best efforts to list for trading on the Nasdaq National Market System (subject to official notice of issuance) prior to the Effective Time, the shares of ONB common stock to be issued in the Mergers.

     7.03. Employee Benefit Plans. (a) As of the Effective Time, ONB will make available to the employees of Permanent and the Subsidiaries who continue as employees of ONB or any subsidiary of ONB after the Effective Time, subject to
Section 7.03(b) and (c) hereof, substantially the same employee benefits on substantially the same terms and conditions as ONB offers to similarly situated officers and employees. Until such time as the employees of Permanent and the Subsidiaries become covered by the ONB welfare benefit plans, the employees of Permanent and the Subsidiaries shall remain covered by the Permanent Plans which cover such employees, subject to the terms of such plans. Except as otherwise provided in Sections 6.11 through 6.19, ONB will honor in accordance with their terms (i) all employee benefit obligations to current and former officers, directors and employees of Permanent and the Subsidiaries accrued as of the Effective Time and (ii) to the extent set forth in the Disclosure Schedule, all employee severance plans in existence on the date hereof and all employment or severance agreements entered into prior to the date hereof to the extent set forth in the Disclosure Schedule.

     (b) Subject to the provisions of subsection (c) hereof, years of service (as defined in the applicable ONB plan) of an officer or employee of Permanent or any Subsidiary prior to the Effective Time shall be credited, effective as of the date on which such employees become covered by a particular ONB plan, to each such officer or employee eligible for coverage under Section 7.03(a) hereof for purposes of: (i) eligibility under ONB's employee welfare benefit plans;
(ii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB Employees' Retirement Plan ("ONB Pension Plan") or under the ONB Employees' Savings and Profit Sharing Plan ("ONB Profit Sharing Plan"); and (iii) eligibility and vesting, but not for purposes of benefit accrual or contributions, under the ONB

Employee Stock Ownership Plan ("ESOP"). Those officers and employees of Permanent or any Subsidiary who otherwise meet the eligibility requirements of the ONB Profit Sharing Plan and ESOP, based on their age and years of service to Permanent or any Subsidiary, shall become participants thereunder at the Effective Time. Those officers and employees of Permanent or any Subsidiary who otherwise meet the eligibility requirements of the ONB Pension Plan, based upon their age and years of Permanent or any Subsidiary service, shall become participants thereunder no later than the January 1st which coincides with or next follows the Effective Time. Those officers or employees who do not meet the eligibility requirements of the ONB Pension Plan, ONB Profit Sharing Plan or ESOP on such dates shall become participants thereunder on the first plan entry date under the ONB Pension Plan, the ONB Profit Sharing Plan or ESOP, as the case may be, which coincides with or next follows the date on which such eligibility requirements are satisfied.

     (c) In accordance with the provisions of the Health Insurance Portability and Accountability Act ("HIPAA") and the terms of the ONB group health plan, officers and employees of Permanent or any Subsidiary who become participants in the ONB group health plan will be given "creditable coverage" credit for their coverage under the Permanent Group Health Plan under the ONB group health plan's pre-existing condition limitation provisions. In addition, if a condition was not a "pre-existing condition" for a participant in the Permanent Group Health Plan, it shall not be considered to be a pre-existing condition under the ONB group health plan.

     (d) Neither the terms of this Section 7.03 nor the provision of any employee benefits by ONB or any of its subsidiaries to employees of Permanent or any Subsidiary shall: (i) create any employment contract, agreement or understanding with or employment rights for, or constitute a commitment or obligation of employment to, any of the officers or employees of Permanent or any Subsidiary; or (ii) prohibit or restrict ONB or its subsidiaries, whether before or after the Effective Time, from changing, amending or terminating any employee benefits provided to its employees from time to time.

     (e) Following the Effective Time, ONB agrees to honor and abide by the terms of the written employment agreements set forth in the Disclosure Schedule, except as may be otherwise required by a government regulatory agency.

     (f) ONB shall take any and all actions reasonably necessary to effectuate the disposition of the Permanent Plans provided by Sections 6.11 through 6.19, and ONB's obligations to take these actions shall survive the Effective Time.

     7.04. Stock Options. (a) Prior to five (5) business days before the Effective Time, a holder of a Stock Option may by written notice to ONB elect to exchange such Stock Option for either (i) cash in an amount equal to the remainder of (A) the product of the number of shares of Permanent Common Stock subject to such Stock Option multiplied by the Exchange Ratio multiplied by the Average Price Per Share of ONB common stock minus (B) the aggregate exercise price for Permanent Common Stock otherwise purchasable pursuant to such Stock Option (such number calculated pursuant to this Section 7.04(a)(i) hereinafter referred to as the "Option Value") or (ii) such number of shares of ONB common stock equal to the quotient arrived at by dividing (A) the Option Value by (B) the Average Price Per Share of ONB common stock.

     (b) Following the Effective Time, distribution of stock certificates representing shares of ONB common stock and any cash payment, without interest, pursuant to Section 7.04(a) hereof shall be made by ONB to each former holder of a Stock Option exercising an election pursuant to Section 7.04(a) hereof as soon as practical following delivery to ONB of a properly completed and executed cancellation of Stock Option, all in form and substance reasonably satisfactory to ONB.

     (c) At the Effective Time, the obligations of Permanent with respect to each outstanding Stock Option which was properly granted pursuant to a stock option agreement executed in accordance with the Stock Option Plans shall be assumed by ONB as hereinafter provided. In connection therewith, each Stock Option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Stock Option at the Effective Time, that number of shares of ONB common stock, rounded to the nearest whole share, as the holder of such Stock Option would have been entitled to receive pursuant to the Mergers had such holder exercised such Option in full (after giving effect to accelerated vesting) immediately prior to the Effective Time and, immediately thereafter, exchanged such shares solely for ONB common stock based upon the Exchange Ratio at an exercise price per share equal to (A) the aggregate exercise price for Permanent Common Stock otherwise purchasable pursuant to such Stock Option divided by (B) the number of shares of ONB common stock, rounded to the nearest whole share, deemed purchasable pursuant to such Stock Option; provided, however, that in the case of any Stock Option to which Section 422 of the Code applies, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 4.24(a) of the Code. In no event shall ONB be required to issue fractional shares of ONB common stock pursuant to the Stock Options.

     (d) As soon as practicable after the Effective Time, ONB shall deliver to each holder of a Stock Option an appropriate notice or agreement which sets forth such holder's rights pursuant to the Stock Option, and the agreements evidencing the grants of such Stock Options shall continue in effect on the same terms and conditions (subject to the conversion required by this Section 7.04 after giving effect to the Mergers and the assumption by ONB as set forth above); provided, however, to the extent necessary to effectuate the provisions of this Section 7.04, ONB may deliver new or amended Stock Option agreements which reflect the terms of each Stock Option assumed by ONB. With respect to each Stock Option, the optionee shall be solely responsible for any and all tax liability (other than the employer's one-half share of any employment taxes) which may be imposed upon the optionee as a result of the provisions of this
Section 7.04 and as a result of the grant and exercise of such Stock Options.

     (e) At the Effective Time, ONB shall file with the SEC a registration statement on an appropriate form with respect to the shares of ONB common stock subject to such options and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses with respect thereto) for so long as such options remain outstanding.

     7.05. Press Releases. Except as required by law, ONB shall not issue any news or press releases or make any other public announcements or disclosures relating primarily to Permanent with respect to the Mergers without the prior consent of Permanent, which consent shall not be unreasonably withheld.

     7.06. Indemnification. (a) Following the Effective Time and for a period of six (6) years thereafter, ONB shall indemnify, defend and hold harmless the present directors, officers and employees of Permanent and its Subsidiaries (each, an "Indemnitee") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including without limitation, the transactions contemplated by this Agreement) to the fullest extent that Permanent is permitted to indemnify (and advance expenses to) its directors, officers, and employees under Permanent's Certificate of Incorporation and Permanent's By-Laws as in effect on the date hereof.

     (b) In the event ONB or any of its successors or assigns (i) consolidates with or merges into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person or entity, then, and in each case, to the extent necessary, proper provision shall be made so that the successors and assigns of ONB assume the obligations set forth in this Section 7.06.

     (c) ONB shall maintain in effect for not less than two (2) years from the Effective Time the policies of directors' and officers' liability insurance most recently maintained by Permanent; provided, however, that ONB may substitute therefor policies with reputable and financially sound carriers for substantially similar coverage containing terms and conditions which are no less advantageous for so long as such substitution does not result in gaps or lapses in coverage with respect to claims arising from or relating to matters occurring prior to the Effective Time. ONB shall pay all expenses, including attorneys' fees, that may be incurred by any Indemnitee in enforcing the indemnity and other obligations provided for in this Section 7.06.

     (d) The provisions of this Section 7.06 are intended to be for the benefit of, and shall be enforceable by, each Indemnitee and their respective heirs and representatives.

     7.07. Adverse Actions. ONB shall not (a) take any action while knowing that such action would, or is reasonably likely to, prevent or impede the Mergers from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue, subject to the standard set out in the second paragraph to Section 5, in any respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Mergers set forth in Section 8 not being satisfied, (iii) a material violation of any provision of this Agreement or (iv) a delay in the consummation of the Mergers except, in each case, as may be required by applicable law or regulation.

     7.08. Notice of Changes Relating to Year 2000 Compliance. In the event of any change in circumstances that causes or will likely cause any of the representations and warranties set forth in Section 5.13 hereof to no longer be true and would result in a Material Adverse Effect on ONB (hereinafter referred to as a "Change in Circumstances"), then ONB shall promptly, and in any event within ten (10) days of receipt of information regarding a Change in Circumstances, provide Permanent with written notice ("Notice") that describes in reasonable detail the Change in Circumstances and how such Change in Circumstances caused or will likely cause the representations and warranties set forth in Section 5.13 hereof to no longer be true. ONB shall, within ten (10) days of a request, also provide Permanent with any additional information Permanent reasonably requests of ONB in connection with the Notice and/or a Change in Circumstances.

     7.09. Disclosure Schedule Update. ONB shall promptly supplement, amend and update, upon the occurrence of any change prior to the Effective Time, and as of the Effective Time, the ONB Disclosure Schedule with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the ONB Disclosure Schedule or this Agreement and including, without limitation, any fact which, if existing or known as of the date hereof, would have made any of the representations or warranties of ONB contained herein incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the ONB Disclosure Schedule unless Permanent shall have first consented in writing with respect thereto.

                                   SECTION 8

                      CONDITIONS PRECEDENT TO THE MERGERS

     8.01. ONB. The obligation of ONB to consummate the Mergers is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by ONB:

     (a) Representations and Warranties at Effective Time. Each of the representations and warranties of Permanent and the Bank contained in this Agreement shall, subject to the standard set out in the second paragraph to
Section 4, be true, accurate and correct at and as of the Effective Time as though such representations and warranties had been made or given on and as of the Effective Time.

     (b) Covenants. Each of the covenants and agreements of Permanent shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

     (c) Deliveries at Closing. ONB shall have received from Permanent at the Closing (as hereinafter defined) the items and documents, in form and content reasonably satisfactory to ONB, set forth in Section 11.02(b) hereof.

     (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to stockholders of Permanent in accordance with this Agreement with the SEC pursuant to the

1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened.

     (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of ONB reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on ONB or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that ONB would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof which reduction in benefits shall not include any divestiture of branches of the Bank necessary to make the Mergers not anti-competitive.

     (f) Permanent Stockholder Approval. The stockholders of Permanent shall have approved and adopted this Agreement as required by applicable law and its Certificate of Incorporation. Permanent, as the sole shareholder of the Bank, shall have approved and adopted this Agreement as required by applicable law and the Bank's Charter.

     (g) Officers' Certificate. Permanent shall have delivered to ONB a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying: (i) to the effect set out in Section 8.01(a), the representations and warranties of Permanent and the Bank contained in this Agreement shall be true, accurate and correct at and as of the Effective Time;
(ii) that all the covenants of Permanent have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) that Permanent has satisfied and fully complied with all conditions necessary to make this Agreement effective as to Permanent.

     (h) Tax Opinion. The Board of Directors of ONB shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to ONB, to the effect that the Mergers to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section
1.03 hereof) to each party hereto and to the stockholders of Permanent, except with respect to cash received by Permanent's stockholders for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 7.04(a)(i) hereof. In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

     (i) Satisfaction of Debt. The existing debt of Permanent owed to an unaffiliated financial institution ("Lender") in the principal amount of approximately $3 million shall be paid by Permanent at or prior to the Effective Time and the security interest of the Lender in the Bank Common Stock shall be released. At the Effective Time, all of the issued and outstanding shares of the Bank Common Stock shall be owned by Permanent free and clear of all liens, pledges, charges, claims, encumbrances, restrictions, security interests, options and pre-emptive rights and of all other rights or claims of any other person, corporation or entity with respect thereto.

     (j) Fairness Opinion. Permanent's investment banker shall have issued (as of the date not later than the mailing date of the proxy statement-prospectus relating to the Mergers to be mailed to the stockholders of Permanent) its fairness opinion stating that the Exchange Ratio relating to the Mergers is fair to the stockholders of Permanent from a financial point of view.

     8.02. Permanent. The obligation of Permanent and the Bank to consummate the Mergers is subject to the satisfaction and fulfillment of each of the following conditions on or prior to the Effective Time, unless waived in writing by
Permanent:

     (a) Representations and Warranties at Effective Time. Each of the representations and warranties of ONB contained in this Agreement shall, subject to the standards set out in the second paragraph of Section 5, be true, accurate and correct on and as of the Effective Time as though the representations and warranties had been made or given at and as of the Effective Time.

     (b) Covenants. Each of the covenants and agreements of ONB shall have been fulfilled or complied with from the date of this Agreement through and as of the Effective Time.

     (c) Deliveries at Closing. Permanent shall have received from ONB at the Closing the items and documents, in form and content reasonably satisfactory to Permanent, listed in Section 11.02(a) hereof.

     (d) Registration Statement Effective. ONB shall have registered its shares of common stock to be issued to stockholders of Permanent in accordance with this Agreement with the SEC pursuant to the 1933 Act, and all state securities and Blue Sky approvals, authorizations and exemptions required to offer and sell such shares shall have been received by ONB. The Registration Statement with respect thereto shall have been declared effective by the SEC and no stop order shall have been issued or threatened. In addition, such shares of ONB common stock shall be listed on the Nasdaq National Market System.

     (e) Regulatory Approvals. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the board of directors of Permanent reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on Permanent or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Permanent would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

     (f) ONB Shareholder Approval. ONB, as the sole shareholder of Old National Bank and Merger Corporation, shall have approved and adopted this Agreement as required by applicable law and Old National Bank's Articles of Association and Merger Corporation's Articles of Incorporation.

     (g) Permanent Stockholder Approval. The stockholders of Permanent shall have approved and adopted this Agreement as required by applicable law and its Certificate of Incorporation. Permanent, as the sole shareholder of the Bank, shall have approved and adopted this Agreement as required by applicable law and the Bank's Charter.

     (h) Officers' Certificate. ONB shall have delivered to Permanent a certificate signed by its Chairman or President and its Secretary, dated as of the Effective Time, certifying that: (i) to the effect set out in Section 8.02(a), the representations and warranties of ONB contained in this Agreement shall be true, accurate and correct on and as of the Effective Time; (ii) that all the covenants of ONB have been complied with from the date of this Agreement through and as of the Effective Time; and (iii) ONB has satisfied and fully complied with all conditions necessary to make this Agreement effective as to it.

     (i) Tax Opinion. The Board of Directors of Permanent shall have received a written opinion of the law firm of Krieg DeVault Alexander & Capehart, LLP, dated as of the Effective Time, in form and content satisfactory to Permanent, to the effect that the Mergers to be effected pursuant to this Agreement will constitute a tax-free reorganization under the Code (as described in Section
1.03 hereof) to each party hereto and to the stockholders of Permanent, except with respect to cash received by Permanent's stockholders for fractional shares resulting from application of the Exchange Ratio and pursuant to Section 7.04(a)(i). In rendering such opinion, counsel may require and rely upon customary representation letters of the parties hereto and rely upon customary assumptions.

     (j) Fairness Opinion. Permanent's investment banker shall have issued (as of a date not later than the mailing date of the proxy statement-prospectus relating to the Mergers to be mailed to the stockholders of Permanent) its fairness opinion stating that the Exchange Ratio relating to the Mergers is fair to the stockholders of Permanent from a financial point of view.

                                   SECTION 9

                             TERMINATION OF MERGERS

     9.01. Manner of Termination. This Agreement and the Mergers may be terminated at any time prior to the Effective Time by written notice delivered by ONB to Permanent, or by Permanent to ONB as follows:

     (a) By ONB or Permanent, if:

          (i) the Mergers contemplated by this Agreement have not been consummated by September 30, 2000; provided, however, that a party hereto in willful breach of or willful default hereunder shall have no right to terminate this Agreement pursuant to this Section 9.01(a)(i); or

          (ii) the respective Boards of Directors of ONB and Permanent mutually agree to terminate this Agreement; or

          (iii) in the event a request is made to renegotiate the Exchange Ratio and ONB and Permanent are unable to do so to their mutual satisfaction within the time allotted by and as contemplated by Section 2.01(c) hereof.

     (b) By ONB, if:

          (i) at any time prior to the Effective Time, ONB's Board of Directors reasonably determines, in the event of either

             (A) a breach by Permanent or the Bank of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to Permanent of such breach; provided, however, that any such cure may not result in a Material Adverse Effect or an intentional breach of this Agreement; or

             (B) a breach by Permanent or the Bank of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to Permanent of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect; provided, however, that any such cure may not result in a Material Adverse Effect; or

          (ii) it shall reasonably determine that the Mergers contemplated by this Agreement have become impracticable by reason of commencement or threat of any claim, litigation or proceeding against ONB, Permanent, any Subsidiary, or any subsidiary of ONB, or any director or officer of any of such entities relating to this Agreement or the Mergers; or

          (iii) there has been a material adverse change in the business, assets, capitalization, financial condition or results of operations of Permanent or any Subsidiary taken as a whole as of the Effective Time as compared to that in existence as of the date of this Agreement other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in banking laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of ONB and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

          (iv) Permanent fulfills the requirements of Section 6.01 hereof but the stockholders of Permanent do not approve and adopt this Agreement and the Company Merger.

     (c) By Permanent, if:

          (i) at any time prior to the Effective Time, Permanent's Board of Directors reasonably determines, in the event of either

             (A) a breach by ONB of any representation or warranty contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; or

             (B) a breach by ONB, Old National Bank or Merger Corporation of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within thirty (30) days after the giving of written notice to ONB of such breach; provided that a breach under this clause (B) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect on ONB; or

          (ii) there has been a material adverse change in the financial condition, results of operations, business, assets or capitalization of ONB on a consolidated basis as of the Effective Time as compared to that in existence on September 30, 1999, other than any change resulting primarily by reason of changes in banking laws or regulations (or interpretations thereof), changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, any modifications or changes to valuation policies and practices in connection with the Mergers or restructuring charges taken in connection with the Mergers, in each case in accordance with generally accepted accounting principles, effects of any action taken with the prior written consent of Permanent and changes in the general level of interest rate or conditions or circumstances that affect the banking industry generally; or

          (iii) it shall reasonably determine that the Mergers contemplated by this Agreement have become impracticable by reason of commencement or threat of any material claim, litigation or proceeding against ONB, Old National Bank or Merger Corporation relating to this Agreement or the Mergers and which is likely to have a Material Adverse Effect on ONB; or

          (iv) Permanent fulfills the requirements of Section 6.01 hereof but the stockholders of Permanent do not approve and adopt this Agreement and the Company Merger; or

          (v) if the Average Price Per Share of ONB common stock is less than $26.00, subject, however, to the following three sentences. If Permanent elects to exercise its termination right pursuant to this Section 9.01(c)(v), it shall give written notice to ONB (provided that such notice of election to terminate may be withdrawn at any time within the following five-day period). During the five-day period commencing with its receipt of such notice, ONB shall have the option, at its discretion, to increase the consideration to be received by the holders of Permanent Common Stock hereunder, by adjusting the Exchange Ratio (calculated to the nearest one ten-thousandth) to equal (a) the quotient arrived at by dividing (x) the sum of $85,427,011 plus the Aggregate Strike Price (y) by the Total Outstanding Shares by (b) the Average Price Per Share of ONB common stock. If ONB so elects within such five-day period, it shall give prompt written notice to Permanent of such election and the revised Exchange Ratio, whereupon no termination shall have occurred pursuant to this Section 9.01(c)(v) and this Agreement shall remain in effect in accordance with its terms (except as the Exchange Ratio shall have been so modified).

     9.02. Effect of Termination. Upon termination by written notice, this Agreement shall be of no further force or effect, and there shall be no further obligations or restrictions on future activities on the part of ONB or Permanent and their respective directors, officers, employees, agents and shareholders or stockholders, except as provided in compliance with: (i) the confidentiality provisions of this Agreement set forth in Section 6.09 hereof and the Confidentiality Agreement by and between ONB and Permanent (the "Confidentiality Agreement"); (ii) the payment of expenses set forth in Section 12.09 hereof and
(iii) the payment of the Termination Fee as provided by Section 6.23 hereof; provided, however, that termination will not in any way release a breaching party from liability for any willful breach of this Agreement giving rise to such termination.

                                   SECTION 10

                         EFFECTIVE TIME OF THE MERGERS

     Upon the terms and subject to the conditions specified in this Agreement, the Company Merger shall become effective at the close of business on the day and at the time specified in the Articles of Merger of Permanent with and into ONB as filed with the Indiana Secretary of State and the Delaware Secretary of State ("Effective Time") and the Bank Merger shall become effective on the date and at the time specified in the Articles of Combination of the Bank with and into Old National Bank as filed with the OTS and the Comptroller of the Currency. Unless otherwise mutually agreed to by the parties hereto, the Effective Time shall occur on the later of (i) July 31, 2000 or (ii) the last business day of the month following (a) the fulfillment of all conditions precedent to the Mergers set forth in Section 8 of this Agreement and (b) the expiration of all waiting periods in connection with the bank regulatory applications filed for the approval of the Mergers.

                                   SECTION 11

                                    CLOSING

     11.01. Closing Date and Place. So long as all conditions precedent set forth in Section 8 hereof have been satisfied and fulfilled, the closing of the Mergers ("Closing") shall take place on the Effective Time at the law offices of Krieg DeVault Alexander & Capehart, LLP, One Indiana Square, Suite 2800, Indianapolis, Indiana 46204.

     11.02. Deliveries. (a) At the Closing, ONB shall deliver to Permanent the following:

          (i) the officers' certificate contemplated by Section 8.02(g) hereof;

          (ii) copies of all approvals by government regulatory agencies necessary to consummate the Mergers;

          (iii) copies of (A) the resolutions of the Board of Directors of ONB, certified by the Secretary of ONB, relative to the approval of this Agreement and (B) the resolutions of the Boards of Directors and sole shareholder of Old National Bank and Merger Corporation, certified by their respective Secretaries, relative to the approval of this Agreement;

          (iv) an opinion of its counsel dated as of the Effective Time and substantially in form set forth in Exhibit B attached hereto; and

          (v) such other documents as Permanent or its legal counsel may reasonably request.

     (b) At the Closing, Permanent shall deliver to ONB the following:

          (i) the officers' certificate contemplated by Section 8.01(g) hereof;

          (ii) a list of Permanent's stockholders as of the Effective Time certified by the President and Secretary of Permanent;

          (iii) copies of (A) the resolutions adopted by the Board of Directors of Permanent certified by the Secretary of Permanent, relative to the approval of this Agreement and (B) the resolutions of the Board of Directors and sole shareholder of the Bank, certified by its President and Secretary, relative to the approval of this Agreement;

          (iv) an opinion of its counsel dated as of the Effective Time and substantially in form set forth in Exhibit C attached hereto; and

          (v) such other documents as ONB or its legal counsel may reasonably request.

                                   SECTION 12

                                 MISCELLANEOUS

     12.01. Effective Agreement. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by any party hereto without the prior written consent of the other parties hereto; provided, further, that no such extension, waiver or amendment agreed to after authorization of this Agreement by the stockholders of Permanent shall affect the rights of such stockholders in any manner which is materially adverse to such stockholders or which would violate the federal securities laws. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto and their successors and assigns, and they shall not be construed as conferring any rights on any other persons except as specifically set forth in Sections 7.03, 7.04, and 7.06 hereof.

     12.02. Waiver; Amendment. (a) The parties hereto may by an instrument in writing: (i) extend the time for the performance of or otherwise amend any of the covenants, conditions or agreements of the other parties under this Agreement, except that the consideration to be received by the Permanent stockholders shall not be decreased by such an amendment following the adoption and approval of the Mergers and this Agreement by the Permanent stockholders;
(ii) waive any inaccuracies in the representations or warranties of the other party contained in this Agreement or in any document delivered pursuant hereto or thereto; (iii) waive the performance by the other party of any of the covenants or agreements to be performed by it or them under this Agreement; or
(iv) waive the satisfaction or fulfillment of any condition, the nonsatisfaction or nonfulfillment of which is a condition to the right of the party so waiving to consummate the Mergers. The waiver by any party hereto of a breach of or noncompliance with any provision of this Agreement shall not operate or be construed as a continuing waiver or a waiver of any other or subsequent breach or noncompliance hereunder.

     (b) Subject to Section 12.01 hereof, this Agreement may be amended, modified or supplemented only by a written agreement executed by the parties hereto.

     12.03. Notices. All notices, requests and other communications hereunder shall be in writing (which shall include telecopier communication) and shall be deemed to have been duly given if delivered by hand and receipted for, sent by certified United States Mail, return receipt requested, first class postage pre-paid, delivered by overnight express receipted delivery service or telecopied if confirmed immediately thereafter by also mailing a copy of such notice, request or other communication by certified United States Mail, return receipt requested, with first class postage pre-paid as follows:

If to ONB, Old National Bank or    with a copy to (which shall not
Merger Corporation                 constitute notice):
Old National Bancorp               Krieg DeVault Alexander &
420 Main Street                    Capehart, LLP
P.O. Box 718                       One Indiana Square, Suite 2800
Evansville, Indiana 47705          Indianapolis, Indiana 46204-2017
ATTN: Jeffrey L. Knight,           ATTN: Nicholas J. Chulos, Esq.
Secretary                          Telephone: (317) 238-6224
and General Counsel                Telecopier: (317) 636-1507
Telephone: (812) 464-1363
Telecopier: (812) 464-1567

If to Permanent or the Bank:       with a copy to (which shall not
                                   constitute notice):
Permanent Bancorp, Inc.
101 SE Third Street                Silver, Freedman & Taff, P.C.
Evansville, Indiana 47708          1100 New York Avenue, NW,
ATTN: Donald P. Weinzapfel,        Seventh Floor
Chairman and Chief                 Washington, DC 20005
Executive Officer                  ATTN: Jeffrey M. Werthan, Esq.
Telephone: (812) 428-6800          Telephone: (202) 414-6100
Telecopier: (812) 428-6812         Telecopier: (202) 682-0354

or such substituted address or person as any of them have given to the other in writing. All such notices, requests or other communications shall be effective:
(a) if delivered by hand, when delivered; (b) if mailed in the manner provided herein, five (5) business days after deposit with the United States Postal Service; (c) if delivered by overnight express delivery service, on the next business day after deposit with such service; and (d) if by telecopier, on the next business day if also confirmed by mail in the manner provided herein.

     12.04. Headings. The headings in this Agreement have been inserted solely for ease of reference and should not be considered in the interpretation or construction of this Agreement.

     12.05. Severability. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

     12.06. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but such counterparts shall together constitute one and the same instrument.

     12.07. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana and applicable federal laws, without reference to any choice of law provisions, principles or rules thereof (whether of the State of Indiana or any other jurisdiction) that would cause the application of any laws of any jurisdiction other than the State of Indiana.

     12.08. Entire Agreement. This Agreement supersedes, terminates and renders of no further force or effect all other prior or contemporaneous understandings, commitments, representations, negotiations or agreements, whether oral or written, among the parties hereto relating to the Mergers or matters contemplated herein and constitutes the entire agreement between the parties hereto, except for the Confidentiality Agreement, which shall continue in full force and effect following the date hereof. The parties hereto agree that each party and its counsel reviewed and revised this Agreement and that the normal rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement or any amendments or exhibits hereto.

     12.09. Expenses. ONB, Old National Bank and Merger Corporation shall pay its expenses incidental to the Mergers contemplated hereby, including all expenses related to banking applications and filing fees with the SEC. Permanent and the Bank shall pay its expenses incidental to the Mergers contemplated hereby.

     12.10. Certain References. Whenever in this Agreement a singular word is used, it also shall include the plural wherever required by the context and vice-versa. Except expressly stated otherwise, all references in this Agreement to periods of days shall be construed to refer to calendar, not business, days. The term "business day" shall mean any day except Saturday and Sunday when Old National Bank is open for the transaction of business.

     IN WITNESS WHEREOF, ONB and Permanent have made and entered into this Agreement as of the day and year first above written and have caused this Agreement to be executed, attested in counterparts and delivered by their duly authorized officers.

                                            OLD NATIONAL BANCORP

                                            By:   /s/ RONALD B. LANKFORD
                                              ----------------------------------
                                                Ronald B. Lankford, President
                                                and Chief Operating Officer

ATTEST:

By:     /s/ JEFFREY L. KNIGHT
    --------------------------------
    Jeffrey L. Knight, Corporate
    Secretary

                                            OLD NATIONAL BANK

                                            By:    /s/ MICHAEL R. HINTON
                                              ----------------------------------
                                                Michael R. Hinton, President

ATTEST:

By:       /s/ GAIL A. LEHR
    --------------------------------
    Gail A. Lehr, Secretary

                                            MERGER CORPORATION I

                                            By:    /s/ THOMAS F. CLAYTON
                                              ----------------------------------
                                                Thomas F. Clayton, President

ATTEST:

By:     /s/ JEFFREY L. KNIGHT
    --------------------------------
    Jeffrey L. Knight, Secretary

                                            PERMANENT BANCORP, INC.

                                            By:   /s/ DONALD P. WEINZAPFEL
                                                --------------------------------
                                                Donald P. Weinzapfel, Chairman
                                                and Chief Executive Officer

ATTEST:

By:      /s/ ROBERT A. CERN
    --------------------------------
    Robert A. Cern, Secretary

                                            PERMANENT BANK

                                            By:     /s/ MURRAY J. BROWN
                                              ----------------------------------
                                                Murray J. Brown, Chairman,
                                                President
                                                and Chief Executive Officer

ATTEST:

By:      /s/ ROBERT A. CERN
    --------------------------------
    Robert A. Cern, Secretary

                                                                      APPENDIX B

December 20, 1999

Board of Directors
Permanent Bancorp, Inc.
101 Southeast Third Street
Evansville, Indiana 47708

Dear Board Members:

     You have requested our opinion as to the fairness from a financial point of view to the holders of shares of common stock of Permanent Bancorp, Inc. (the "Company") of the proposed consideration to be paid to the shareholders of the Company by Old National Bancorp ("ONB").

     Capital Resources Group, Inc. ("Capital Resources") is a financial consulting and an investment banking firm that, as part of our specialization in financial institutions, is regularly engaged in the financial valuations and analyses of business enterprises and securities in connection with mergers and acquisitions, valuations for initial and secondary stock offerings, divestiture and other corporate purposes. Senior members of Capital Resources have extensive experience in such matters. We believe that, except for the fee we will receive for our opinion and other financial advisory fees to be received in connection with the transaction discussed below, we are independent of the Company. In the ordinary course of its business, Capital Resources may trade the equity securities of the Company and ONB for its own accounts, its principals, proprietary accounts it manages, and for the accounts of customers and, may at any time hold long or short positions in such securities.

FINANCIAL TERMS OF THE OFFER

     We understand that, pursuant to an Agreement of Affiliation and Merger ("Agreement") between the Company and ONB, all issued and outstanding shares of Company common stock and options to purchase shares of Company common stock will be exchanged for ONB common stock (or cash or ONB stock options in the case of Company stock options) having a total aggregate market value dependent upon the average price of ONB stock at the time of closing, as follows: (1) no less than $85.4 million if ONB's average price is below $28 per share; (2) equal to $92 million if ONB's average price is $28 to $36 per share; and, (3) up to $97.3 million if ONB's price is greater than $36 up to $38 per share.

     Based on a trading price for ONB's stock of between $28 and $36 per share (ONB's recent stock price is $33 per share) and 4,103,095 Company common shares and 364,144 Company stock options currently outstanding, each share of Company common stock will be exchanged for and converted into a number of shares of ONB common stock having a market value, or consideration, between $20.59 and $21.28, depending upon the exchange option chosen by Permanent option holders (see below). If the trading price of ONB common stock at the time of closing is less than $28 or greater than $36 then the market value of ONB shares received could be less than $20.59 or greater than $21.28. However, if ONB's trading price at closing is less than $26 or more than $38 then the Exchange Ratio will be subject to renegotiation except in the case of ONB being subject to an acquisition offer by another Company.

     Prior to closing, an option holder of the Company may elect to exchange Company options for ONB options, based on the Exchange Ratio, or receive cash or ONB common stock in exchange for Company options.

     In the event of any change in the outstanding ONB common stock by reason of a stock split, stock dividend, reverse stock split, recapitalization and similar items, the Exchange Ratio and all stock prices will be appropriately adjusted.

     As a result of the merger transaction, the Company will be merged with and into ONB and the separate existence of the Company will cease.

MATERIALS REVIEWED

     In the course of rendering our opinion we have, among other things:

     (1) Reviewed the terms of the Agreement and discussed the Agreement with management and the Board of Directors of the Company, and the Company's legal counsel, Silver, Freedman & Taff, P.C.;

     (2) Reviewed the following financial data of the Company:

        - the audited financial statements of the Company for the fiscal years ended March 31, 1995 through March 31, 1999 as presented in the Company's reports on Form 10-K, and the unaudited financial statements for the six months ended September 30, 1999 as reported in the Company's quarterly reports on Form 10-Q and internal financial reports,

        - Permanent Bank's (the "Bank") Thrift Financial Reports covering the period through September 30, 1999, the latest available period,

        - the Company's latest available asset/liability reports,

        - other miscellaneous internally-generated management information reports for recent periods, as well as other publicly available information,

        - the Company's most recent business plan and budget report;

     (3) Reviewed the Company's Annual Report to shareholders for fiscal 1999 which provides a discussion of the Company's business and operations and reviews various financial data and trends;

     (4) Discussed with executive management of the Company, the business, operations, recent financial condition and operating results and future prospects of the Company;

     (5) Compared the Company's financial condition and operating results to those of similarly-sized thrifts operating in Indiana and the U.S.;

     (6) Compared the Company's financial condition and operating performance to the published financial statements and market price data of publicly-traded thrifts in general, and publicly-traded thrifts in the Company's region of the U.S. specifically;

     (7) Reviewed the relevant market information regarding the shares of common stock of the Company including trading activity and volume and information on options to purchase shares of common stock;

     (8) Performed such other financial and pricing analyses and investigations as we deemed necessary, including a comparative financial analysis and review of the financial terms of other pending and completed acquisitions of companies we consider to be generally similar to the Company;

     (9) Examined the Company's economic operating environment and the competitive environment of the Company's market area;

     (10) Reviewed available financial reports and financial data for ONB, including Annual Reports to shareholders and Form 10-K reports covering the fiscal years ended through December 31, 1998, quarterly reports, Form 10-Q reports through September 30, 1999, other published financial data and other regulatory and internal financial reports provided by management of ONB, including pro forma financial statements reflecting the impact of pending acquisitions; reviewed ONB's banking office network; and reviewed the pricing trends of ONB's common stock and dividend payment history;

     (11) Visited ONB's administrative and executive offices and conducted interviews with management, which included discussions regarding ONB's lending programs and business strategies.

     In arriving at our opinion, we have relied upon the accuracy and completeness of the information provided to us by the various parties mentioned above, upon public information and upon representations and warranties in the Agreement, and have not conducted any independent investigations to verify any such information or performed any independent appraisal of the Company's or ONB's assets.

     This fairness opinion is supported by the detailed information and analysis contained in the Evaluation and Analysis Report dated December 20, 1999 ("Report"), which has been produced by Capital Resources and will be delivered to the Company. We have relied on the Report for purposes of rendering this current fairness opinion.

     The Report contains a business description and financial analysis of the Company, an analysis of current economic conditions in the Company's primary market area, and a financial and market pricing comparison with a selected group of thrifts institutions which completed merger and acquisition transactions or are currently subject to pending transactions. In addition, the Report contains a discounted dividend stream and terminal value analysis. This analysis compares the value of the consideration proposed by ONB with the potential present value returns to the Company's shareholders if the Company remains independent for at least three to five years.

OPINION

     Based on the foregoing and on our general knowledge of and experience in the valuation of businesses and securities, we are of the opinion that, as of December 20, 1999, the consideration proposed by ONB for shares of common stock of the Company is fair to the shareholders of the Company from a financial point of view.

                                            Respectfully submitted,

                                            CAPITAL RESOURCES GROUP, INC.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant's Articles of Incorporation provide that the Registrant will indemnify any person who is or was a director, officer or employee of the Registrant or of any other corporation for which he is or was serving in any capacity at the request of the Registrant against all liability and expense that may be incurred in connection with any claim, action, suit or proceeding with respect to which such director, officer or employee is wholly successful or acted in good faith in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant or such other corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A director, officer or employee of the Registrant is entitled to be indemnified as a matter of right with respect to those claims, actions, suits or proceedings where he has been wholly successful. In all other cases, such director, officer or employee will be indemnified only if the Board of Directors of the Registrant or independent legal counsel finds that he has met the standards of conduct set forth above.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) The following Exhibits are being filed as part of this Registration
Statement:

          2              -- Agreement of Affiliation and Merger (included as Appendix
                            A to Proxy Statement-Prospectus)
          3(i)           -- Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on
                            Form S-3, File No. 333-87573, dated September 22, 1999)
          3(ii)          -- By-Laws of the Registrant (incorporated by reference to
                            Registrant's Quarterly Report on Form 10-Q for the
                            quarter ended March 31, 1999, File No. 0-10888, dated May
                            14, 1999)
          4              -- (a) the description of Registrant's common stock
                            contained in its Current Report on Form 8-K, dated
                            January 6, 1983 and March 1, 2000 (incorporated by
                            reference thereto), and (b) the description of
                            Registrant's Preferred Stock Purchase Rights contained in
                            Registrant's Form 8-A, dated March 1, 1990, including the
                            Rights Agreement, dated March 1, 1990, as amended on
                            March 1, 2000, between the Registrant and Old National
                            Bank in Evansville, as Trustee (incorporated by reference
                            thereto)
          5.01           -- Opinion of Krieg DeVault Alexander & Capehart, LLP re:
                            legality
          8.01           -- Tax Opinion of Krieg DeVault Alexander & Capehart, LLP
                            copy re: certain federal income tax matters
         10.01           -- Consulting Agreement, dated December 20, 1999, by and
                            between Donald P. Weinzapfel and Old National Bancorp
         10.02           -- Material Contracts (incorporated by reference to the
                            Registrant's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1999
         21              -- Subsidiaries of the Registrant
         23.01           -- Consents of Krieg DeVault Alexander & Capehart, LLP
                            (included in Opinions of Krieg DeVault Alexander &
                            Capehart, LLP re: legality at Exhibit 5 and re: certain
                            federal income tax matters at Exhibit 8)
         23.02           -- Consent of PricewaterhouseCoopers LLP
         23.03           -- Consent of Deloitte & Touche, LLP
         23.04           -- Consent of Arthur Andersen, LLP

         23.05           -- Consent of Olive LLP
         23.06           -- Consent of Heathcott & Mullaly, P.C.
         24              -- Powers of Attorney
         99.01           -- Form of Proxy
         99.02           -- Consent of Capital Resources Group, Inc.

     (b) Financial Statement Schedules

              Not Applicable

     (c) Fairness Opinion

              Included in Part I as Appendix B to the Proxy Statement-Prospectus included in this Registration Statement

ITEM 22. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through the use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (2) The undersigned registrant hereby undertakes that every prospectus
(i) that is filed pursuant to paragraph (b)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Evansville, State of Indiana, on May 3, 2000.

                                            OLD NATIONAL BANCORP

                                            By:    /s/ JAMES A. RISINGER
                                              ----------------------------------
                                                 James A. Risinger, President

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below as of May 3, 2000.

                        NAME                                                 TITLE
                        ----                                                 -----

                /s/ JAMES A. RISINGER                    Chairman of the Board, Director, President and
-----------------------------------------------------      Chief Executive Officer (Chief Executive
                  James A. Risinger                        Officer)

                 /s/ JOHN S. POELKER                     Senior Vice President (Chief Financial Officer
-----------------------------------------------------      and Principal Accounting Officer)
                   John S. Poelker

                  DAVID L. BARNING*                      Director
-----------------------------------------------------
                  David L. Barning*

                  RICHARD J. BOND*                       Director
-----------------------------------------------------
                  Richard J. Bond*

                   ALAN W. BRAUN*                        Director
-----------------------------------------------------
                   Alan W. Braun*

                 WAYNE A. DAVIDSON*                      Director
-----------------------------------------------------
                 Wayne A. Davidson*

                  LARRY E. DUNIGAN*                      Director
-----------------------------------------------------
                  Larry E. Dunigan*

                  DAVID E. ECKERLE*                      Director
-----------------------------------------------------
                  David E. Eckerle*

                  ANDREW E. GOEBEL*                      Director
-----------------------------------------------------
                  Andrew E. Goebel*

                 PHELPS L. LAMBERT*                      Director
-----------------------------------------------------
                 Phelps L. Lambert*

                        NAME                                                 TITLE
                        ----                                                 -----

                 RONALD B. LANKFORD*                     Director
-----------------------------------------------------
                 Ronald B. Lankford*

                   LUCIEN H. MEIS*                       Director
-----------------------------------------------------
                   Lucien H. Meis*

                  LOUIS L. MERVIS*                       Director
-----------------------------------------------------
                  Louis L. Mervis*

                   JOHN N. ROYSE*                        Director
-----------------------------------------------------
                   John N. Royse*

                MARJORIE Z. SOYUGENC*                    Director
-----------------------------------------------------
                Marjorie Z. Soyugenc*

                  KELLY N. STANLEY*                      Director
-----------------------------------------------------
                  Kelly N. Stanley*

                 CHARLES D. STORMS*                      Director
-----------------------------------------------------
                 Charles D. Storms*

             *By: /s/ JEFFREY L. KNIGHT
   -----------------------------------------------
                  Attorney-in-Fact

Print Name:           Jeffrey L. Knight
          ------------------------------------------------

                               INDEX TO EXHIBITS

        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------

          2              -- Agreement of Affiliation and Merger (included as Appendix
                            A to Proxy Statement-Prospectus)
          3(i)           -- Articles of Incorporation of the Registrant (incorporated by reference to Registrant's Registration Statement on
                            Form S-3, File No. 333-87573, dated September 22, 1999)
          3(ii)          -- By-Laws of the Registrant (incorporated by reference to
                            Registrant's Quarterly Report on Form 10-Q for the
                            quarter ended March 31, 1999, File No. 0-10888, dated May
                            14, 1999)
          4              -- (a) the description of Registrant's common stock
                            contained in its Current Report on Form 8-K, dated
                            January 6, 1983 and March 1, 2000 (incorporated by
                            reference thereto), and (b) the description of
                            Registrant's Preferred Stock Purchase Rights contained in
                            Registrant's Form 8-A, dated March 1, 1990, including the
                            Rights Agreement, dated March 1, 1990, as amended on
                            March 1, 2000, between the Registrant and Old National
                            Bank in Evansville, as Trustee (incorporated by reference
                            thereto)
          5.01           -- Opinion of Krieg DeVault Alexander & Capehart, LLP re:
                            legality
          8.01           -- Tax Opinion of Krieg DeVault Alexander & Capehart, LLP
                            copy re: certain federal income tax matters
         10.01           -- Consulting Agreement, dated December 20, 1999, by and
                            between Donald P. Weinzapfel and Old National Bancorp
         10.02           -- Material Contracts (incorporated by reference to the
                            Registrant's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1999
         21              -- Subsidiaries of the Registrant
         23.01           -- Consents of Krieg DeVault Alexander & Capehart, LLP
                            (included in Opinions of Krieg DeVault Alexander &
                            Capehart, LLP re: legality at Exhibit 5 and re: certain
                            federal income tax matters at Exhibit 8)
         23.02           -- Consent of PricewaterhouseCoopers LLP
         23.03           -- Consent of Deloitte & Touche, LLP
         23.04           -- Consent of Arthur Andersen, LLP
         23.05           -- Consent of Olive LLP
         23.06           -- Consent of Heathcott & Mullaly, P.C.
         24              -- Powers of Attorney
         99.01           -- Form of Proxy
         99.02           -- Consent of Capital Resources Group, Inc.